As filed with the Securities and Exchange Commission on May 12, 2011
Registration No. 333-173188

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

C&J Energy Services, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1389	20-5673219
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10375 Richmond Avenue, Suite 2000
Houston, Texas 77042
(713) 260-9900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Theodore R. Moore
Vice President-General Counsel
C&J Energy Services, Inc.
10375 Richmond Avenue, Suite 2000
Houston, Texas 77042
(713) 260-9900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffery K. Malonson Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 12, 2011

PRELIMINARY PROSPECTUS

C&J Energy Services, Inc.

28,768,000 shares
Common Stock

The selling stockholders are offering 28,768,000 shares of our common stock, which the selling stockholders acquired pursuant to a private placement between us and the selling stockholders. All of these shares of common stock are being sold by the selling stockholders named in this prospectus, or their resepctive transferees, pledgees, donees or successors-in-interest. The selling stockholders will receive all proceeds from the sale of the shares of our common stock being offered in this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

There is no public market for our common stock. We have applied to list our common stock on the New York Stock Exchange under the symbol “CJES.”

Once our common stock is listed on the New York Stock Exchange or another national securities exchange, the selling stockholders may sell the shares of common stock being offered by them from time to time on the New York Stock Exchange, in market transactions, in negotiated transactions or otherwise, and at prices and terms that will be determined by the then prevailing market price for the shares of common stock or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” on page 92 of this prospectus.

Investing in our common stock involves risks. Please read “Risk Factors” beginning on page 5 of this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated          , 2011.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. The selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good-faith estimates.

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PROSPECTUS SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including the information presented under the headings “Risk Factors” beginning on page 5 of this prospectus, “Cautionary Note Regarding Forward-Looking Statements” on page 16 of this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 21 of this prospectus, and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

In this prospectus, unless the context otherwise requires, the terms “C&J,” “we,” “us,” “our,” and our “company” refer to C&J Energy Services, Inc., its subsidiary C&J Spec-Rent Services, Inc., or Spec-Rent, and Spec-Rent’s subsidiary, Total E&S, Inc.

Our Company

Overview

We are a rapidly growing independent provider of premium hydraulic fracturing and coiled tubing services with a focus on complex, technically demanding well completions. We provide our services in conjunction with both conventional and unconventional well completions as well as workover and stimulation operations for existing wells. We compete with a limited number of service companies for what we believe to be the most complex hydraulic fracturing projects, which are typically characterized by long lateral segments and multiple fracturing stages in high-pressure formations. We believe service providers are selected for these complex projects primarily based on technical expertise, fleet capability and experience rather than solely on price. We also provide pressure pumping services and other related well stimulation services in connection with our well completion and production enhancement operations.

We have historically operated in what we believe to be some of the most geologically challenging basins in South Texas, East Texas/North Louisiana and Western Oklahoma. The customers we serve are primarily large exploration and production companies with significant unconventional resource positions, including EOG Resources, EXCO Resources, Anadarko Petroleum, Plains Exploration, Penn Virginia, Petrohawk, El Paso, Apache and Chesapeake. We are in the process of acquiring additional hydraulic fracturing fleets and are evaluating opportunities with existing and new customers to expand our operations into new areas throughout the United States with similarly demanding completion and stimulation requirements.

We operate four modern, 15,000 pounds per square inch, or psi, pressure rated hydraulic fracturing fleets with an aggregate 142,000 horsepower, and we currently have on order two additional hydraulic fracturing fleets, which, upon delivery, will increase our aggregate horsepower to 206,000 by the end of 2011. Our hydraulic fracturing equipment is specially designed to handle well completions with long lateral segments and multiple fracturing stages in high-pressure formations. We also operate a fleet of 14 coiled tubing units, 16 double pump pressure pumps and nine single pump pressure pumps.

Our hydraulic fracturing fleets and coiled tubing units are currently deployed in the Eagle Ford Shale of South Texas, the Haynesville Shale of East Texas/North Louisiana and the Granite Wash of Western Oklahoma. Recent advances in horizontal drilling and hydraulic fracturing technologies have lowered unit recovery costs in these basins and increased the potential for long-term oil and natural gas development. Additionally, the increase in the number of drilling permits awarded in the Eagle Ford, Haynesville and Granite Wash regions, coupled with the increasing complexity and technical completion requirements for many wells in these regions, are expected to drive growth in demand for our well completion services for the foreseeable future. We have and plan to continue to focus on basins with technically demanding hydraulic fracturing requirements.

Our Services

We provide hydraulic fracturing, coiled tubing, pressure pumping and other related well stimulation services to our customers under a single operating segment. We have traditionally used our coiled tubing and pressure pumping services to extend our hydraulic fracturing services into new markets.

Hydraulic Fracturing.  Our customers utilize our hydraulic fracturing services to enhance the production of oil and natural gas from formations with low permeability, which restricts the natural flow of hydrocarbons. The fracturing process consists of pumping a fluid into a cased well at sufficient pressure to fracture the producing formation. Sand, bauxite or synthetic proppants are suspended in the fluid and are pumped into the fracture to prop the fracture open. The extremely high pressure required to stimulate wells in the regions in which we operate presents a challenging environment for achieving a successfully fractured horizontal well. As a result, an important element of the services we provide to producers is designing the optimum well completion, which includes determining the proper fluid, proppant and injection specifications to maximize production. Our engineering staff also provides technical evaluation, job design and fluid recommendations for our customers as an integral element of our fracturing service.

Coiled Tubing.  Our customers utilize our coiled tubing services to perform various functions associated with well-servicing operations and to facilitate completion of horizontal wells. Coiled tubing services involve the insertion of steel tubing into a well to convey materials and equipment to perform various applications on either a completion or workover assignment. We believe coiled tubing has become a preferred method of well completion, workover and maintenance projects due to speed, ability to handle heavy-duty jobs across a wide spectrum of pressure environments, safety and ability to perform services without having to shut in a well. We have successfully leveraged our existing relationships with coiled tubing customers to expand our fracturing business.

Pressure Pumping.  Our customers utilize our pressure pumping services primarily in connection with completing new wells and remedial and production enhancement work on existing wells. Our pressure pumping services are routinely performed in conjunction with our coiled tubing services. Our pressure pumping services include well injection, cased-hole testing, workover pumping, mud displacement, wireline pumpdowns and pumping-down coiled tubing. Our pressure pumping services often provide us with advance knowledge of a customer’s need for coiled tubing services.

Recent Developments

Acquisition of Total E&S, Inc.  On April 28, 2011, we acquired Total E&S, Inc., or Total, a manufacturer of hydraulic fracturing, coiled tubing, pressure pumping and other equipment used in the energy services industry and one of our largest suppliers of machinery and equipment. We paid a purchase price of approximately $21.6 million in cash. In connection with the acquisition, we also repaid in full $10.0 million of indebtedness outstanding under Total’s credit facilities, which increased the aggregate cost of the transaction to $31.6 million. We funded $25.0 million of the purchase price and debt repayment with borrowings under our credit facility and funded the remainder with cash on hand. Total is located in Granbury, Texas.

We believe the acquisition of a key supplier provides several strategic advantages including a significant reduction in our exposure to third-party supply chain constraints, shorter cycle times for the delivery of new equipment and replacement parts, a reduction in and greater control of the cost of new equipment, and enhanced operational control of our service offering, each of which should help facilitate our continued growth. Furthermore, the Total acquisition is expected to help minimize downtime by enhancing our capabilities for maintenance and repair of our hydraulic fracturing equipment.

For more information regarding our historical relationship with Total, please read “Certain Relationships and Related Party Transactions — Acquisition of Total” on page 77 of this prospectus.

Corporate Information

We are a Delaware corporation. Our principal executive offices are located at 10375 Richmond Avenue, Suite 2000, Houston, Texas 77042 and our main telephone number is (713) 260-9900. Our website is available at          .

The Offering

Common stock offered by the Selling Stockholders	shares

Common stock to be outstanding after this offering(1)	shares

Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

Risk Factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider before making an investment, please read “Risk Factors” beginning on page 5 of this prospectus.

Proposed New York Stock Exchange Symbol	CJES

(1)	The number of outstanding shares excludes (i) 5,746,254 shares of common stock issuable upon exercise of options to be outstanding immediately after this offering, of which 1,949,318 currently are exercisable, and (ii) an aggregate of approximately 1,902,953 shares of common stock reserved and available for future issuance under the C&J Energy Services, Inc. 2010 Stock Option Plan, or the 2010 Plan. For additional information regarding the 2010 Plan, please read “Executive Compensation and Other Information — Components of Executive Compensation — Stock Options” beginning on page 61 of this prospectus.

Risk Factors

An investment in shares of our common stock involves risks. Below is a summary of certain key risk factors that you should consider in evaluating an investment in shares of our common stock. This list is not exhaustive. Please read the full discussion of these risks and other risks described under “Risk Factors” beginning on page 5 of this prospectus as well as other factors described in this prospectus.

•	Our business depends on the oil and natural gas industry and particularly on the level of exploration, development and production of oil and natural gas in the United States. Our markets may be adversely affected by industry conditions that are beyond our control.

•	Because the oil and gas industry is cyclical, our operating results may fluctuate.

•	Delays in delivery of our new fracturing fleets or future orders of specialized equipment from suppliers could harm our business, results of operations and financial condition.

•	Delays in deliveries of key raw materials or increases in the cost of key raw materials could harm our business, results of operations and financial condition.

•	There is potential for excess capacity in our industry.

•	Federal legislation and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays as well as adversely affect our support services.

•	We participate in a capital-intensive industry. We may not be able to finance future growth or our operations or future acquisitions.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this prospectus before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed and we may not be able to achieve our goals. If that occurs, the value of our common stock could decline and you could lose some or all of your investment.

Risks Relating to Our Business

Our business depends on the oil and natural gas industry and particularly on the level of exploration, development and production of oil and natural gas in the United States. Our markets may be adversely affected by industry conditions that are beyond our control.

We depend on our customers’ willingness to make operating and capital expenditures to explore for, develop and produce oil and natural gas in the United States. If these expenditures decline, our business may suffer. Our customers’ willingness to explore, develop and produce depends largely upon prevailing industry conditions that are influenced by numerous factors over which our management has no control, such as:

•	the supply of and demand for oil and natural gas, including current natural gas storage capacity and usage;

•	the prices, and expectations about future prices, of oil and natural gas;

•	the supply of and demand for hydraulic fracturing and other well service equipment in the United States;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	public pressure on, and legislative and regulatory interest within, federal, state and local governments to stop, significantly limit or regulate hydraulic fracturing activities;

•	the expected rates of decline of current oil and natural gas production;

•	lead times associated with acquiring equipment and products and availability of personnel;

•	regulation of drilling activity;

•	the discovery rates of new oil and natural gas reserves;

•	available pipeline and other transportation capacity;

•	weather conditions, including hurricanes that can affect oil and natural gas operations over a wide area;

•	political instability in oil and natural gas producing countries;

•	domestic and worldwide economic conditions;

•	technical advances affecting energy consumption;

•	the price and availability of alternative fuels; and

•	merger and divestiture activity among oil and natural gas producers.

The level of activity in the oil and natural gas exploration and production industry in the United States is volatile. In 2009, our industry experienced an unprecedented decline in drilling activity in the United States as rig counts dropped by approximately 57% from 2008 highs. Correlating with this decline, the Henry Hub spot price for natural gas decreased from an average of $8.90 per mcf in 2008 to $4.16 per mcf in 2009. As of May 11, 2011, the Henry Hub spot price for natural gas was $4.18 per mcf. Unexpected material declines in oil and natural gas prices, or drilling or completion activity in the southern United States oil and natural gas shale regions, could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, a decrease in the development rate of oil and natural gas reserves in our market areas may also have an adverse impact on our business, even in an environment of stronger oil and natural gas prices.

The cyclicality of the oil and natural gas industry in the United States may cause our operating results to fluctuate.

We have experienced in the past, and may experience in the future, significant fluctuations in operating results as a result of the reactions of our customers to actual and anticipated changes in oil and natural gas prices in the United States. For example, in 2009, due to fluctuations in our operating results caused largely by the volatility of commodity prices, we faced potential payment and covenant defaults under our then-existing subordinated term loan agreement. In connection with such potential defaults, we obtained a waiver from our lenders to extend the maturity date and amend certain payment terms and maintenance covenants under such facility. If our operating results are adversely impacted by actual or anticipated changes in oil and natural gas prices, or for any other reason, then we may be in default under our debt arrangements and be required to seek a waiver from our lenders in the future, and such measures may not be successful.

There is potential for excess capacity in our industry, which could adversely affect our business and operating results.

Currently, the demand for hydraulic fracturing services exceeds the availability of fracturing equipment and crews across the industry and in our operating areas in particular. The accelerated wear and tear of hydraulic fracturing equipment due to its deployment in unconventional, as opposed to conventional, oil and natural gas fields characterized by longer lateral lengths and larger numbers of fracturing stages has further amplified this equipment and crew shortage. As a result, we and our competitors have ordered additional fracturing equipment to meet existing and projected long-term demand. If demand for fracturing services decreases or the supply of fracturing equipment and crews increases, then the increase in supply relative to demand may result in lower prices and utilization of our services and could adversely affect our business and results of operations.

Our inability to acquire or delays in the delivery of our new fracturing fleets or future orders of specialized equipment from suppliers could harm our business, results of operations and financial condition.

We expect to take delivery of two new fracturing fleets during 2011, Fleet 5 in June 2011 and Fleet 6 in the fourth quarter of 2011. The delivery of Fleet 5 and Fleet 6 or any other fracturing fleets we may order in the future could be materially delayed or not delivered at all. Total is constructing our hydraulic fracturing pumps for both Fleet 5 and Fleet 6. The overall number of hydraulic fracturing equipment suppliers in the industry is limited, and there is high demand for such equipment, which may increase the risk of delay or failure to deliver and limit our ability to find alternative suppliers. Any material delay or failure to deliver new fleets could defer or substantially reduce our revenue from the deployment of these fracturing fleets. Additionally, if the delivery of Fleet 5 is materially delayed or not delivered, we may be unable to fulfill our term fracturing contract relating to this fleet. In the event that we were unable to commence service under our contract relating to Fleet 5 (due to equipment delivery delay or otherwise) by a specified date, the customer has the right to terminate the contract without penalty.

Delays in deliveries of key raw materials or increases in the cost of key raw materials could harm our business, results of operations and financial condition.

We have established relationships with a limited number of suppliers of our raw materials and finished products. Should any of our current suppliers be unable to provide the necessary raw materials (such as proppant, chemicals or coiled tubing) or finished products (such as fluid-handling equipment) or otherwise fail to deliver the products in a timely manner and in the quantities required, any resulting delays in the provision of services could have a material adverse effect on our business, financial condition, results of operations and cash flows. During 2008, our industry faced sporadic proppant shortages associated with pressure pumping operations requiring work stoppages, which adversely impacted the operating results of several competitors. We may not be able to mitigate any future shortages of raw materials, including proppants.

Federal legislation and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays as well as adversely affect our support services.

The federal Safe Drinking Water Act, or SDWA, regulates the underground injection of substances through the Underground Injection Control, or the UIC program. Hydraulic fracturing generally is exempt from regulation under the UIC program, and the hydraulic fracturing process is typically regulated by state oil and gas commissions. The United States Environmental Protection Agency, or EPA, has recently taken the position that hydraulic fracturing with fluids containing diesel fuel are subject to regulation under the UIC program, specifically as “Class II” UIC wells. At the same time, the EPA has commenced a study of the potential environmental impacts of hydraulic fracturing activities, and a committee of the U.S. House of Representatives is also conducting an investigation of hydraulic fracturing practices. As part of these studies, both the EPA and the House committee have requested that certain companies provide them with information concerning the chemicals used in the hydraulic fracturing process. These studies, depending on their results, could spur initiatives to regulate hydraulic fracturing under the SDWA or otherwise. Legislation, which has not passed, has been introduced before Congress in the last few sessions to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process. If similar federal legislation is introduced and becomes law in the future, the legislation could establish an additional level of regulation at the federal level that could lead to operational delays or increased operating costs, making it more difficult to perform hydraulic fracturing and increasing our costs of compliance and doing business.

In addition, various state and local governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permit requirements, operational restrictions, disclosure requirements, and temporary or permanent bans on hydraulic fracturing in certain environmentally sensitive areas such as certain watersheds. Bills have been introduced into the Texas Senate and House of Representatives that would require the disclosure of information regarding the substances used in the hydraulic fracturing process to the Railroad Commission of Texas and the public. The availability of information regarding the constituents of hydraulic fracturing fluids could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. Moreover, disclosure of our proprietary chemical formulas to third parties or to the public, even if inadvertent, could diminish the value of those formulas and could result in competitive harm to us.

The adoption of new laws or regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete natural gas wells in shale formations, increase our costs of compliance, and adversely affect the hydraulic fracturing services that we render for our exploration and production customers. In addition, if hydraulic fracturing becomes regulated at the federal level as a result of federal legislation or regulatory initiatives by the EPA, fracturing activities could become subject to additional permitting requirements, and also to attendant permitting delays and potential increases in cost, which could adversely affect our business and results of operations.

Our executive officers and certain key personnel are critical to our business and these officers and key personnel may not remain with us in the future.

Our future success depends upon the continued service of our executive officers and other key personnel, particularly Joshua E. Comstock, our Chief Executive Officer, President and Chairman. If we lose the services of Mr. Comstock, our other executive officers or other key personnel, our business, operating results and financial condition could be harmed. Additionally, proceeds from the key person life insurance on Mr. Comstock would not be sufficient to cover our losses in the event we were to lose his services.

Reliance upon a few large customers may adversely affect our revenues and operating results.

Our top five customers accounted for approximately 81.0%, 67.4% and 61.1% of our revenue for the years ended December 31, 2010, 2009 and 2008, respectively. Our top ten customers represented approximately 90.2%, 90.6% and 79.9% of our revenue for the years ended December 31, 2010, 2009 and 2008, respectively. For the three months ended March 31, 2011, our top five customers accounted for 89.8% of our revenues and our top ten customers accounted for 97.2% of our revenues. It is likely that we will continue to derive a significant portion of our revenue from a relatively small number of customers in the future. If a major customer fails to pay us or decides not to continue to use our services, revenue could decline and our operating results and financial condition could be harmed.

We may not be able to renew our term contracts on attractive terms or at all, which could adversely impact our results of operations, financial condition and cash flows.

A significant amount of our revenue is currently derived from term contracts. For the three months ended March 31, 2011, we derived 53.6% of our total revenues from our term contracts. The term of these contracts ranges from one to three years. Once these contracts expire, we may not be able to extend the contracts, enter into additional term contracts on favorable terms or at all or deploy our hydraulic fracturing fleets in the spot market on attractive terms. If we are not able to do so, our results of operations, financial condition and cash flows could be adversely impacted.

We are vulnerable to the potential difficulties associated with rapid growth and expansion.

We have grown rapidly over the last several years. For example, from the year ended December 31, 2008 through the year ended December 31, 2010, our Adjusted EBITDA increased $62.7 million from $19.9 million to $82.6 million. For the year ended December 31, 2010, our revenues were $244.2 million and net income was $32.3 million. We believe that our future success depends on our ability to manage the rapid growth that we have experienced and the demands from increased responsibility on our management personnel. The following factors could present difficulties to us:

•	lack of sufficient executive-level personnel;

•	increased administrative burden;

•	long lead times associated with acquiring additional equipment, including potential delays with respect to our on-order fracturing fleets, Fleet 5 and Fleet 6; and

•	ability to maintain the level of focused service attention that we have historically been able to provide to our customers.

In addition, we recently completed the acquisition of Total and may in the future seek to grow our business through acquisitions that enhance our existing operations. The success of any completed acquisition, including our acquisition of Total, will depend on our ability to integrate effectively the acquired business into our existing operations. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources. Our operating results could be adversely affected if we do not successfully manage these potential difficulties.

We may be unable to employ a sufficient number of skilled and qualified workers.

The delivery of our services and products requires personnel with specialized skills and experience who can perform physically demanding work. As a result of the volatility in the energy service industry and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment. Our ability to be productive and profitable will depend upon our ability to employ and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers in our geographic area of operations is high, and the supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Our operations are subject to hazards inherent in the energy services industry.

Risks inherent to our industry, such as equipment defects, vehicle accidents, explosions and uncontrollable flows of gas or well fluids, can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to, or destruction of property, equipment and the environment. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages. The existence, frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our services if they view our safety record as unacceptable, which could cause us to lose customers and substantial revenues.

Our operational personnel have experienced accidents which have, in some instances, resulted in serious injuries. Our safety procedures may not always prevent such damages. Our insurance coverage may be inadequate to cover our liabilities. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable or on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by us or a claim at a time when we are not able to obtain liability insurance could have a material adverse effect on our ability to conduct normal business operations and on our financial condition, results of operations and cash flows.

We participate in a capital-intensive industry. We may not be able to finance future growth of our operations or future acquisitions.

Historically, we have funded the growth of our operations and equipment purchases from bank debt, capital contributions from our equity sponsors and cash generated by our business. If we do not generate sufficient cash from operations to expand our business, our growth could be limited unless we are able to obtain additional capital through equity or debt financings or bank borrowings. Our inability to grow our business may adversely impact our ability to sustain or improve our profits.

Our industry is highly competitive and we may not be able to provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices.

Our industry is highly competitive. The principal competitive factors in our markets are generally technical expertise, fleet capability and experience. We compete with large national and multi-national companies that have longer operating histories, greater financial resources and greater name recognition than we do and who can operate at a loss in the regions in which we operate. Several of our competitors provide a broader array of services and have a stronger presence in more geographic markets. In addition, there are several smaller companies capable of competing effectively on a regional or local basis. Our competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. As a result of competition, we may lose market share or be unable to maintain or increase prices for our present services or to acquire additional business opportunities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, competition among oilfield service and equipment providers is affected by each provider’s reputation for safety and quality. Our reputation for safety and quality may not be sufficient to enable us to maintain our competitive position.

Covenants in our debt agreement restrict our business in many ways.

Our credit facility contains restrictive covenants and requires us to maintain a debt coverage ratio, to maintain a fixed charge coverage ratio and to satisfy other financial condition tests. Our ability to meet those financial requirements can be affected by adverse industry conditions and other events beyond our control, and we cannot be certain that we will meet those requirements. In addition, our credit facility contains a number of additional restrictive covenants, including a covenant limiting, subject to certain exceptions, our ability to make capital expenditures in excess of $100.0 million in any fiscal year, provided that up to $50.0 million of such amount in any fiscal year may be rolled over to the subsequent fiscal year and up to $50.0 million of such amount may also be pulled forward from the subsequent fiscal year. The capital expenditure restrictions do not apply to capital expenditures financed with proceeds from the issuance of common equity interests or to maintenance capital expenditures.

A breach of any of these covenants could result in a default under our credit facility. Upon the occurrence of an event of default under our credit facility, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our credit facility could proceed against the collateral granted to them to secure that indebtedness.

We have pledged a significant portion of our and our subsidiary’s assets as collateral under our credit facility. If the lenders under our credit facility accelerate the repayment of borrowings, we may not have sufficient assets to repay indebtedness under such facilities and our other indebtedness. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Description of Our Indebtedness” beginning on page 33 of this prospectus for additional information regarding our credit facility.

Energy Spectrum and Citigroup/Stepstone will continue to have significant influence over us, including influence over decisions that require stockholder approval, which could limit your ability to influence the outcome of key transactions, including a change of control.

Energy Spectrum Partners IV LP, whom we refer to in this prospectus as Energy Spectrum, holds approximately 16.3% of our outstanding common stock, and StepStone Capital Partners II Onshore, L.P., StepStone Capital Partners II Cayman Holdings, L.P., 2006 Co-Investment Portfolio, L.P. and Citigroup Capital Partners II Employee Master Fund, L.P., whom we collectively refer to in this prospectus as Citigroup/StepStone hold approximately 14% of our outstanding common stock. In addition, pursuant to our Amended and Restated Stockholders’ Agreement, each of Citigroup/StepStone and Energy Spectrum, collectively referred to in this prospectus as our Sponsors, has the right to name one director to our board of directors for so long as each holds 10% of our common stock. As a result, our Sponsors have significant influence over our decisions to enter into any corporate transaction regardless of whether others believe that the transaction is in our best interests. Please read “Certain Relationships and Related Party Transactions — Amended and Restated Stockholders’ Agreement” beginning on page 75 of this prospectus.

As long as our Sponsors continue to hold a large portion of our outstanding common stock, they will have the ability to influence the vote in any election of directors and over decisions that require stockholder approval. In addition, the concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Our Sponsors are also in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsors may also pursue acquisition opportunities that are complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and the trading price of our common stock.

As a privately held company, we are not currently required to comply with Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Following the effectiveness of the registration statement of which this prospectus forms a part, we will be a public company and be required to comply with Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff. Implementing these requirements may occupy a significant amount of time of our board of directors and management and significantly increase our costs and expenses.

Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future and comply with the certification and reporting obligations under Sections 302 and 404 of the Sarbanes-Oxley Act of 2002. Any failure to maintain effective controls, or any difficulties encountered in our implementation or improvement of our internal controls over financial reporting could result in material misstatements that are not prevented or detected on a timely basis, which could potentially subject us to sanctions or investigations by the SEC, the New York Stock Exchange, or NYSE, or other regulatory authorities. Ineffective internal controls could also cause investors to lose confidence in our reported financial information.

Weather conditions could materially impair our business.

Our operations in Louisiana and parts of Texas may be adversely affected by hurricanes and tropical storms, resulting in reduced demand for our well completion services. Adverse weather can also directly impede our own operations. Repercussions of severe weather conditions may include:

•	curtailment of services;

•	weather-related damage to facilities and equipment, resulting in suspension of operations;

•	inability to deliver equipment, personnel and products to job sites in accordance with contract schedules;

•	increase in the price of insurance; and

•	loss of productivity.

These constraints could also delay our operations, reduce our revenues and materially increase our operating and capital costs.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating costs and reduced demand for our services.

On December 15, 2009, the EPA published its findings that emissions of carbon dioxide, methane and other greenhouse gases, or GHGs, present an endangerment to public health and welfare because emissions of such gases are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climate changes. Based on these findings, the EPA has begun to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act, or the CAA. The EPA recently adopted two sets of rules regulating greenhouse gas emissions under the CAA, one of which requires a reduction in emissions of greenhouse gases from motor vehicles and the other of which will require that certain large stationary sources obtain permits for their emissions of greenhouse gases, effective January 2, 2011. The EPA has also adopted rules requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources, on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010, as well as certain oil and natural gas production facilities, on an annual basis, beginning in 2012 for emissions occurring in 2011.

In addition to the EPA, both houses of Congress have actively considered legislation to reduce emissions of GHGs, and more than one-third of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved.

Any new federal, regional or state restrictions on emissions of carbon dioxide or other GHGs that may be imposed in areas in which we conduct business could result in increased compliance costs or additional operating restrictions on our customers. Such legislation could potentially make our customers’ products more expensive and thus reduce demand for them, which could have a material adverse effect on the demand for our services and our business. Finally, some scientists have concluded that increasing concentrations of GHGs in the earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our results of operations. Please read “Business — Environmental Matters” beginning on page 46 of this prospectus for a more detailed description of our climate-change related risks.

We are subject to extensive and costly environmental, health and safety laws, rules and regulations that may require us to take actions that will adversely affect our results of operations.

Our business is significantly affected by stringent and complex federal, state and local laws and regulations governing the discharge of substances into the environment or otherwise relating to protection of the environment or human health and safety. As part of our business, we handle, transport, and dispose of a variety of fluids and substances used by our customers in connection with their oil and natural gas exploration and production activities. We also generate and dispose of hazardous waste. The generation, handling, transportation, and disposal of these fluids, substances, and waste are regulated by a number of laws, including the Resource Recovery and Conservation Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Clean Water Act; the Safe Drinking Water Act; and analogous state laws. Failure to properly handle, transport, or dispose of these materials or otherwise conduct our operations in accordance with these and other environmental laws could expose us to liability for governmental penalties, third-party claims, cleanup costs associated with releases of such materials, damages to natural resources, and other damages, as well as potentially impair our ability to conduct our operations. We could be exposed to liability for cleanup costs, natural resource damages and other damages under these and other environmental laws as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Environmental laws and regulations have changed in the past, and they are likely to change in the future. If existing regulatory requirements or enforcement policies change, we may be required to make significant unanticipated capital and operating expenditures.

Any failure by us to comply with applicable environmental, health and safety laws, rules and regulations may result in governmental authorities taking actions against our business that could adversely impact our operations and financial condition, including the:

•	issuance of administrative, civil and criminal penalties;

•	modification, denial or revocation of permits or other authorizations;

•	imposition of limitations on our operations; and

•	performance of site investigatory, remedial or other corrective actions.

The effect of environmental laws and regulations on our business is discussed in greater detail under “Business — Environmental Matters” beginning on page 46 of this prospectus.

More stringent trucking regulations may increase our costs and negatively impact our results of operations.

As part of the services we provide, we operate as a motor carrier and therefore are subject to regulation by the United States Department of Transportation, or the DOT, and by other various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations and regulatory safety, and hazardous materials labeling, placarding and marking. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive in any specific period, onboard black box recorder devices or limits on vehicle weight and size.

Interstate motor carrier operations are subject to safety requirements prescribed by the DOT. To a large degree, intrastate motor carrier operations are subject to state safety regulations that mirror federal regulations. Such matters as weight and dimension of equipment are also subject to federal and state regulations.

From time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes, including taxes on motor fuels, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

New technology may hurt our competitive position.

The energy service industry is subject to the introduction of new completion techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies or technologies comparable to ours in the future, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources than we do, which may allow them to gain technological advantages or implement new technologies before we can. Additionally, we may be unable to implement new technologies or products at all, on a timely basis or at an acceptable cost. Limits on our ability to effectively use or implement new technologies may have a material adverse effect on our business, financial condition and results of operations.

Our senior executive officers and several of our directors may not be able to organize and effectively manage a publicly traded company, which could adversely affect our business, financial condition, and results of operations.

We completed our initial public offering on          2011, and became a publicly traded company. Some of our senior executive officers or directors have not previously organized or managed a publicly traded company, and our senior executive officers and directors may not be successful in doing so. The demands of organizing and managing a publicly traded company are much greater as compared to a private company and some of our senior executive officers and directors may not be able to meet those increased demands. Failure to organize and effectively manage us could adversely affect our business, financial condition and results of operations.

Risks Related to Our Common Stock

We do not anticipate paying any dividends on our common stock in the foreseeable future.

For the foreseeable future, we intend to retain earnings to grow our business. Payments of dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors as our board of directors deems relevant. Our credit facility restricts our ability to pay cash dividends on our common stock and we may also enter into credit agreements or borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock.

We will incur increased costs as a result of being a public company.

As a privately held company, we have not been responsible for the corporate governance and financial reporting practices and policies required of a publicly traded company. We completed our initial public offering on          2011, and became a publicly traded company. As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the NYSE with which we are not required to comply with as a private company. Complying with these laws, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board, or PCAOB;

•	comply with rules promulgated by the NYSE;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish an investor relations function.

In addition, we also expect that being a public company subject to these rules and regulations will require us to accept less director and officer liability insurance coverage than we desire or to incur substantial costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our Audit Committee, and qualified executive officers.

Future issuances by us of common stock or convertible securities could lower our stock price and dilute your ownership in us.

We may issue additional shares of common stock or securities convertible into shares of our common stock in public offerings or privately negotiated transactions following this offering. As of May 12, 2011, we had 47,499,074 shares of common stock outstanding. We are currently authorized to issue up to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock with terms designated by our board. The potential issuance of additional shares of common stock or convertible securities could lower the trading price of our common stock and may dilute your ownership interest in us.

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company that a stockholder may consider favorable, which could adversely affect the price of our common stock. The provisions in our amended and restated certificate of incorporation and amended and restated bylaws that could delay or prevent an unsolicited change in control of our company include board authority to issue preferred stock without stockholder approval, and advance notice provisions for director nominations or business to be considered at a stockholder meeting. In addition, once our Sponsors’ beneficial ownership percentage drops below 25% of the outstanding shares of common stock, we will be governed by Section 203 of the Delaware General Corporation Law, or DGCL. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. Please read “Description of Capital Stock — Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law” beginning on page 183 of this prospectus.

Future offerings of debt securities and preferred stock, which would rank senior to our common stock upon liquidation, may adversely affect the market value of common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock. Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Our preferred stock, which may be issued without stockholder approval, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market value of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects, our future revenues, income and capital spending and our strategy. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed under “Risk Factors” beginning on page 5 of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 21 of this prospectus, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, contingencies and uncertainties include, but are not limited to, the following:

•	a sustained decrease in domestic spending by the oil and natural gas exploration and production industry;

•	a decline in or substantial volatility of crude oil and natural gas commodity prices;

•	delay in or failure of delivery of our new fracturing fleets or future orders of specialized equipment;

•	the loss of or interruption in operations of one or more key suppliers;

•	overcapacity and competition in our industry;

•	the incurrence of significant costs and liabilities in the future resulting from our failure to comply, or our compliance with, new or existing environmental regulations or an accidental release of hazardous substances into the environment;

•	the loss of, or inability to attract new, key management personnel;

•	the loss of, or failure to pay amounts when due by, one or more significant customers;

•	unanticipated costs, delays and other difficulties in executing our long-term growth strategy;

•	a shortage of qualified workers;

•	operating hazards inherent in our industry;

•	accidental damage to or malfunction of equipment;

•	an increase in interest rates;

•	the potential inability to comply with the financial and other covenants in our debt agreements as a result of reduced revenues and financial performance or our inability to raise sufficient funds through assets sales or equity issuances should we need to raise funds through such methods;

•	the continued influence of our Sponsors;

•	the potential failure to establish and maintain effective internal control over financial reporting; and

•	our inability to operate effectively as a publicly traded company.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

DIVIDEND POLICY

For the foreseeable future, we intend to retain earnings to grow our business. Payments of dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors that our board of directors deems relevant. Our credit facility restricts our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Description of Our Indebtedness” beginning on page 33 of this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our summary historical financial data for the periods and as of the dates indicated. The selected consolidated statement of operations data and statement of cash flows data for the three months ended March 31, 2011 and 2010 and the selected consolidated balance sheet data as of March 31, 2011 are derived from our unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The selected consolidated statement of operations data and statement of cash flows data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The selected consolidated statement of operations data and statement of cash flows data for the periods ended December 31, 2007 and 2006 and October 16, 2006 and the selected consolidated balance sheet data as of December 31, 2008, 2007 and 2006 and October 16, 2006 were audited by Flackman Goodman & Potter, P.A., or Flackman, an accounting firm not registered with the PCAOB, and are considered “unaudited” for purposes of the registration statement of which this prospectus is a part. The unaudited consolidated statement of operations data and unaudited statement of cash flow flows data for the three months ended financial data as of March 31, 2011 and 2010 and the selected unaudited consolidated balance sheet data as of March 31, 2011 and 2010 are derived from our unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The unaudited financial data have, in our opinion, been prepared on a basis consistent with the audited consolidated financial statements and notes thereto and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information.

Historical results are not necessarily indicative of the results we expect in future periods. The information presented below should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 21 of this prospectus and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

						Period from
					Period from October	January 1, 2006
					17, 2006 (Inception	to October 16,	Three Months Ended
	Year Ended December 31,				Date) to December	2006	March 31,
	2010	2009	2008	2007	31, 2006	(Predecessor)[1]	2011	2010
	(In thousands except per share amounts)
				(Unaudited)

Statement of Operations Data:
Revenue	$244,157	$67,030	$62,441	$28,022	$6,677	$22,088	$127,204	$32,636
Cost of sales	154,297	54,242	42,401	14,227	2,504	7,226	70,048	23,176

Gross profit	89,860	12,788	20,040	13,795	4,173	14,862	57,156	9,460
Selling, general and administrative expenses	17,998	9,533	8,950	7,427	2,283	4,691	8,825	2,867
Loss (gain) on sale/disposal of assets	1,571	920	397	129	96	29	(90)	(16)

Operating income	70,291	2,335	10,693	6,239	1,794	10,142	48,421	6,609
Other income (expense):
Interest income	9	4	5	50	15	81	1	—
Interest expense	(17,350)	(4,712)	(6,913)	(5,786)	(1,055)	(2,742)	(1,959)	(2,998)
Lender fees	(322)	(391)	(511)	(341)	(114)	—	(25)	(53)
Other income	163	—	—	—	1	18	13	102
Other expense	(150)	(52)	(68)	(17)	—	—	—	(1)

Total other expenses	(17,650)	(5,151)	(7,487)	(6,094)	(1,153)	(2,643)	(1,970)	(2,950)
Income (loss) before income taxes	52,641	(2,816)	3,206	145	641	7,499	46,451	3,659
Provision (benefit) for income taxes	20,369	(386)	2,085	868	199	2,999	17,366	1,416

Net income (loss)	$32,272	$(2,430)	$1,121	$(723)	$442	$4,500	$29,085	$2,243

Basic net income (loss) per share	$0.70	$(0.05)	$0.02	$(0.02)	$0.01	$0.04	$0.61	$0.05
Diluted net income (loss) per share	$0.67	$(0.05)	$0.02	$(0.02)	$0.01	$0.04	$0.60	$0.05

						Period from
					Period from October	January 1, 2006
					17, 2006 (Inception	to October 16,	Three Months Ended
	Year Ended December 31,				Date) to December	2006	March 31,
	2010	2009	2008	2007	31, 2006	(Predecessor)[1]	2011	2010
	(In thousands)
				(Unaudited)
Statement of Cash Flows Data:
Capital expenditures	$44,473	$4,301	$21,526	$30,152	$9,282	$11,360	$29,784	$2,515
Cash flow provided by (used in):
Operating activities	44,723	12,056	8,611	8,377	855	6,240	19,716	3,086
Investing activities	(43,818)	(4,254)	(20,673)	(30,054)	(108,760)	(7,538)	(27,442)	(2,490)
Financing activities	734	(6,733)	11,921	21,305	106,700	1,000	6,965	(1,640)

						As of
					As of	October 16,	As of
	As of December 31,				December	2006	March 31,
	2010	2009	2008	2007	31, 2006	(Predecessor)[1]	2011
	(In thousands)
			(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$2,817	$1,178	$109	$250	$622	$1,827	$2,056
Accounts receivable, net	44,354	12,668	13,362	4,409	5,557	4,842	71,769
Inventories, net	8,182	2,463	861	581	440	450	14,459
Property, plant and equipment, net	88,395	65,404	71,441	57,991	31,593	22,999	117,277
Total assets	226,088	150,231	155,212	133,711	111,467	56,455	285,358
Accounts payable	13,084	10,598	6,519	1,705	690	773	26,652
Long-term debt and capital lease obligations, excluding current portion	44,817	60,668	25,041	56,773	51,700	28,755	49,067
Total stockholders’ equity	109,446	65,799	68,099	66,797	56,265	24,173	140,663

(1)	The statement of operations and statement of cash flows data for the period from January 1, 2006 through October 16, 2006, and the balance sheet data as of October 16, 2006, are the statement of operations and statement of cash flows of our predecessor company, C&J Spec-Rent Services, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” beginning on page 18 of this prospectus and our financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements based on our current expectations, estimates and projections about our operations and the industry in which we operate. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this prospectus under “Cautionary Note Concerning Forward-Looking Statements” on page 16 of this prospectus and “Risk Factors” beginning on page 5 of this prospectus. We assume no obligation to update any of these forward-looking statements.

Overview

We are a rapidly growing independent provider of premium hydraulic fracturing and coiled tubing services with a focus on complex, technically demanding well completions. We have historically operated in what we believe to be some of the most geologically challenging basins in South Texas, East Texas/North Louisiana and Western Oklahoma. We are in the process of acquiring additional hydraulic fracturing fleets and are evaluating opportunities with existing and new customers to expand our operations into new areas throughout the United States with similarly demanding completion and stimulation requirements.

How We Generate Our Revenues

We have completed thousands of fracturing stages and more than 8,500 coiled tubing projects. During the three months ended March 31, 2011, we completed 633 fracturing stages and 638 coiled tubing projects. We seek to differentiate our services from those of our competitors by providing customized solutions for our customers’ most challenging well completions. We believe our customers value the experience, technical expertise, high level of customer service and demonstrated operational efficiencies that we bring to projects.

We have entered into term contracts with EOG Resources (executed April 2010), Penn Virginia (executed May 2010), Anadarko Petroleum (executed August 2010), EXCO Resources (executed August 2010), and Plains Exploration (executed March 2011), for the provision of hydraulic fracturing services. We began service under the Penn Virginia, EOG Resources, Anadarko Petroleum and EXCO Resources contracts in July 2010, August 2010, February 2011 and April 2011, respectively. We anticipate beginning service under the Plains Exploration contract in July 2011. Our existing hydraulic fracturing fleets (Fleets 1, 2, 3 and 4) are dedicated through mid-2012, mid-2012, early 2013, and mid-2014, respectively, to producers operating in the Eagle Ford, Haynesville and Granite Wash basins. We are scheduled to take delivery of Fleet 5 in June 2011 for deployment under a two-year term contract. We are scheduled to take delivery of Fleet 6 in the fourth quarter of 2011, which we expect will also be deployed under a term contract similar to our existing term contracts.

Our revenues are derived from two sources:

•	monthly payments for the committed hydraulic fracturing fleets under term contracts as well as prevailing market rates for spot market work, together with associated charges or handling fees for chemicals and proppants that are consumed during the fracturing process; and

•	prevailing market rates for coiled tubing, pressure pumping and other related well stimulation services, together with associated charges for stimulation fluids, nitrogen and coiled tubing materials.

Hydraulic Fracturing.  Our term contracts generally range from one year to three years. Under the term contacts, our customers are obligated to pay us on a monthly basis for a specified number of hours of service, whether or not those services are actually utilized. To the extent customers utilize more than the specified contract minimums, we will be paid a pre-agreed amount for the provision of such additional services. Our current term contracts restrict the ability of the customer to terminate or require our customers to pay us a lump-sum early termination fee, generally representing all or a significant portion of the remaining economic value of the contracts to us.

Although we have entered into term contracts for each of our hydraulic fracturing fleets, we also have the flexibility to pursue spot market projects. Our term contracts allow us to supplement monthly contract revenue by deploying equipment on short-term spot market jobs on those days when the contract customer does not require our services or is not entitled to our services under the applicable term contract. We charge prevailing market prices per hour for spot market work. We may also charge fees for set up and mobilization of equipment depending on the job. Generally, these fees and other charges vary depending on the equipment and personnel required for the job and market conditions in the region in which the services are performed. We also source chemicals and proppants that are consumed during the fracturing process and we charge our customers a fee for materials consumed in the process, or we charge our customers a handling fee for chemicals and proppants supplied by the customer. Materials charges reflect the cost of the materials plus a markup and are based on the actual quantity of materials based on the actual quantity of materials used in the fracturing process. We believe our ability to provide services in the spot market allows us to take advantage of any favorable pricing that may exist in this market and allows us to develop new customer relationships.

Coiled Tubing and Pressure Pumping.  Our coiled tubing, pressure pumping and other related well stimulation services are provided in the spot market at prevailing prices per hour. We may also charge fees for set up and mobilization of equipment depending on the job. The set-up charges and hourly rates are determined by a competitive bid process and vary with the type of service to be performed, the equipment and personnel required for the job and market conditions in the region in which the service is performed. We also charge customers for the materials, such as stimulation fluids, nitrogen and coiled tubing materials, that we use in each job. Materials charges reflect the cost of the materials plus a markup and are based on the actual quantity of materials used for the project.

How We Manage Costs and Maintain Our Equipment

The principal expenses involved in conducting our business are product and material costs, the costs of acquiring, maintaining and repairing our equipment, labor expenses and fuel costs. Additionally, we incur freight costs to deliver and stage our hydraulic fracturing fleets to the worksite. We maintain and repair all equipment we use in our operations. We purchase our equipment, including engines, transmissions, radiators, motors and pumps, from third-party vendors.

Depreciation costs represented approximately 4.0% of our revenues for the year ended December 31, 2010 and 2.6% of our revenues for the three months ended March 31, 2011. Direct labor costs represented approximately 10.7% of our revenues for the year ended December 31, 2010 and 9.4% of our revenues for the three months ended March 31, 2011. Other costs, including sand, chemical and freight costs, represented approximately 34.7% of our revenues for the year ended December 31, 2010 and 31.1% of our revenues for the three months ended March 31, 2011. We also incur significant fuel costs in connection with the operation of our hydraulic fracturing fleets and the transportation of our equipment and products.

How We Manage Our Operations

Our management team uses a variety of tools to monitor and manage our operations in the following four areas: (1) asset utilization; (2) equipment maintenance performance; (3) customer satisfaction; and (4) safety performance.

Asset Utilization.  We measure our activity levels by the total number of jobs completed by each of our hydraulic fracturing fleets and coiled tubing units on a monthly basis. By consistently monitoring the activity level, pricing and relative performance of each of our fleets and units, we can more efficiently allocate our personnel and equipment to maximize revenue generation. During the three months ended March 31, 2011, we completed 69 fracturing jobs and 633 fracturing stages, and we generated average revenue per fracturing job of $1.5 million and average revenue per fracturing stage of $165,717. Additionally, our hydraulic fracturing fleets were nearly 100% utilized during the quarter, based on available working days per month, which excludes scheduled maintenance days. During the three months ended March 31, 2011, we completed 638 coiled tubing jobs, and we generated average revenue per job of $27,337.

Equipment Maintenance Performance.  Preventative maintenance on our equipment is an important factor in our profitability. If our equipment is not maintained properly, our repair costs may increase and, during periods of high activity, our ability to operate efficiently could be significantly diminished due to having trucks and other equipment out of service. Our maintenance crews perform regular inspections and preventative maintenance on each of our trucks and other mechanical equipment. Our management monitors the performance of our maintenance crews at each of our service centers by reviewing ongoing inspection and maintenance activity and monitoring the level of maintenance expenses as a percentage of revenue. These repair and maintenance costs represented approximately 6.3% of our revenues for the year ended December 31, 2010 and 6.0% of our revenues for the three months ended March 31, 2011. A rising level of maintenance expenses as a percentage of revenue at a particular service center can be an early indication that our preventative maintenance schedule is not being followed. In this situation, management can take corrective measures to help reduce maintenance expenses as well as ensure that maintenance issues do not interfere with operations.

Customer Satisfaction.  Upon completion of each job, we encourage our customers to provide feedback on their satisfaction level. Customers evaluate our performance under various criteria and comment on their overall satisfaction level. This feedback gives our management valuable information from which to identify performance issues and trends. Our management also uses this information to evaluate our position relative to our competitors in the various markets in which we operate.

Safety Performance.  Maintaining a strong safety record is a critical component of our operational success. Many of our larger customers have safety standards we must satisfy before we can perform services for them. We maintain a safety database so that our customers can review our historical safety record. Our management also uses this safety database to identify negative trends in operational incidents so that appropriate measures can be taken to maintain and enhance our safety standards.

Our Challenges

We face many challenges and risks in the industry in which we operate. Although many factors contributing to these risks are beyond our ability to control, we continuously monitor these risks, and we have taken steps to mitigate them to the extent practicable. In addition, we believe that we are well positioned to capitalize on the current growth opportunities available in the hydraulic fracturing market. However, we may be unable to capitalize on our competitive strengths to achieve our business objectives and, consequently, our results of operations may be adversely affected. Please read “Risk Factors” beginning on page 5 of this prospectus, for additional information about the risks we face.

Equipment Supply.  The overall number of hydraulic fracturing equipment suppliers in the industry in which we operate is limited, and there has historically been high demand for such equipment. This limited capacity of supply increases the risk of delay and failure to timely deliver both our on-order equipment and any future equipment that may be necessary in the growth of our business. We currently expect to take delivery of two new hydraulic fracturing fleets during 2011, Fleet 5 in June 2011 and Fleet 6 in the fourth quarter of 2011. If the delivery of Fleet 5 is materially delayed, then we may be unable to commence service under our term contract relating to this fleet, and, in turn, the customer may terminate the contract without penalty. To mitigate the risk of a potential delay in equipment delivery, we actively monitor the progression of the production schedule of our on-order equipment. Our recent acquisition of Total, a significant supplier of our new order hydraulic fracturing equipment, has provided us with added monitoring capabilities and control over access to, and delivery of, fracturing equipment.

Hydraulic Fracturing Legislation.  Legislation has been introduced before Congress in the last few sessions to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process. Although the federal legislation did not pass, if similar federal legislation is introduced and becomes law in the future, the legislation could establish an additional level of regulation that could lead to operational delays or increased operating costs. In addition, various state and local governments, including both the Texas House of Representatives and Texas Senate, have implemented, or are considering, increased regulatory oversight of hydraulic fracturing.

The adoption of new laws or regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete oil and natural gas wells in shale formations, increase our costs of compliance, and adversely affect the hydraulic fracturing services that we render for our exploration and production customers. In addition, if hydraulic fracturing becomes regulated at the federal level as a result of federal legislation or regulatory initiatives by the EPA, fracturing activities could become subject to additional permitting requirements, and also to attendant permitting delays and potential increases in cost, which could adversely affect our business and results of operations.

Financing Future Growth.  Historically, we have funded our growth through bank debt, capital contributions from our Sponsors and cash generated from our business. The successful execution of our growth strategy depends on our ability to raise capital as needed to, among other things, finance the purchase of additional hydraulic fracturing fleets. If we are unable to generate sufficient cash flows or to obtain additional capital on favorable terms or at all, we may be unable to sustain or increase our current level of growth in the future. However, we believe we are well positioned to finance our future growth. On April 19, 2011, we entered into a new five-year $200.0 million senior secured revolving credit facility, which increased the amount of funds we are permitted to borrow by $48.3 million and increased the amount of borrowings we can incur in a given fiscal year for capital expenditures by $60.0 million. We intend to repay in full all amounts outstanding under our credit facility with the proceeds of this offering. In addition, our cash flows from operations have continued to increase dramatically, with cash flows from operations during the three months ended March 31, 2011 increasing by $16.6 million from the same period in 2010. After giving effect to this offering, we believe that our cash flows from operations and available borrowings under our credit agreement will be sufficient to allow us to sustain or increase our current growth through at least 2012.

Outlook

Demand for hydraulic fracturing services has increased significantly over the last two years in the markets in which we operate and we have made substantial investments in the acquisition of additional fracturing fleets in order to capitalize on the market opportunity, which has led to significant growth in our business. We believe the following trends impacting our industry have increased the demand for our services and will continue to support the sustained growth that we have experienced to date:

•	Increased drilling in unconventional resource basins, particularly liquids-rich formations, through the application of horizontal drilling and completion technologies;

•	Improved drilling efficiencies increasing the number of horizontal feet per day requiring completion services;

•	An increase in hydraulic fracturing intensity, particularly with increasingly longer laterals and a greater number of fracturing stages, in more demanding and technically complex formations; and

•	Tight supply of hydraulic fracturing equipment resulting from increased attrition of existing equipment and supply chain constraints.

Results of Operations

Our results of operations are driven primarily by four interrelated variables: (1) drilling and stimulation activities of our customers; (2) the prices we charge for our services; (3) cost of products, materials and labor; and (4) our service performance. Because we typically pass the cost of raw materials such as proppants, sand and chemicals onto our customers in our term contracts, our profitability is not materially impacted by changes in the costs of such materials. To a large extent, the pricing environment for our services will dictate our level of profitability. To mitigate the volatility in utilization and pricing for the services we offer, we have entered into term contracts covering each of our four existing fleets and one of our two on-order hydraulic fracturing fleets.

In the near term, we expect that our revenues and results of operations will be positively impacted by: (i) the addition and deployment of Fleet 2 in July 2010; (ii) the addition and deployment of Fleet 3 in January 2011; (iii) the addition and deployment of Fleet 4 in April 2011; and (iv) the scheduled delivery and deployment of Fleet 5 in June 2011. We also expect to take delivery and deploy Fleet 6 in the fourth quarter of 2011. Each of our fleets is, or is expected to be, deployed under a term contract. We expect that our results of operations in 2011 compared to 2010 will be significantly impacted by the dramatic growth of our asset base over the last twelve months.

Results for the Three Months Ended March 31, 2011 Compared to the Three Months Ended March 31, 2010

The following table summarizes the dollar changes for our results of operations for the three months ended March 31, 2011 when compared to the three months ended March 31, 2010 (in thousands):

	Three Months Ended March 31,
	2011	2010	$ Change
	(unaudited)

Revenue	$127,204	$32,636	$94,568
Cost of sales	70,048	23,176	46,872

Gross profit	57,156	9,460	47,696
Selling, general and administrative expenses	8,825	2,867	5,958
Loss on sale/disposal of assets	(90)	(16)	(74)

Operating income	48,421	6,609	41,812
Other income and expenses:
Interest income	1	—	1
Interest expense	(1,959)	(2,998)	1,039
Lender fees	(25)	(53)	28
Other income	13	102	(89)
Other expense	—	(1)	1

Total other expenses	(1,970)	(2,950)	980
Income (loss) before income taxes	46,451	3,659	42,792
Provision (benefit) for income taxes	17,366	1,416	15,950

Net (loss) income	$29,085	$2,243	$26,842

Revenue

Revenue increased $94.6 million, or 290%, to $127.2 million for the three months ended March 31, 2011 compared to $32.6 million for the same period in 2010. This increase was primarily due to the deployment of additional hydraulic fracturing equipment; Fleet 2 was deployed in the third quarter of 2010 and Fleet 3 was deployed early in the first quarter of 2011. In addition, we experienced increased utilization of our equipment across all service lines as well as improved pricing for our services. We continued to benefit from increased horizontal drilling and completion related activity in unconventional resource plays, which enabled us to obtain higher revenues for our hydraulic fracturing services due to the complexity of the work performed in these areas.

Cost of Sales

Cost of sales increased $46.9 million, or 202%, to $70.0 million for the three months ended March 31, 2011 compared to $23.2 million for the same period in 2010. As a percentage of revenue, cost of sales decreased to 55% for the three months ended March 31, 2011 from 71% for the same period in 2010 due primarily to the significant increase in revenue in the first quarter of 2011 compared to the same period in the prior year.

Selling, General and Administrative Expenses (SG&A)

SG&A increased $6.0 million, or 208%, to $8.8 million for the three months ended March 31, 2011 compared to $2.9 million for the same period in 2010. The increase primarily relates to higher payroll and related costs associated with the continued hiring of additional personnel required to support our growth. We also incurred increased long-term and short-term incentive costs during the first quarter of 2011 as well as additional costs associated with our marketing and promotional efforts and increased professional fees.

Interest Expense

Interest expense decreased by $1.0 million, or 35%, to $2.0 million for the three months ended March 31, 2011 compared to $3.0 million for the same period in 2010. This decrease was due primarily to charges incurred in the first quarter of 2010 in connection with the change in fair value of our warrant liability. The warrants were exercised in December 2010. Partially offsetting the decrease was higher interest expense on our debt as a result of higher average outstanding balances and higher average interest rates during the first quarter of 2011 as compared to the same period in 2010.

Income Taxes

We recorded a tax provision of $17.4 million for the three months ended March 31, 2011, at an effective rate of 37.4%, compared to a tax provision of $1.4 million for the three months ended March 31, 2010, at an effective rate of 38.7%.

Results for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

The following table summarizes the dollar changes for our results of operations for the year ended December 31, 2010 when compared to the year ended December 31, 2009 (in thousands):

	Year Ended December 31,
	2010	2009	$ Change

Revenue	$244,157	$67,030	$177,127
Cost of sales	154,297	54,242	100,055

Gross profit	89,860	12,788	77,072
Selling, general and administrative expenses	17,998	9,533	8,465
Loss on sale/disposal of assets	1,571	920	651

Operating income	70,291	2,335	67,956
Other income and expenses:
Interest income	9	4	5
Interest expense	(17,350)	(4,712)	(12,638)
Lender fees	(322)	(391)	69
Other income	163	—	163
Other expense	(150)	(52)	(98)

Total other expenses	(17,650)	(5,151)	(12,499)
Income (loss) before income taxes	52,641	(2,816)	55,457
Provision (benefit) for income taxes	20,369	(386)	20,755

Net income (loss)	$32,272	$(2,430)	$34,702

Revenue

Revenue increased $177.1 million, or 264%, to $244.2 million for the year ended December 31, 2010 compared to $67.0 million for the same period in 2009. This increase was due primarily to increased utilization of our hydraulic fracturing and coiled tubing equipment and, to a lesser extent, improved pricing for our services and the deployment of Fleet 2 in the third quarter of 2010. We continued to benefit from increased horizontal drilling and completion related activity in unconventional resource plays, which enabled us to obtain higher revenues for our hydraulic fracturing services due to the complexity of the work performed in these areas.

Cost of Sales

Cost of sales increased $100.1 million, or 184%, to $154.3 million for the year ended December 31, 2010 compared to $54.2 million for the same period in 2009. As a percentage of revenue, cost of sales decreased to 63% for the year ended December 31, 2010 from 81% for the same period in 2009 due primarily to the significant increase in our revenues from 2009 to 2010.

Selling, General and Administrative Expenses (SG&A)

SG&A increased $8.5 million, or 89%, to $18.0 million for the year ended December 31, 2010 compared to $9.5 million for the same period in 2009. The increase primarily relates to higher payroll and related costs associated with the continued hiring of additional personnel to support our growth. In addition, SG&A was also impacted by increased short-term and long-term incentive costs incurred during 2010.

Interest Expense

Interest expense increased by $12.6 million, or 268%, to $17.4 million for the year ended December 31, 2010 compared to $4.7 million for the same period in 2009. This increase was due primarily to charges incurred in 2010 in connection with the change in fair value of our warrant liability during the year and, to a lesser extent, higher average outstanding debt balances during 2010 as compared to 2009.

Income Taxes

We recorded a tax provision of $20.4 million for the year ended December 31, 2010, at an effective rate of 38.7%, compared to a benefit of $386,000 for the year ended December 31, 2009, at an effective rate of 13.7%. For the year ended December 31, 2009, we incurred intangible amortization expense for book purposes that was non-deductible for federal income tax purposes, giving way to a lower effective benefit rate during the year.

Results for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

The following table summarizes the dollar changes for our results of operations for the year ended December 31, 2009 when compared to the year ended December 31, 2008 (in thousands):

	Year Ended December 31,
	2009	2008	$ Change

Revenue	$67,030	$62,441	$4,589
Cost of sales	54,242	42,401	11,841

Gross profit	12,788	20,040	(7,252)
Selling, general and administrative expenses	9,533	8,950	583
Loss on sale/disposal of assets	920	397	523

Operating income	2,335	10,693	(8,358)
Other income and expenses:
Interest income	4	5	(1)
Interest expense	(4,712)	(6,913)	2,201
Lender fees	(391)	(511)	120
Other (expense) income	(52)	(68)	16

Total other expenses	(5,151)	(7,487)	2,336
Net (loss) income before (benefit) provision for income taxes	(2,816)	3,206	(6,022)
(Benefit) provision for income taxes	(386)	2,085	(2,471)

Net (loss) income	$(2,430)	$1,121	$(3,551)

Revenue

Revenue increased $4.6 million, or 7%, to $67.0 million for the year ended December 31, 2009 compared to $62.4 million for the same period in 2008. This increase was primarily due to a full year of operation of our hydraulic fracturing services and East Texas operations, which began in late 2007 and gradually ramped up throughout 2008. Partially offsetting this increase, however, were decreases in revenue from our coiled tubing and pressure pumping services, which were negatively impacted in 2009 due to a significant decline in investment by our customers in oil and gas exploration and development activities. Towards the end of 2009, we began experiencing increases in revenue across all service lines, as drilling and completion activity began to rise with higher commodity prices and growing interest in the Eagle Ford Shale resource play.

Cost of Sales

Cost of sales increased $11.8 million, or 28%, to $54.2 million for the year ended December 31, 2009, compared to $42.4 million for the same period in 2008. As a percentage of revenue, cost of sales increased to 81%for the year ended December 31, 2009 from 68% for the same period in 2008. The overall decline in the oil and gas industry, which began in late 2008 and continued throughout most of 2009, resulted in lower utilization of our equipment and services and, to a lesser extent, pricing pressure from our competitors.

Selling, General and Administrative Expenses (SG&A)

SG&A increased $0.6 million, or 7%, to $9.5 million for the year ended December 31, 2009 compared to $8.9 million for the same period in 2008. The increase primarily relates to higher property taxes and professional fees and, to a lesser extent, insurance costs and charitable contributions. Partially offsetting the increase were lower payroll costs due to the elimination of our short-term incentive program for 2009.

Interest Expense

Interest expense decreased by $2.2 million, or 32%, to $4.7 million for the year ended December 31, 2009 compared to $6.9 million for the same period in 2008. This decrease was due primarily to a lower average effective interest rate and, to a lesser extent, lower average outstanding debt balances during 2009 as compared to 2008.

Income Taxes

We recorded a tax benefit of $386,000 for the year ended December 31, 2009, at an effective rate of 13.7%, compared to a tax provision of $2.1 million at an effective rate of 65%, for the year ended December 31, 2008. The primary cause for the disparity in effective rates year over year was amortization expense on our intangible assets that is non-deductible for federal income tax purposes, and, to a lesser extent, permanent book-to-tax differences generated in 2008 in connection with real estate lease incentives.

Liquidity and Capital Resources

Our primary sources of liquidity to date have been capital contributions and borrowings from stockholders, borrowings under our credit facilities and cash flows from operations. Our primary use of capital has been the acquisition and maintenance of equipment. During 2009, we spent significantly less on capital expenditures than we had in previous years. Our capital expenditures increased in 2010 and we anticipate capital expenditures will continue to increase in 2011. We have ordered two new hydraulic fracturing fleets, Fleet 5 and Fleet 6, which are scheduled for delivery in June 2011 and the fourth quarter of 2011, respectively. Fleet 5 has an aggregate cost of approximately $25.2 million, of which approximately $2.1 million has been funded. Fleet 6 has an aggregate cost of approximately $26.1 million, of which approximately $0.8 million has been funded. We intend to fund the remaining costs of Fleet 5 with proceeds from our initial public offering and borrowings under our credit facility and we intend to fund Fleet 6 through a combination of cash flows from operations and borrowings under our credit facility.

On April 19, 2011, we entered into a five-year $200.0 million revolving credit facility, which we refer to in this prospectus as the credit facility. As of May 12, 2011, $107.1 million was drawn under the credit facility. Proceeds from the credit facility were used to repay $49.6 million of indebtedness outstanding under our previous revolving credit facility and $29.9 million of indebtedness, accrued interest and early termination penalties under our subordinated term loan.

We continually monitor potential capital sources, including equity and debt financings, in order to meet our planned capital expenditures and liquidity requirements. Our ability to fund operating cash flow shortfalls, if any, and to fund planned 2011 and 2012 capital expenditures will depend upon our future operating performance, and more broadly, on the availability of equity and debt financing, which will be affected by prevailing economic conditions in our industry and financial, business and other factors, some of which are beyond our control. Based on our existing operating performance, we believe our cash flows and existing capital as well as borrowings available under our credit facility are adequate to meet operational and capital expenditure needs for the next 12 months.

Our credit facility contains covenants that require us to maintain an interest coverage ratio, to maintain a leverage ratio and to satisfy certain other conditions. These covenants are subject to a number of exceptions and qualifications set forth in the credit agreement that evidences such credit facility. Please read “— Description of Our Indebtedness” beginning on page 33 of this prospectus. In addition, our credit facility contains covenants that limit our ability to make capital expenditures in excess of $100.0 million in any fiscal year, provided that up to $50.0 million of such amount in any fiscal year may be rolled over to the subsequent fiscal year, and up to $50.0 million of such amount may also be pulled forward from the subsequent fiscal year, and the capital expenditure restrictions do not apply to capital expenditures financed with proceeds from the issuance of common equity interests or to maintenance capital expenditures. The credit facility also restricts our ability to incur additional debt or sell assets, make certain investments, loans and acquisitions, guarantee debt, grant liens, enter into transactions with affiliates, engage in other lines of business and pay dividends and distributions.

Capital Requirements

The energy services business is capital-intensive, requiring significant investment to expand, upgrade and maintain equipment. Our capital requirements have consisted primarily of, and we anticipate will continue to be:

•	growth capital expenditures, such as those to acquire additional equipment and other assets or upgrade existing equipment to grow our business; and

•	maintenance capital expenditures, which are capital expenditures made to extend the useful life of partially or fully depreciated assets.

We continually monitor new advances in hydraulic fracturing equipment and down-hole technology, as well as technologies that may complement our existing businesses, and commit capital funds to upgrade and purchase additional equipment to meet our customers’ needs. During the three months ended March 31, 2011, we spent $29.8 million on capital expenditures. During 2010, we spent $44.5 million on capital expenditures. Assuming the timely delivery of Fleet 5 and Fleet 6 and no additional fleet acquisitions, we expect our total 2011 capital expenditure budget to be approximately $119.2 million, of which $29.8 million has been spent as of March 31, 2011.

Historically, we have grown through organic expansion. We plan to continue to monitor the economic environment and demand for our services and adjust our business as necessary.

Financial Condition and Cash Flows

The following table sets forth historical cash flows information for each of the years ended December 31, 2010, 2009 and 2008 and for the three months ended March 31, 2011 and 2010 (in thousands):

				Three Months
				Ended
	Years Ended December 31,			March 31,
	2010	2009	2008	2011	2010
				(unaudited)

Cash flows provided by (used in):
Operating activities	$44,723	$12,056	$8,611	$19,716	$3,086
Investing activities	(43,818)	(4,254)	(20,673)	(27,442)	(2,490)
Financing activities	734	(6,733)	11,921	6,965	(1,640)

Change in cash and cash equivalents	$1,639	$1,069	$(141)	$(761)	$(1,044)

Cash Provided by Operating Activities

Net cash provided by operating activities increased $16.6 million for the three months ended March 31, 2011 compared to the same period in 2010. This increase was primarily due to higher net income and deferred tax expense, partially offset by a decrease related to working capital changes. The significant changes in working capital related to accounts receivable and accounts payable which were higher due to the increase in activity levels. Net cash provided by operating activities increased $32.7 million for the year ended December 31, 2010 compared to the year ended December 31, 2009, and increased $3.4 million for the year ended December 31, 2009 compared to the year ended December 31, 2008. The increase in operating cash flows for the year ended December 31, 2010 compared to the year ended December 31, 2009 was primarily due to an increase in net income of $34.7 million. The significant changes in working capital requirements in both periods primarily related to accounts receivable, corresponding to changes in revenues. The increase in operating cash flows for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily due to working capital improvements, offset by lower profitability.

Cash Flows Used in Investing Activities

Net cash used in investing activities increased $25.0 million for the three months ended March 31, 2011 compared to the same period in 2010. This increase was due to higher capital expenditures related to the growth of our hydraulic fracturing services. A substantial amount of the cost for Fleet 4 was incurred during the first quarter of 2011. Partially offsetting the increase were proceeds received from disposals of equipment during the first quarter of 2011. Net cash used in investing activities increased $39.6 million for the year ended December 31, 2010 compared to the year ended December 31, 2009, and decreased $16.4 million for the year ended December 31, 2009 compared to the year ended December 31, 2008. The increase in cash used for investing activities for the year ended December 31, 2010 to the year ended December 31, 2009 was due to higher capital expenditures related to the growth of our hydraulic fracturing services. The decrease in cash used for investing activities for the year ended December 31, 2009 to the year ended December 31, 2008 was due to a reduction in the funds used for capital equipment, which was $4.3 million for the year ended December 31, 2009 compared to $21.5 million for the year ended December 31, 2008. Our overall capital expenditures plan in 2009 was decreased due to the decline in commodity prices and the resultant decline in activity levels.

Cash Flows Provided by (Used in) Financing Activities

Net cash provided by financing activities was $7.0 million for the three months ended March 31, 2011 compared to net cash used in financing activities of $1.6 million for the same period in 2010. The increase was primarily due to net borrowings under our credit facility during the first quarter of 2011 to fund working capital requirements and capital expenditures. Net cash provided by financing activities was $0.7 million for the year ended December 31, 2010 compared to net cash used in financing activities of $6.7 million for the year ended December 31, 2009 and net cash provided by financing activities of $11.9 million for the year ended December 31, 2008. The increase in cash provided by financing activities for the year ended December 31, 2010 compared to the prior year was largely due to the increased borrowings under our credit facility during 2010, primarily to fund working capital requirements and capital expenditures, partially offset by debt repayments in the first half of 2010 to our previous lenders. During the year ended December 31, 2009, we repaid long-term borrowings under our debt facilities totaling $8.7 million and raised $2.0 million in borrowings from our Sponsors and management. The sources of cash for financing activities for the year ended December 31, 2008 were $11.9 million of net borrowings under our debt facilities. Borrowings were used to fund capital expenditures and for general corporate purposes.

Contractual Obligations

The following table summarizes our contractual cash obligations as of December 31, 2010 (in thousands):

		Less than			After
Contractual Cash Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Credit facility(1)(4)	$49,408	$28,946	$20,462	$—	$—
Subordinated term loan(2)(4)	36,958	3,500	7,000	26,458	—
Operating leases	19,750	4,722	10,387	3,994	647
Hydraulic fracturing fleet purchase obligations(3)	48,763	48,763	—	—	—
Other equipment purchase obligations	2,273	2,273	—	—	—

Total	$157,152	$88,204	$37,849	$30,452	$647

(1)	Includes estimated interest under the credit facility, assuming an interest rate of 5.0%.

(2)	Includes estimated interest under the subordinated term loan, assuming an interest rate of 14.0%.

(3)	Includes the remaining purchase obligations associated with Fleet 5 and Fleet 6 as of December 31, 2010.

(4)	On April 19, 2011, we entered into a new five-year $200.0 million senior secured revolving credit agreement maturing on April 19, 2016. As of May 12, 2011, $107.1 million was drawn under the new facility, bearing interest at 2.7%. Our existing senior credit facility and subordinated term loan were terminated and all amounts outstanding, including accrued and unpaid interest and early termination penalties, were paid in full. Please read “— Description of Our Indebtedness” for further discussion.

For additional discussion related to our short and long-term obligations, please read Note 2 to the unaudited consolidated financial statements for the three months ended March 31, 2011 included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of March 31, 2011.

Description of Our Indebtedness

The following is a summary description of our outstanding indebtedness. This summary is not a description of all of the terms of such indebtedness and is qualified in its entirety by reference to our credit facility, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Senior Secured Credit Agreement.  On April 19, 2011, we entered into a new five-year $200.0 million senior secured revolving credit agreement, which we refer to herein as our credit facility, with Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, Comerica Bank, as L/C issuer and syndication agent, Wells Fargo Bank, National Association, as documentation agent, and various lenders. Our obligations under our credit facility are guaranteed by our subsidiary C&J Spec-Rent Services, Inc. Our credit facility enables us to borrow funds on a revolving basis for working capital needs and also provides for the issuance of letters of credit. In addition, we may request additional commitments up to $75.0 million through an incremental facility upon the satisfaction of certain conditions. As of May 12, 2011, $107.1 million was drawn under our credit facility, leaving approximately $92.9 million available for borrowing as of that date. Up to the entire credit facility amount may be drawn as letters of credit, and the credit facility has a sublimit of $15.0 million for swing line loans.

Loans under our credit facility are denominated in U.S. dollars and will mature on April 19, 2016. Outstanding loans bear interest at either LIBOR or a base rate, at our election, plus an applicable margin which, prior to our delivery of a compliance certificate for the quarter ending June 30, 2011, is equal to 1.50% for base rate loans and 2.50% for LIBOR loans, and thereafter, will be based on the Leverage Ratio. As of May 12, 2011, the interest rate under our credit facility was 2.7%.

All obligations under our credit facility are secured, subject to agreed upon exceptions, by a first priority perfected security position on all real and personal property of us and our subsidiary, as guarantor.

Voluntary prepayments are permitted under the terms of our credit facility at any time without penalty or premium.

Our credit facility provides for payment of certain fees and expenses, including (i) a fee on the revolving loan commitments which varies depending on our Leverage Ratio, (ii) a letter of credit fee on the stated amount of issued and undrawn letters of credit and a fronting fee to the issuing lender, and (iii) other customary fees, including an agency fee.

Our credit facility contains customary affirmative covenants including financial reporting, governance and notification requirements. In addition, our credit facility contains, among other things, restrictions on our and our guarantor’s ability to consolidate or merge with other companies, conduct asset sales, incur additional indebtedness, grant liens, issue guarantees, make investments, loans or advances, pay dividends, enter into certain transactions with affiliates and to make capital expenditures in excess of $100.0 million in any fiscal year, provided that up to $50.0 million of such amount in any fiscal year may be rolled over to the subsequent fiscal year and up to $50.0 million of such amount may also be pulled forward from the subsequent fiscal year, and the capital expenditure restrictions do not apply to, among other things, capital expenditures financed solely with proceeds from the issuance of common equity interests or to normal replacement and maintenance capital expenditures.

Our credit facility requires us to maintain, measured on a consolidated basis, (i) an “Interest Coverage Ratio” of not less than 3.00 to 1.00 and (ii) a “Leverage Ratio” of not greater than 3.00 to 1.00 prior to our initial public offering and not greater than 3.25 to 1.00 after our initial public offering, in each case as such terms are defined in our credit facility.

Our credit facility provides that, upon the occurrence of events of default, our obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include, among other things, payment defaults to lenders, failure to meet covenants, material inaccuracies of representations or warranties, cross defaults to other indebtedness, insolvency, bankruptcy, ERISA and judgment defaults, and change in control, which includes (i) a change in control under certain unsecured indebtedness issued by us or our subsidiaries, (ii) a person or group other than certain permitted holders becoming the beneficial owner of 35% or more of our voting securities, or (iii) our board of directors being comprised for a period of 18 consecutive months of individuals who were neither members at the beginning of such period nor approved by individuals who were members at the beginning of such period.

Each loan and issuance of a letter of credit under the credit facility is subject to the conditions that the representations and warranties in the loan documents remain true and correct in all material respect and no default or event of default shall have occurred or be continuing at the time of or immediately after such borrowing or extension of a letter of credit.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2010, 2009 and 2008. Although the impact of inflation has been insignificant in recent years, it is still a factor in the U.S. economy and we tend to experience inflationary pressure on the cost of energy services and equipment as increasing oil and natural gas prices increase activity in our areas of operations.

Quantitative and Qualitative Disclosures About Market Risks

Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risk to which we are exposed is the risk related to interest rate fluctuations. To a lesser extent, we are also exposed to risks related to increases in the prices of fuel and raw materials consumed in performing our services. We do not engage in commodity price hedging activities.

Interest Rate Risk.  We are exposed to changes in interest rates as a result of our floating rate borrowings under our credit facility, which has variable interest rates. The impact of a 1% increase in interest rates on our outstanding debt as of December 31, 2010, 2009 and 2008 and March 31, 2011 would have resulted in an increase in interest expense and a corresponding decrease in net income of approximately $0.7 million, $0.7 million, $0.7 million and $0.2 million, respectively.

Concentration of Credit Risk.  Substantially all of our customers are engaged in the oil and gas industry. This concentration of customers may impact overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. Our top ten customers accounted for approximately 97.2% of our revenues for the three months ended March 31, 2011. Our top ten customers accounted for approximately 90.2%, 90.6% and 79.9% of our revenues for the years ended December 31, 2010, 2009 and 2008, respectively. During the three months ended March 31, 2011, sales to Anadarko Petroleum, EOG Resources, Plains Exploration and Penn Virginia represented 27.7%, 23.8%, 15.6% and 14.3%, respectively, of our total sales. In 2010, sales to EOG Resources, Penn Virginia, Anadarko Petroleum and Apache represented 32.5%, 17.9%, 16.4% and 9.7%, respectively, of our total sales. In 2009, sales to Penn Virginia, Anadarko Petroleum and EnCana represented 25.9%, 11.7% and 11.0%, respectively, of our total sales. In 2008, sales to Penn Virginia, El Paso Production Oil & Gas and EOG Resources represented 24.0%, 14.4% and 10.1%, respectively, of our total sales.

Commodity Price Risk.  Our fuel and material purchases expose us to commodity price risk. Our material costs primarily include the cost of inventory consumed while performing our stimulation services such as fracturing sand, fracturing chemicals, coiled tubing and fluid supplies. Our fuel costs consist primarily of diesel fuel used by our various trucks and other motorized equipment. The prices for fuel and the raw materials in our inventory are volatile and are impacted by changes in supply and demand, as well as market uncertainty and regional shortages. Historically, we were generally able to pass along price increases to our customers; however, we may be unable to do so in the future.

Critical Accounting Policies

The selection and application of accounting policies is an important process that has developed as our business activities have evolved and as the accounting standards have developed. Accounting standards generally do not involve a selection among alternatives, but involve the implementation and interpretation of existing standards, and the use of judgment applied to the specific set of circumstances existing in our business. We make every effort to properly comply with all applicable standards on or before their adoption, and we believe the proper implementation and consistent application of the accounting standards are critical.

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve significant areas of management’s judgments and estimates in the preparation of our consolidated financial statements.

Property, Plant and Equipment.  Property, plant and equipment is recorded at cost less accumulated depreciation. Certain equipment held under capital leases are classified as equipment and the related obligations are recorded as liabilities. Maintenance and repairs, which do not improve or extend the life of the related assets, are charged to operations when incurred. Refurbishments and renewals are capitalized when the value of the equipment is enhanced for an extended period. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operating income. The cost of property and equipment currently in service is depreciated over the estimated useful lives of the related assets, which range from five to twenty-five years. Depreciation is computed on a straight-line basis for financial reporting purposes. Capital leases are amortized using the straight-line method over the estimated useful lives of the assets and lease amortization is included in depreciation expense. Depreciation expense charged to operations was $3.3 million for the three months ended March 31, 2011. Depreciation expense charged to operations was $9.7 million, $8.8 million and $7.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Goodwill, Intangible Assets and Amortization.  Goodwill and other intangible assets with infinite lives are not amortized, but tested for impairment annually or more frequently if circumstances indicate that impairment may exist. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset’s estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized. The impairment test requires the allocation of goodwill and all other assets and liabilities to reporting units. We have one reporting unit and perform impairment tests on the carrying value of goodwill at least annually. Our annual impairment tests involve the use of different valuation techniques, including a combination of the income and market approach, to determine the fair value of the reporting unit. Determining the fair value of a reporting unit is a matter of judgment and often involves the use of significant estimates and assumptions. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the reporting unit’s goodwill is less than its carrying value. For the three months ended March 31, 2011, and the years ended December 31, 2010, 2009 and 2008, no impairment write-down was deemed necessary. Significant and unanticipated changes to these assumptions could require an additional provision for impairment in a future period.

Impairment of Long-Lived Assets.  We assess the impairment of our long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Such indicators include changes in our business plans, a change in the physical condition of a long-lived asset or the extent or manner in which it is being used, or a severe or sustained downturn in the oil and natural gas industry.

Recoverability is assessed by using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows independent of the cash flows of other groups of assets. If the undiscounted future net cash flows are less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

We make estimates and judgments about future undiscounted cash flows and fair values. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is a significant degree of judgment involved in determining the cash flows attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated cash flows could be reduced significantly in the future and as a result, the carrying amounts of our long-lived assets could be subject to impairment charges in the future.

Revenue Recognition.  Individual contractual arrangements dictate when we recognize revenue for our services, including revenues associated with materials, chemicals and proppants consumed in connection with the our services. With respect to hydraulic fracturing services, revenue is recognized upon completion of a job or, in the case of services performed under term contracts, the earlier of the passage of time or the completion of the job. In regards to coiled tubing and pressure pumping and other well stimulation services, revenue is recognized upon completion of each day’s worth of work.

Accounts Receivable and Allowance for Doubtful Accounts.  Accounts receivable are stated at the amount billed to customers and are ordinarily due upon receipt. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Provisions for doubtful accounts are recorded when it becomes evident that the customer will not make the required payments at either contractual due dates or in the future. At March 31, 2011, the allowance for doubtful accounts totaled $0.6 million. At December 31, 2010 and 2009, the allowance for doubtful accounts totaled $0.5 million and $0.3 million, respectively. Bad debt expense was $67,500 for the three months ended March 31, 2011. Bad debt expense was $0.5 million, $0.2 million and $0.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Stock-Based Compensation.  We recognize compensation expense related to share-based awards, based on the grant date estimated fair value. We amortize the fair value of stock options on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The determination of the fair value of stock options was estimated using the Black-Scholes option-pricing model and required the use of highly subjective assumptions. The Black-Scholes option-pricing model requires inputs such as the expected term of the grant, expected volatility and risk-free interest rate. Further, the forfeiture rate also affects the amount of aggregate compensation that we are required to record as an expense.

We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements.

We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our stock-based compensation on a prospective basis and will incorporate these factors into our option-pricing model.

Each of these inputs is subjective and generally requires significant management judgment. If, in the future, we determine that another method for calculating the fair value of our stock options is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, and, therefore, should be used to estimate expected volatility or expected term, the fair value calculated for our employee stock options could change significantly. Higher volatility and longer expected terms generally result in an increase to stock-based compensation expense determined at the date of grant.

Income Taxes.  Income taxes are provided for the tax effects of transactions reported in financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities.

The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Effective January 1, 2009, we adopted guidance issued by the Financial Accounting Standards Board, or FASB, in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. We did not recognize any uncertain tax positions upon adoption of the guidance and had no uncertain tax positions as of March 31, 2011, and December 31, 2010 and 2009. Management believes there are no tax positions taken or expected to be taken in the next twelve months that would significantly change our unrecognized tax benefits.

We will record income tax related interest and penalties, if applicable, as a component of the provision for income tax expense. However, there were no amounts recognized relating to interest and penalties in the consolidated statements of operations for the three months ended March 31, 2011, and for the years ended December 31, 2010, 2009 and 2008. The tax years that remain open to examination by the major taxing jurisdictions to which we are subject range from 2007 to 2009. We have identified our major taxing jurisdictions as the United States of America and Texas. None of our federal or state tax returns are currently under examination.

We are subject to the Texas Margin Tax, which is determined by applying a tax rate to a base that considers both revenue and expenses. It is considered an income tax and is accounted for in accordance with the provisions of the FASB Accounting Standards Codification, or ASC, Topic 740, Income Taxes.

Recently Adopted Accounting Pronouncements

In December 2010, the FASB issued ASU No. 2010-09, “Business Combinations: Disclosure of Supplementary Pro Forma Information for Business Combinations” or ASU 2010-29. ASU 2010-29 addresses diversity in the interpretation of pro forma revenue and earnings disclosure requirements for business combinations. If a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The Company adopted ASU 2010-29 on January 1, 2011. This update had no impact on our financial position, results of operations or cash flows.

BUSINESS

Overview

We are a rapidly growing independent provider of premium hydraulic fracturing and coiled tubing services with a focus on complex, technically demanding well completions. We provide our services in conjunction with both conventional and unconventional well completions as well as workover and stimulation operations for existing wells. We compete with a limited number of service companies for what we believe to be the most complex hydraulic fracturing projects, which are typically characterized by long lateral segments and multiple fracturing stages in high-pressure formations. We believe service providers are selected for these complex projects primarily based on technical expertise, fleet capability and experience rather than solely on price. We also provide pressure pumping services and other related well stimulation services in connection with our well completion and production enhancement operations.

We have historically operated in what we believe to be some of the most geologically challenging basins in South Texas, East Texas/North Louisiana and Western Oklahoma. The customers we serve are primarily large exploration and production companies with significant unconventional resource positions, including EOG Resources, EXCO Resources, Anadarko Petroleum, Plains Exploration, Penn Virginia, Petrohawk, El Paso, Apache and Chesapeake. We are in the process of acquiring additional hydraulic fracturing fleets and are evaluating opportunities with existing and new customers to expand our operations into new areas throughout the United States with similarly demanding completion and stimulation requirements.

We operate four modern, 15,000 pounds per square inch, or psi, pressure rated hydraulic fracturing fleets with an aggregate 142,000 horsepower, and we currently have on order two additional hydraulic fracturing fleets, which, upon delivery, will increase our aggregate horsepower to 206,000 by the end of 2011. Our hydraulic fracturing equipment is specially designed to handle well completions with long lateral segments and multiple fracturing stages in high-pressure formations. We also operate a fleet of 14 coiled tubing units, 16 double pump pressure pumps and nine single pump pressure pumps.

Our hydraulic fracturing fleets and coiled tubing units are currently deployed in the Eagle Ford Shale of South Texas, the Haynesville Shale of East Texas/North Louisiana and the Granite Wash of Western Oklahoma. Recent advances in horizontal drilling and hydraulic fracturing technologies have lowered unit recovery costs in these basins and increased the potential for long-term oil and natural gas development. Additionally, the increase in the number of drilling permits awarded in the Eagle Ford, Haynesville and Granite Wash regions, coupled with the increasing complexity and technical completion requirements for many wells in these regions, are expected to drive growth in demand for our well completion services for the foreseeable future. We have and plan to continue to focus on basins with technically demanding hydraulic fracturing requirements.

Industry Overview

The energy services industry provides hydraulic fracturing and other well stimulation services to oil and natural gas exploration companies. Fracturing involves pumping a fluid down a well casing or tubing under high pressure to cause the underground formation to crack, allowing the oil or natural gas to flow more freely. A propping agent, or proppant, is suspended in the fracturing fluid and keeps open the cracks (fractures) created by the fracturing process in the underground formation. Proppants generally consist of sand, resin-coated sand or ceramic particles and other engineered proprietary materials. The total size of the hydraulic fracturing market, based on revenue, was estimated to be approximately $10.8 billion in 2009 and approximately $15.7 billion in 2010 based on data from Spears & Associates.

A recent trend that has increased the demand for hydraulic fracturing services in the United States has been the development of unconventional resources, such as natural gas shales and oil shales. According to the EIA, the amount of technically recoverable natural gas found in shales is 827 trillion cubic feet, which is over 35 times the amount of total dry gas produced in the United States in 2009. U.S. production of natural gas from shales is projected to increase from less than 5% of production in 2007 to 45% in 2035. According to the EIA, oil production from shale oil is also expected to rise significantly in the next 25 years, specifically from areas such as the Eagle Ford Shale, the Bakken Shale, and other unconventional oil resources.

Two technologies which are critical to the recovery of natural gas and oil from unconventional resources are horizontal drilling and hydraulic fracturing. Horizontal drilling is used to provide greater access to the hydrocarbons trapped in the producing formation by exposing the well to more of the producing formation. Hydraulic fracturing unlocks the hydrocarbons trapped in formations by opening fractures in the rock and allowing hydrocarbons to flow from the formation into the well. In addition, horizontal wells have become longer and more complex, resulting in an increase in the number of fracturing stages per well, higher demand for horsepower per well and per job, and an increased amount of proppant and chemicals used per well.

The increased level of horizontal drilling is illustrated by the growing number of horizontal rigs active in United States over the past three years. This increased activity level has largely targeted unconventional resources and shale plays. The following table highlights the increase in the horizontal rig count in United States.

	2010	2009	2008

Horizontal U.S. Rig Count(1)	947	571	587
As a Percentage of Total U.S. Rigs	55.9%	48.0%	34.1%

(1)	As of December 31st of the applicable year. Estimate of activity as measured by Baker Hughes Incorporated.

We believe investment in domestic unconventional resources, including shale plays, has accelerated over the past five years. In recent years, well-capitalized producers have leased large acreage positions in shale plays, including those in the Eagle Ford Shale and Haynesville Shale, using short-term leases (three years or less) which require producers to drill wells to retain the acreage. To help fund their drilling program in these areas, a number of producers have also entered into joint venture transactions with large international operators and private equity sponsors. Typically, the joint venture partner will agree to fund a significant portion of the near-term drilling capital budget in exchange for an equity interest in the joint venture. These producers and their joint venture partners have committed significant capital to the development of unconventional resources, which we believe will result in sustained drilling activity.

We have observed increased bidding activity in our areas of operations, a growing backlog of fracturing projects, full equipment utilization and substantial pricing power for fracturing service providers. We currently expect these factors to continue to persist and the market for fracturing services to continue to be tight.

Growth in horizontal drilling has also resulted in increased demand for coiled tubing services and pressure pumping services. However, we believe the increases have not been as significant as in the hydraulic fracturing business.

Trends Impacting Our Business

Ongoing Development of Existing and Emerging Unconventional Resource Basins.  Over the past decade, exploration and production companies have focused on exploiting the vast resource potential available across many of North America’s unconventional resource plays through the application of new horizontal drilling and completion technologies, including multi-stage hydraulic fracturing. We believe long-term capital for the continued development of these basins will be provided in part by the participation of large well-capitalized domestic oil and gas companies that have made significant investments, as well as international oil and gas companies that continue to make significant capital commitments through joint ventures and direct investments in North America’s unconventional basins. We believe these investments indicate a long-term commitment to development, which should mitigate the impact of short-term changes in oil and natural gas prices on the demand for our services.

Increased Horizontal Drilling and Greater Service Intensity in Unconventional Basins.  As a result of the higher specification equipment and increased services associated with horizontal drilling, we view the horizontal rig count as a reliable indicator of the overall increase in the demand for our services. According to Baker Hughes Incorporated, the U.S. horizontal rig count has risen from approximately 335 at the beginning of 2007 to 1,038 as of May 2011, and now represents 57% of the total U.S. rig count. Development of horizontal wells has evolved to feature increasingly longer laterals and more fracturing stages, which has increased the requirement for advanced hydraulic fracturing and stimulation services. Furthermore, we believe operators have become more efficient at drilling horizontal wells and have reduced the number of days required to reach total depth, which has increased the number of wells drilled and the number of fracturing stages completed in a year.

Increased Demand for Expertise to Execute Complex Completions.  We believe exploration and production companies have shown a strong preference for a customized approach to completing complex wells in unconventional basins. As the fleet specifications and capability to execute complex well completions have increased, the required attention and experience to complete the most difficult fracturing jobs has also increased. Accordingly, we believe that technical expertise, fleet capability and experience are the primary differentiating factors within the industry.

High Levels of Asset Utilization and Constrained Supply Growth.  Asset utilization in the hydraulic fracturing industry has meaningfully increased due to the elevated levels of horizontal drilling. Advances such as pad drilling and zipper-fracs, whereby an operator drills two offset wells for simultaneous completion, have led to more wells being drilled per rig and, thus, have increased levels of asset utilization in the hydraulic fracturing industry. At the same time, manufacturers have had difficulty keeping pace with the demand for new hydraulic fracturing equipment and parts. Furthermore, the higher pressures required for more complex applications combined with higher levels of asset utilization are resulting in increased attrition of existing hydraulic fracturing equipment. We believe that these trends will continue to keep supply tight in our industry for the foreseeable future.

The Spread of Unconventional Drilling and Completion Techniques to the Redevelopment of Conventional Fields.  Oil and natural gas companies have begun to apply the knowledge gained through the extensive development of unconventional resource plays to their existing conventional basins. Many of the techniques applied in unconventional development, when applied to conventional wells either through workover or recompletion, have the potential to enhance overall production or enable production from previously unproductive horizons and improve overall field economics. We believe that there are thousands of older conventional wells with the potential for the application of unconventional completion techniques in close proximity to the regions in which we operate. Many of our customers have begun to experiment with such techniques.

Our Services

We provide hydraulic fracturing, coiled tubing, pressure pumping and other related well stimulation services to our customers under a single operating segment. We have traditionally used our coiled tubing and pressure pumping services to extend our hydraulic fracturing services into new markets.

Hydraulic Fracturing.  Our customers utilize our hydraulic fracturing services to enhance the production of oil and natural gas from formations with low permeability, which restricts the natural flow of hydrocarbons. The fracturing process consists of pumping a fluid into a cased well at sufficient pressure to fracture the producing formation. Sand, bauxite or synthetic proppants are suspended in the fluid and are pumped into the fracture to prop the fracture open. The extremely high pressure required to stimulate wells in the regions in which we operate presents a challenging environment for achieving a successfully fractured horizontal well. As a result, an important element of the services we provide to producers is designing the optimum well completion, which includes determining the proper fluid, proppant and injection specifications to maximize production. Our engineering staff also provides technical evaluation, job design and fluid recommendations for our customers as an integral element of our fracturing service.

Coiled Tubing.  Our customers utilize our coiled tubing services to perform various functions associated with well-servicing operations and to facilitate completion of horizontal wells. Coiled tubing services involve the insertion of steel tubing into a well to convey materials and equipment to perform various applications on either a completion or workover assignment. We believe coiled tubing has become a preferred method of well completion, workover and maintenance projects due to speed, ability to handle heavy-duty jobs across a wide spectrum of pressure environments, safety and ability to perform services without having to shut in a well. We have successfully leveraged our existing relationships with coiled tubing customers to expand our fracturing business.

Pressure Pumping.  Our customers utilize our pressure pumping services primarily in connection with completing new wells and remedial and production enhancement work on existing wells. Our pressure pumping services are routinely performed in conjunction with our coiled tubing services. Our pressure pumping services include well injection, cased-hole testing, workover pumping, mud displacement, wireline pumpdowns and pumping-down coiled tubing. Our pressure pumping services often provide us with advance knowledge of a customer’s need for coiled tubing services.

Sales and Marketing

Our sales and marketing activities typically are performed through our local operations in each geographical region. We believe our local field sales personnel have an excellent understanding of region-specific issues and customer operating procedures and, therefore, can effectively target marketing activities. We also have multiple corporate sales representatives that supplement our field sales efforts and focus on large accounts and selling technical services. Our sales representatives work closely with our local managers and field sales personnel to target market opportunities. We facilitate teamwork among our sales representatives by basing a portion of their compensation on aggregate company sales targets rather than individual sales targets. We believe this emphasis on teamwork allows us to successfully expand our customer base and better serve our existing customers. Additionally, recently we have experienced an increase in unsolicited inquiries to our corporate headquarters about our services, several of which have led to hydraulic fracturing and coiled tubing jobs.

Customers

Our customers include EOG Resources, EXCO Resources, Anadarko Petroleum, Plains Exploration, Penn Virginia, Petrohawk, El Paso, Apache and Chesapeake. Our top ten customers accounted for approximately 90.2%, 90.6% and 79.9% of our revenues for the years ended December 31, 2010, 2009 and 2008, respectively, and 97.2% of our revenues for the three months ended March 31, 2011. In 2008, sales to Penn Virginia, El Paso and EOG Resources represented 24.0%, 14.4% and 10.1%, respectively, of our total sales. In 2009, sales to Penn Virginia, Anadarko Petroleum and EnCana represented 25.9%, 11.7% and 11.0%, respectively, of our total sales. In 2010, sales to EOG Resources, Penn Virginia, Anadarko Petroleum and Apache accounted for 32.5%, 17.9%, 16.4% and 9.7%, respectively, of our total sales. The majority of our revenues are generated from our fracturing services. We currently own four fracturing fleets. We are in the process of purchasing two additional fracturing fleets. Due to the large percentage of our revenues derived from our fracturing services and the limited number of fracturing fleets we possess, our customer concentration has historically been high. We believe our continued efforts to increase the number of fracturing fleets we operate will allow us to serve a larger number of customers and reduce customer concentration.

Seasonality

Our results of operations have not historically reflected any material seasonal tendencies and we currently do not believe that seasonal fluctuations will have a material impact on us in the foreseeable future.

Competition

The markets in which we operate are highly competitive. To be successful, a company must provide services and products that meet the specific needs of oil and natural gas exploration and production companies and drilling services contractors at competitive prices.

We provide our services and products across South Texas, East Texas/North Louisiana and Western Oklahoma, and we compete against different companies in each service we offer. Our competition includes many large and small oilfield service companies, including the largest integrated oilfield services companies.

Our major competitors for our fracturing services include Halliburton, Schlumberger, Baker Hughes, Weatherford International, RPC, Inc., Pumpco, an affiliate of Complete Production Services, and Frac Tech. Our major competitors for our coiled tubing services include Halliburton, Schlumberger, Baker Hughes and a significant number of regional businesses. We believe that the principal competitive factors in the market areas that we serve are technical expertise, fleet capability and experience. While we must be competitive in our pricing, we believe our customers select our services and products based on a high level of technical expertise, local leadership and shale knowledge that our personnel use to deliver quality services and products.

Safety

In the oilfield services industry, an important competitive factor in establishing and maintaining long-term customer relationships is having an experienced and skilled work force. In recent years, many of our larger customers have placed an emphasis not only on pricing, but also on safety records and quality management systems of contractors. We believe that these factors will gain further importance in the future. We have directed substantial resources toward employee safety and quality management training programs, as well as our employee review process. Our reputation for safety has allowed us to earn work certification from several industry leaders with what we believe to be some of the most demanding safety requirements, including ConocoPhillips, Exxon Mobil Corporation and Royal Dutch Shell.

Suppliers

We purchase the materials used in our services, such as fracturing sand, fracturing chemicals, coiled tubing and fluid supplies, from various suppliers. Please read “Certain Relationships and Related Party Transactions — Supplier Agreements” beginning on page 77 of this prospectus for additional information on our related party suppliers. Where we currently source materials from a single supplier, we believe that we will be able to make satisfactory alternative arrangements in the event of interruption of supply. However, given the limited number of suppliers of certain of our raw materials, we may not always be able to make alternative arrangements should one of our supplier’s fail to deliver or timely deliver our materials. During the year ended December 31, 2010, we purchased 5% or more of our materials or equipment from each of Economy Polymers & Chemicals, Total, SPM and Sintex Minerals & Services, Inc. During the three months ended March 31, 2011, we purchased 5% or more of our materials and equipment from Economy Polymers & Chemicals and Total.

Equipment

We operate four modern, 15,000 psi pressure rated hydraulic fracturing fleets with an aggregate 142,000 horsepower, and we currently have on order two additional hydraulic fracturing fleets, which, upon delivery, will increase our aggregate horsepower to 206,000 by the end of 2011. Our hydraulic fracturing equipment is specially designed to handle well completions with long lateral segments and multiple fracturing stages in high-pressure formations. We also operate a fleet of 14 coiled tubing units, 16 double-pump pressure pumps and nine single-pump pressure pumps. The number of pressure pumps and related horsepower of each fleet is currently as follows:

•	Fleet 1: consists of 17 pressure pumps representing 34,000 horsepower of capacity.

•	Fleet 2: consists of 12 pressure pumps representing 24,000 horsepower of capacity.

•	Fleet 3: consists of 21 pressure pumps representing 42,000 horsepower of capacity.

•	Fleet 4: consists of 21 pressure pumps representing 42,000 horsepower of capacity.

•	Fleet 5 (on order): consists of 15 pressure pumps representing 30,000 horsepower of capacity.

•	Fleet 6 (on order): consists of 17 pressure pumps representing 34,000 horsepower of capacity.

Each fleet also includes the necessary blending units, manifolds, data vans and other ancillary equipment. We have the flexibility to allocate pressure pumps and other equipment among our fleets as needed to satisfy customer demand.

We purchase the majority of our hydraulic fracturing equipment from Total, whom we recently acquired, and Stewart & Stevenson. Please read “Prospectus Summary — Recent Developments — Acquisition of Total E&S, Inc.” on page 2 of this prospectus. Although we believe that we will be able to make satisfactory alternative arrangements in the event of interruption of supply from either of these companies, we cannot be certain.

We believe that our equipment is rigorously maintained and suitable for our current operations. Most of our fleets are serviced by our own mechanics who work onsite or at one of our facilities. We regularly perform preventative maintenance on our equipment in order to avoid any major equipment failures which could result in extended equipment downtime.

We have entered into operating leases with financial institutions covering approximately $15.0 million of equipment consisting of one blender, one chemical additions truck, four fracturing sanders, twelve trailer-mounted fracturing pumps, eight freightliners and seven tractors. The operating leases terminate on August 1, 2014 and both operating leases may be extended at our election subject to certain terms and conditions. Pursuant to the operating leases, we have the option to purchase all of the leased equipment.

Principal Properties

Our corporate headquarters are located at 10375 Richmond Avenue, Suite 2000, Houston, Texas 77042. We lease 24,365 square feet of general office space at our corporate headquarters. The lease expires on January 31, 2017. As of March 31, 2011, we owned or leased the following additional principal properties:

			Leased or	Expiration of
Location	Type of Facility	Size	Owned	Lease

500 North Shoreline Blvd., Suite 350 Corpus Christi, Texas 78401	general office space	7,685 square feet of building space	Leased	July 31, 2015

5604 Medco Drive Marshall, Texas 75672	general office space, warehouse and maintenance center	14 acres, 37,000 square of building space	Land — Leased Building — Owned	December 18, 2011

214 W. 13th Street Elk City, Oklahoma 73644	general office space, warehouse and repair facility	1.85 acres, 9,000 square feet of building space	Leased	Month-to-month

4460 Highway 77 Robstown, Texas 78380	general office space, warehouse and maintenance center	14.6 acres, 61,000 square feet of building space	Owned	—

We also lease several smaller facilities, which leases generally have terms of one to three years. We believe that our existing facilities are adequate for our operations and their locations allow us to efficiently serve our customers in the South Texas, East Texas/North Louisiana and Western Oklahoma regions. We do not believe that any single facility is material to our operations and, if necessary, we could readily obtain a replacement facility.

Risk Management and Insurance

Our operations are subject to hazards inherent in the oil and gas industry, including accidents, blowouts, explosions, craterings, fires, oil spills and hazardous materials spills. These conditions can cause:

•	personal injury or loss of life;

•	damage to, or destruction of property, equipment, the environment and wildlife; and

•	suspension of operations.

In addition, claims for loss of oil and natural gas production and damage to formations can occur in the well services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims.

Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.

Despite our efforts to maintain high safety standards, we from time to time have suffered accidents, and there is a risk that we will experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, and our relationship with customers, employees and regulatory agencies. Any significant increase in the frequency or severity of these incidents, or the general level of compensatory payments, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

We maintain insurance coverage of types and amounts that we believe to be customary in the industry including workers’ compensation, employer’s liability, sudden & accidental pollution, umbrella, comprehensive commercial general liability, business automobile, property and equipment physical damage insurance. Our insurance coverage may be inadequate to cover our liabilities. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable or on terms as favorable as our current arrangements.

Legal Proceedings

We are subject to various legal proceedings and claims arising in the ordinary course of our business. Our management does not expect the outcome in any of these known legal proceedings, individually or collectively, to have a material adverse effect on our financial condition or results of operations.

Government Regulations

We operate under the jurisdiction of a number of regulatory bodies that regulate worker safety standards, the handling of hazardous materials, the possession and handling of radioactive materials, the transportation of explosives, the protection of the environment, and motor carrier operations. Regulations concerning equipment certification create an ongoing need for regular maintenance, which is incorporated into our daily operating procedures. The oil and gas industry is subject to environmental regulation pursuant to local, state and federal legislation.

Among the services we provide, we operate as a motor carrier and therefore are subject to regulation by the DOT and by various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations; regulatory safety; hazardous materials labeling, placarding and marking; financial reporting; and certain mergers, consolidations and acquisitions. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive in any specific period, onboard black box recorder devices or limits on vehicle weight and size.

Interstate motor carrier operations are subject to safety requirements prescribed by DOT. To a large degree, intrastate motor carrier operations are subject to safety regulations that mirror federal regulations. Such matters as weight and dimension of equipment are also subject to federal and state regulations. DOT regulations mandate drug testing of drivers.

From time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes, including taxes on motor fuels, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Some of our operations utilize equipment that contains sealed, low-grade radioactive sources. Our activities involving the use of radioactive materials are regulated by the United States Nuclear Regulatory Commission, or NRC, and state regulatory agencies under agreement with the NRC. Standards implemented by these regulatory agencies require us to obtain licenses or other approvals for the use of such radioactive materials. We believe that we have obtained these licenses and approvals when necessary and that we are in substantial compliance with these requirements.

Environmental Matters

Our operations are subject to numerous foreign, federal, state and local environmental, health and safety laws, rules and regulations including those governing the release and/or discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental agencies issue regulations to implement and enforce these laws, for which compliance is often costly and difficult. The violation of these laws and regulations may result in the denial or revocation of permits, issuance of corrective action orders, assessment of administrative and civil penalties, and even criminal prosecution. We believe that we are in substantial compliance with applicable environmental laws and regulations. Further, we do not anticipate that compliance with existing environmental laws and regulations will have a material effect on our consolidated financial statements. It is possible, however, that substantial costs for compliance or penalties for non-compliance may be incurred in the future. Moreover, it is possible that other developments, such as the adoption of stricter environmental laws, regulations, and enforcement policies, could result in additional costs or liabilities that we cannot currently quantify.

We generate wastes, including hazardous wastes, which are subject to the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. The EPA, the NRC, and state agencies have limited the approved methods of disposal for some types of hazardous and nonhazardous wastes. Some oil and natural gas exploration and production wastes handled by us in our field service activities currently are exempt from regulation as hazardous wastes. There is no guarantee, however, that the EPA or individual states will not adopt more stringent requirements for the handling of nonhazardous waste or categorize some nonhazardous waste as hazardous in the future. Any such change could result in an increase in our costs to manage and dispose of waste, which could have a material adverse effect on our results of operations and financial position.

The federal Comprehensive Environmental Response, Compensation, and Liability Act, which we refer to herein as CERCLA or the Superfund law, and comparable state statutes impose liability, without regard to fault or legality of the original conduct, on classes of persons that are considered to have contributed to the release of a hazardous substance into the environment. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and companies that disposed or arranged for disposal of hazardous substances at offsite locations such as landfills. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We currently own, lease, or operate numerous properties and facilities that for many years have been used for industrial activities, including oil and natural gas production operations. Hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations where such substances have been taken for disposal. In addition, some of these properties have been operated by third parties or by previous owners whose treatment and disposal or release of hazardous substances, wastes, or hydrocarbons, was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes (including substances disposed of or released by prior owners or operators), remediate contaminated property (including groundwater contamination, whether from prior owners or operators or other historic activities or spills), or perform remedial plugging of disposal wells or pit closure operations to prevent future contamination. These laws and regulations may also expose us to liability for our acts that were in compliance with applicable laws at the time the acts were performed.

In the course of our operations, some of our equipment may be exposed to naturally occurring radiation associated with oil and natural gas deposits, and this exposure may result in the generation of wastes containing naturally occurring radioactive materials, or NORM. NORM wastes exhibiting trace levels of naturally occurring radiation in excess of established state standards are subject to special handling and disposal requirements, and any storage vessels, piping, and work area affected by NORM may be subject to remediation or restoration requirements. Because many of the properties presently or previously owned, operated, or occupied by us have been used for oil and natural gas production operations for many years, it is possible that we may incur costs or liabilities associated with elevated levels of NORM.

The Federal Water Pollution Control Act, or the Clean Water Act, and applicable state laws impose restrictions and strict controls regarding the discharge of pollutants into state waters or waters of the United States. The discharge of pollutants into jurisdictional waters is prohibited unless the discharge is permitted by the EPA or applicable state agencies. In addition, the Oil Pollution Act of 1990 imposes a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages, including natural resource damages, resulting from such spills in waters of the United States. A responsible party includes the owner or operator of a facility. The Federal Water Pollution Control Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.

SDWA, regulates the underground injection of substances through the UIC program. Hydraulic fracturing generally is exempt from regulation under the UIC program, and the hydraulic fracturing process is typically regulated by state oil and gas commissions. The EPA recently has taken the position that hydraulic fracturing with fluids containing diesel fuel are subject to regulation under the UIC program, specifically as “Class II” UIC wells. We do not utilize diesel in our fracturing services, and we do not expect this change to have a material impact on our operations. At the same time, the EPA has commenced a study of the potential environmental impacts of hydraulic fracturing activities, and a committee of the U.S. House of Representatives is also conducting an investigation of hydraulic fracturing practices. As part of these studies, both the EPA and the House committee have requested that certain companies provide them with information concerning the chemicals used in the hydraulic fracturing process. These studies, depending on their results, could spur initiatives to regulate hydraulic fracturing under the SDWA or otherwise. Legislation has been introduced before Congress in the last few sessions to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process. Although the federal legislation did not pass, if similar federal legislation is introduced and becomes law in the future, the legislation could establish an additional level of regulation at the federal level that could lead to operational delays or increased operating costs, making it more difficult to perform hydraulic fracturing and increasing our costs of compliance and doing business.

In addition, various state and local governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permit requirements, operational restrictions, disclosure requirements, and temporary or permanent bans on hydraulic fracturing in certain environmentally sensitive areas such as certain watersheds. Bills have been introduced into the Texas Senate and House of Representatives that would require the disclosure of information regarding the substances used in the hydraulic fracturing process to the Railroad Commission of Texas and, in the case of the Texas House bill, to the public. These bills are in the early stages of the legislative process, and we cannot predict whether they or some version of them eventually may be enacted as a law. The availability of information regarding the constituents of hydraulic fracturing fluids could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. Moreover, disclosure of our proprietary chemical formulas to third parties or to the public, even if inadvertent, could diminish the value of those formulas and could result in competitive harm to us.

The adoption of new laws or regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete natural gas wells in shale formations, increase our costs of compliance, and adversely affect the hydraulic fracturing services that we render for our exploration and production customers. In addition, if hydraulic fracturing becomes regulated at the federal level as a result of federal legislation or regulatory initiatives by the EPA, fracturing activities could become subject to additional permitting requirements, and also to attendant permitting delays and potential increases in cost, which could adversely affect our business.

We maintain insurance against some risks associated with underground contamination that may occur as a result of well services activities. However, this insurance is limited to activities at the wellsite and may not continue to be available or may not be available at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a materially adverse effect on our financial condition and results of operations.

Some of our operations also result in emissions of regulated air pollutants. The federal Clean Air Act and analogous state laws require permits for facilities that have the potential to emit substances into the atmosphere that could adversely affect environmental quality. These laws and their implementing regulations also impose generally applicable limitations on air emissions and require adherence to maintenance, work practice, reporting and recordkeeping, and other requirements. Many of these regulatory requirements, including “New Source Performance Standards” and “Maximum Achievable Control Technology” standards, are expected to be made more stringent as a result of more stringent ambient air quality standards and other air quality protection goals adopted by the EPA. Failure to obtain a permit or to comply with permit or other regulatory requirements could result in the imposition of substantial administrative, civil and even criminal penalties. In addition, we or our customers could be required to shut down or retrofit existing equipment, leading to additional expenses and operational delays.

More stringent laws and regulations relating to climate change and GHGs may be adopted in the future and could cause us to incur additional operating costs or reduce the demand for our services. On December 15, 2009, the EPA published its findings that emissions of carbon dioxide, methane, and other GHGs present an endangerment to public health and welfare because emissions of such gases are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climate changes. Based on these findings, EPA has begun to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the CAA. The EPA recently adopted two sets of rules regulating GHG emissions under the CAA, one of which requires a reduction in emissions of GHGs from motor vehicles and the other of which will require that certain large stationary sources obtain permits for their emissions of GHGs, effective January 2, 2011. The EPA has also adopted rules requiring the reporting of GHG emissions from specified large GHG sources, on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010, as well as certain oil and natural gas production facilities, on an annual basis, beginning in 2012 for emissions occurring in 2011. We do not believe our operations are currently subject to these requirements, but our business could be affected if our customers’ operations become subject to these or other similar requirements. These requirements could increase the cost of doing business for us and our customers, reduce the demand for the oil and gas our customers produce, and thus have an adverse effect on the demand for our products and services.

In addition, both houses of Congress have actively considered legislation to reduce emissions of GHGs, and more than one-third of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any new federal, regional or state restrictions on emissions of carbon dioxide or other GHGs that may be imposed in areas in which we conduct business could result in increased compliance costs or additional operating restrictions on our customers. Such restrictions could potentially make our customers’ products more expensive and thus reduce demand for them, which could have a material adverse effect on the demand for our services and our business. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if any such effects were to occur, they could have an adverse effect on our assets and operations.

We are also subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public. We believe that our operations are in substantial compliance with the OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances.

Employees

As of April 27, 2011, we had 618 employees, 136 of whom were full-time salaried personnel. Most of the remaining employees are hourly personnel. We will hire additional employees for certain large projects and, subject to local market conditions, additional crew members are generally available for hire on relatively short notice. Our employees are not represented by any labor unions. We consider our relations with our employees to be good.

Formation

We were initially formed as a partnership in 1997 pursuant to the laws of the State of Texas. In 2005, the assets of the partnership were purchased by C&J Spec-Rent Services, Inc. In 2006, we reorganized as a corporation by merging C&J Spec-Rent Services, Inc. with and into a newly-formed Texas corporation, pursuant to a merger agreement between us, C&J Merger Sub, Inc., and C&J Spec-Rent Services, Inc. Concurrent with the reorganization, we named the company C&J Energy Services, Inc. In 2010, we converted from a Texas corporation to a Delaware corporation. C&J Spec-Rent Services, Inc. is a wholly-owned subsidiary of our company and owns most of our assets. Our remaining assets are held by Total.

MANAGEMENT

Executive Officers and Directors

Our board of directors is comprised of the following seven members: Joshua E. Comstock, as Chairman of the board; Randall C. McMullen; Darren Friedman; James P. Benson; Michael Roemer; H. H. “Tripp” Wommack, III and C. James Stewart, III. Messrs. Benson and Friedman were appointed pursuant to the Amended and Restated Stockholders’ Agreement. Please read “Certain Relationships and Related Party Transactions — Amended and Restated Stockholders’ Agreement” beginning on page 75 of this prospectus. Under the terms of the Amended and Restated Stockholders’ Agreement, subject to retaining certain ownership thresholds:

•	Energy Spectrum is entitled to appoint one director, currently Mr. Benson; and

•	Citigroup/StepStone is entitled to appoint one director, currently Mr. Friedman.

Set forth below are the names, ages and positions of our executive officers and directors as of May 12, 2011. All directors are elected for a term of one year and serve until their successors are elected and qualified or upon earlier of death, resignation or removal. All executive officers hold office until their successors are elected and qualified or upon earlier of death, resignation or removal.

Name	Age	Position with Our Company

Joshua E. Comstock	41	President, Chief Executive Officer and Chairman of the Board of Directors
Randall C. McMullen, Jr.	36	Executive Vice President, Chief Financial Officer, Treasurer and Director
Bretton W. Barrier	45	Chief Operating Officer
Theodore R. Moore	33	Vice President — General Counsel and Corporate Secretary
Brandon D. Simmons	42	Vice President — Coiled Tubing
John D. Foret	47	Vice President — Coiled Tubing
William D. Driver	45	Vice President — Hydraulic Fracturing
J. P. “Pat” Winstead	53	Vice President — Sales and Marketing
Darren M. Friedman	42	Director
James P. Benson	51	Director
Michael Roemer	52	Director
H. H. “Tripp” Wommack, III	55	Director
C. James Stewart, III	62	Director

Joshua E. Comstock — Mr. Comstock has served as our Chief Executive Officer and as one of our directors since 1997. Mr. Comstock was given the additional title of President in December 2010 and the title of Chairman of the Board in February 2011. In 1997, Mr. Comstock was a founder of C&J. Mr. Comstock is responsible for general oversight of our company. Mr. Comstock began working as a foreman on several specialized natural gas pipeline construction projects. Through this experience, Mr. Comstock gained extensive knowledge and understanding of the gathering and transporting of natural gas. In January 1990, Mr. Comstock began working for J4 Oilfield Service, a test pump services company. His primary responsibility was working in natural gas production as a service contractor for Exxon.

As a founder of our company, Mr. Comstock is one of the driving forces behind us and our success to date. Over the course of our history, Mr. Comstock has successfully grown us through his leadership skills and business judgment and for this reason we believe Mr. Comstock is a valuable asset to our board and is the appropriate person to serve as Chairman of the board.

Randall C. McMullen, Jr. — Mr. McMullen has served as our Executive Vice President, Chief Financial Officer and Treasurer and director since joining us in August 2005. Prior to joining our company, Mr. McMullen held various positions with Credit Suisse First Boston, the GulfStar Group and Growth Capital Partners. Mr. McMullen graduated magna cum laude from Texas A&M University with a B.B.A. in Finance.

During Mr. McMullen’s tenure with us, we have grown rapidly. Mr. McMullen’s financial and investment banking expertise have been invaluable to us in our efforts to continue our growth through raising additional capital. For this reason, we believe Mr. McMullen is well suited to serve on our board of directors.

Bretton W. Barrier — Mr. Barrier has served in multiple positions since joining us in January 2007, including Vice President — Hydraulic Fracturing, and, most recently, Chief Operating Officer. Mr. Barrier has over 20 years of experience in the oil and gas industry. He is responsible for all of our Fracturing Operations, including management of teams at each operating location, customer and vendor management and health and safety matters. Prior to joining us, Mr. Barrier worked for El Paso/Coastal from July 2000 to January 2007, where he oversaw production, completions and workovers for all South Texas operations, as well as supervised over 60% of that division’s fracturing treatments from 2003 to 2007. Prior to working at El Paso/Coastal, Mr. Barrier worked for Halliburton from August 1990 to July 2000, where he served in various positions including equipment operator, service supervisor and service leader.

Theodore R. Moore — Mr. Moore has served as our Vice President — General Counsel and Corporate Secretary since February 2011. Prior to that time, Mr. Moore practiced corporate law at Vinson & Elkins L.L.P. from 2002 through January 2011. Mr. Moore represented public and private companies and investment banking firms in numerous capital markets offerings and mergers and acquisitions, primarily in the oil and gas industry. Mr. Moore received a B.A. in Political Economy from Tulane University and a J.D. from Tulane Law School.

Brandon D. Simmons — Mr. Simmons has been with our company since 2001, primarily as an operational manager of our coiled tubing unit. Mr. Simmons has served as our Vice President — Coiled Tubing since 2005. Mr. Simmons operated the first Stewart & Stevenson coiled tubing unit ever built and has a complete mechanical knowledge of coiled tubing units and supporting equipment. Mr. Simmons has been heavily involved in the design of our coiled tubing units. Prior to joining our company, Mr. Simmons spent eight years with Superior Energy and Preeminent Coiled Tubing Services operating coiled tubing units.

John D. Foret — Mr. Foret has been with our company since 2001. Mr. Foret has served as our Vice President — Coiled Tubing since 2008. Mr. Foret has 25 years of experience in the oil and gas industry and currently is responsible for our coiled tubing operations. Prior to joining us, Mr. Foret was a workover supervisor for Cudd Energy Services, covering various geographical areas, including the Southern United States, Gulf of Mexico, Norway, Scotland, India and South America.

William D. Driver — Mr. Driver has served as our Vice President — Hydraulic Fracturing since joining us in August 2007. Mr. Driver has 20 years of experience in the oil and gas industry. Along with Mr. Barrier, he is responsible for our company’s Fracturing Operations. Prior to joining our company, Mr. Driver worked for Halliburton in the capacity of equipment operator, service supervisor, field service quality coordinator, operations manager and camp manager from August 1990 to August 2007.

J.P. “Pat” Winstead — Mr. Winstead has served as our Vice President — Sales and Marketing since 2008. Mr. Winstead’s primary role at our company is to oversee our sales and marketing efforts. Mr. Winstead also managed and will continue to manage our expansion into new regions, specifically East Texas/North Louisiana and Western Oklahoma. Prior to joining our company, Mr. Winstead spent the last 25 years working in various sales and marketing roles for several companies, including Ainsworth Trucking and SUNDANCE Cattle Co.

Darren M. Friedman — Mr. Friedman is a Managing Director of StepStone Group LLC focusing on private equity partnership, equity and mezzanine investments. Prior to joining StepStone, Mr. Friedman was a Managing Partner of Citi Private Equity, managing over $10 billion of capital across three private equity investing activities. Mr. Friedman sits or has sat on the boards or advisory boards of several portfolio companies, funds and a number of Investment Committees. Prior to joining Citi Private Equity, Mr. Friedman worked in the Investment Banking division at Salomon Smith Barney. Mr. Friedman received an M.B.A. from the Wharton School at the University of Pennsylvania and a B.S. in Finance from the University of Illinois.

Mr. Friedman brings extensive business, financial and banking expertise to our board of directors from his background in investment banking and private equity fund management. Mr. Friedman also brings extensive prior board service experience to our board from his service on numerous other boards/limited partnership advisory boards.

James P. Benson — Mr. Benson is a founding shareholder and a Managing Partner of Energy Spectrum, which manages private equity through institutional partnerships styled as Energy Spectrum Partners and Energy Trust Partners, and also manages a Financial Advisory business focused on energy mergers and acquisitions and institutional financings named Energy Spectrum Advisors, Inc. Energy Spectrum was established in 1996. Prior to Energy Spectrum, Mr. Benson was a Managing Director of Reid Investments, Inc., a private investment banking firm focused on energy mergers and acquisitions and financial advisory services, joining the firm in mid-1987. He started his career at InterFirst Bank Dallas, and was a credit officer focused on energy lending and energy work-out. Mr. Benson graduated from the University of Kansas with a B.S. in Finance and earned his M.B.A. with a concentration in Finance from Texas Christian University.

Mr. Benson’s extensive financial and banking experience in the energy industry from his over 20 years of experience working at private equity firms specializing in the energy industry make him well qualified to serve on our board.

Michael Roemer — Mr. Roemer has served as the Chief Financial Officer of Hammond, Kennedy, Whitney & Co., a private equity group, and a partner in several affiliate funds of Hammond, Kennedy since 2000. Prior to joining Hammond, Kennedy, Mr. Roemer served as a Shareholder and Vice President of Flackman, Goodman & Potter, P.A. from 1988 to 2000. Mr. Roemer is a licensed CPA with over 20-five years experience, and is a member of the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants. Mr. Roemer received his B.S. in Accounting from the University of Rhode Island.

Mr. Roemer’s extensive background in public accounting from his over 20 years of experience as a licensed CPA combined with his subsequent experience as the chief financial officer of a private equity firm make him well qualified to serve on our board.

H.H. “Tripp” Wommack, III — Mr. Wommack is currently the Chairman and CEO of Saber Oil and Gas Ventures, LLC, an oil and gas company that focuses on acquisition and exploitation efforts in the Permian Basin of West Texas and Southeast New Mexico. Mr. Wommack has served in this position since August 2008. Mr. Wommack also serves as the Chairman of Cibolo Creek Partners, LLC, which specializes in commercial real estate investments, and Globe Energy Services, LLC, an energy services company in the Permian Basin. Prior to his current positions, Mr. Wommack was Chairman, President and CEO of Southwest Royalties, Inc. from August 1983 to August 2004 and Saber Resources from July 2004 until August 2008. Additionally, Mr. Wommack was the Founder, Chairman and CEO of Basic Energy Services (formerly Sierra Well Services, Inc.), and following its initial public offering, Mr. Wommack continued to serve on the board of Basic Energy Services through June 2009. Mr. Wommack graduated with a B.A. from the University of North Carolina, Chappell Hill, and earned a J.D. from the University of Texas.

Mr. Wommack adds extensive executive and management expertise to us from his background as chairman and/or chief executive officer of numerous companies. In addition, we believe

Mr. Wommack’s knowledge from serving as chairman and chief executive officer of a company that went through an initial public offering will be valuable to us in our registration process. For these reasons, we believe Mr. Wommack to be an asset to our board.

C. James Stewart III — Mr. Stewart is currently the Chairman of Stewart & Sons Holding Co., a position he has held since 2003. From 1972 to 2003, Mr. Stewart worked at Stewart & Stevenson in multiple capacities, including serving as Executive Vice President and Director from 1999 to 2003. Mr. Stewart received a B.S. from Texas Christian University.

We believe Mr. Stewart’s extensive business and marketing experience at a large oil field services company make him a valuable member of our board of directors.

Board of Directors

The number of members of our board of directors is determined from time-to-time by resolution of the board of directors. Currently, our board of directors consists of seven persons.

Board Diversity.  The board seeks independent directors who represent a mix of backgrounds and experiences that will enhance the quality of the board’s deliberations and decisions. In evaluating directors, we consider diversity in its broadest sense, including persons diverse in perspectives, personal and professional experiences, geography, gender, race and ethnicity. This process has resulted in a board that is comprised of highly qualified directors that reflect diversity as we define it.

Board Independence.  We are not currently required to comply with the corporate governance rules of any stock exchange and, as a private company, we are not currently subject to the Sarbanes-Oxley Act of 2002 and related SEC rules, collectively, Sarbanes-Oxley. However, upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to Sarbanes-Oxley and, upon the listing of our common stock on the NYSE, we will become subject to the listing rules of the NYSE. Our board of directors has affirmatively determined that no member of our board, other than Mr. Comstock and Mr. McMullen, has a material relationship with us and therefore the remaining members of our board are “independent” as defined under the NYSE’s listing standards. In reaching this determination, our board concluded that Mr. Stewart’s relationship with one of our suppliers did not affect his independence. Please read “Certain Relationships and Related Party Transactions — Supplier Agreements” beginning on page 77 of this prospectus for additional information regarding Mr. Stewart’s relationship with one of our suppliers.

Executive Sessions of Our Board of Directors.  Our independent directors are provided the opportunity to meet in executive session at each regularly scheduled meeting of our board. Messrs. Friedman and Benson preside over such meetings.

Risk Oversight.  The board is actively involved in oversight of risks that could affect us. This oversight function is conducted primarily through committees of our board, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees, but the full board retains responsibility for general oversight of risks. Our Audit Committee, which was formed in February 2011, will be charged with oversight of our system of internal controls and risks relating to financial reporting, legal, regulatory and accounting compliance. Our board will continue to satisfy its oversight responsibility through full reports from our Audit Committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company. In addition, we have internal audit systems in place to review adherence to policies and procedures, which are supported by a separate internal audit department.

Committees of the Board

Our board has established three standing committees to assist it in discharging its responsibilities: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The following chart reflects the current membership of each committee:

Nominating and
		Compensation	Governance
Name	Audit Committee	Committee	Committee

Joshua E. Comstock
Randall C. McMullen, Jr.
Darren M. Friedman	*	*
James P. Benson		*	**
Michael Roemer	**	*	*
H. H. “Tripp” Wommack, III	*	**
C. James Stewart, III		*	*

*	Member

**	Chairman

Each of these committees has a charter, which will be available no later than the closing of this offering on our website at           and stockholders may obtain printed copies, free of charge, by sending a written request to C&J Energy Services, Inc., 10375 Richmond Avenue, Suite 2000, Houston, Texas 77042, Attn: Corporate Secretary.

Audit Committee.  Our Audit Committee is responsible for oversight of our risks relating to accounting matters, financial reporting and legal and regulatory compliance.

In particular, our Audit Committee has the following purposes pursuant to its charter:

•	oversee the quality, integrity and reliability of the financial statements and other financial information we provide to any governmental body or the public;

•	oversee our compliance with legal and regulatory requirements;

•	retain our independent registered public accounting firm;

•	oversee the qualifications, performance and independence of our independent registered public accounting firm;

•	oversee the performance of our internal audit function;

•	oversee our systems of internal controls regarding finance, accounting, legal compliance and ethics that our management and board have established;

•	provide an open avenue of communication among our independent registered public accounting firm, financial and senior management, the internal auditing department, and our board, always emphasizing that the independent registered public accounting firm is accountable to our Audit Committee; and

•	perform such other functions as our board may assign to our Audit Committee from time to time.

Our Audit Committee was established in February 2011. Going forward, our Audit Committee, in connection with these purposes and to satisfy its oversight responsibilities, will annually select, engage and evaluate the performance and ongoing qualifications of, and determine the compensation for, our independent registered public accounting firm, review our annual and quarterly financial statements, and confirm the independence of our independent registered public accounting firm. Our Audit Committee will meet with our management and independent registered public accounting firm regarding the adequacy of our financial controls and our compliance with legal, tax and regulatory matters and our significant policies. In particular, our Audit Committee will separately meet regularly with our chief financial officer, corporate controller, director of internal audit, our independent registered public accounting firm and other members of management. Our Audit Committee chair will routinely meet between formal committee meetings with our chief financial officer, corporate controller, director of internal audit and our independent registered public accounting firm. The committee will also receive regular reports regarding issues such as the status and findings of audits being conducted by the internal and independent auditors, accounting changes that could affect our financial statements and proposed audit adjustments.

While our Audit Committee has the responsibilities and powers set forth in its charter, it is not the duty of our Audit Committee to plan or conduct audits, to determine that our financial statements are complete and accurate, or to determine that such statements are in accordance with accounting principles generally accepted in the United States and other applicable rules and regulations. Our management is responsible for the preparation of our financial statements in accordance with accounting principles generally accepted in the United States and our internal controls. Our independent registered public accounting firm is responsible for the audit work on our financial statements. It is also not the duty of our Audit Committee to conduct investigations or to assure compliance with laws and regulations and our policies and procedures. Our management is responsible for compliance with laws and regulations and compliance with our policies and procedures.

Since its inception in February 2011, our Audit Committee has met twice and consists of Mr. Roemer (Chairman), Mr. Friedman and Mr. Wommack. Subject to a one-year phase-in period, Sarbanes-Oxley and the listing standards of the NYSE require an audit committee consisting of at least three members, each of whom must meet certain independence standards. These rules will apply to us upon the effectiveness of the registration statement of which this prospectus forms a part. Our board has determined that all members of our Audit Committee are independent as that term is defined in the New York Stock Exchange’s listing standards and by Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our board has determined that each member of our Audit Committee is financially literate and that Mr. Roemer has the necessary accounting and financial expertise to serve as Chairman. Our board has also determined that Mr. Roemer is an “audit committee financial expert” following a determination that Mr. Roemer met the criteria for such designation under the SEC’s rules and regulations.

Compensation Committee.  Our Compensation Committee is responsible for risks relating to employment policies and our compensation and benefits systems. Pursuant to its charter, the purposes of our Compensation Committee are to:

•	review, evaluate, and approve our agreements, plans, policies, and programs to compensate our corporate officers;

•	review and discuss with our management the Compensation Discussion and Analysis to be included in our proxy statement for the annual meeting of stockholders and to determine whether to recommend to our board that the Compensation Discussion and Analysis be included in the proxy statement, in accordance with applicable rules and regulations;

•	produce our Compensation Committee Report for inclusion in the proxy statement, in accordance with applicable rules and regulations;

•	otherwise discharge our boards’ responsibility relating to compensation of our corporate officers; and

•	perform such other functions as our board may assign to our Compensation Committee from time to time.

In connection with these purposes, our board has delegated to our Compensation Committee the overall responsibility for establishing, implementing and monitoring the compensation for our corporate officers. Our Compensation Committee was established in February 2011. Going forward, our Compensation Committee will review and approve the compensation of our corporate officers and make appropriate adjustments based on our performance, achievement of predetermined goals and changes in an officer’s duties and responsibilities. Our Compensation Committee will also approve all employment agreements related to the executive team and approve recommendations regarding equity awards for all employees. Together with management, and any counsel or other advisors deemed appropriate by our Compensation Committee, our Compensation Committee will review and discuss the particular executive compensation matter presented and make a final determination, with the exception of compensation matters relating to our Chief Executive Officer. In the case of our Chief Executive Officer, our Compensation Committee will review and discuss the particular compensation matter (together with our management and any counsel or other advisors deemed appropriate) and formulate a recommendation. Our Compensation Committee’s chairman then will report our Compensation Committee’s recommendation for approval by the full board or, in certain cases, by the independent directors.

Under its charter, our Compensation Committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of the compensation of our corporate officers and directors and also has the sole authority to approve the consultant’s fees and other retention terms.

Our board has determined that all members of our Compensation Committee are independent as that term is defined in the NYSE’s listing standards. Our Compensation Committee, consisting of Mr. Wommack (Chairman), Mr. Friedman, Mr. Benson, Mr. Roemer and Mr. Stewart, has held one meeting since its formation in February 2011.

Nominating and Governance Committee.  Our Nominating and Governance Committee is responsible for oversight relating to management and board succession planning, and stockholder responses to our ethics and business practices. Pursuant to its charter, the purposes of our Nominating and Governance Committee are to:

•	assist our board by identifying individuals qualified to become members of our board and recommend director nominees to our board for election at the annual meetings of stockholders or for appointment to fill vacancies;

•	recommend director nominees to our board for each of its committees;

•	advise our board about the appropriate composition of our board and its committees;

•	advise our board about and recommend to our board appropriate corporate governance practices and assist our board in implementing those practices;

•	lead our board in its annual review of the performance of our board and its committees;

•	direct all matters relating to the succession of our Chief Executive Officer;

•	review and make recommendations to our board with respect to the form and amount of director compensation; and

•	perform such other functions as our board may assign to our Nominating and Governance Committee from time to time.

Our Nominating and Governance Committee was formed in February 2011. In connection with these purposes, our Nominating and Governance Committee will actively seek individuals qualified to become members of our board, seek to implement the independence standards required by law, applicable listing standards, our amended and restated certificate of incorporation and our amended and restated bylaws, and identify the qualities and characteristics necessary for an effective Chief Executive Officer.

Our Nominating and Governance Committee is responsible for establishing criteria for selecting new directors and actively seeking individuals to become directors for recommendation to our board. In considering candidates for our board, our Nominating and Governance Committee will consider the entirety of each candidate’s credentials. There is currently no set of specific minimum qualifications that must be met by a nominee recommended by our Nominating and Governance Committee, as different factors may assume greater or lesser significance at particular times and the needs of our board may vary in light of its composition and our Nominating and Governance Committee’s perceptions about future issues and needs. However, while our Nominating and Governance Committee does not maintain a formal list of qualifications, in making its evaluation and recommendation of candidates, our Nominating and Governance Committee may consider, among other factors, diversity, age, skill, experience in the context of the needs of our board, independence qualifications and whether prospective nominees have relevant business and financial experience, have industry or other specialized expertise, and have high moral character.

Our Nominating and Governance Committee may consider candidates for our board from any reasonable source, including from a search firm engaged by our Nominating and Governance Committee or stockholder recommendations. Our Nominating and Governance Committee does not intend to alter the manner in which it evaluates candidates based on whether the candidate is recommended by a stockholder. However, in evaluating a candidate’s relevant business experience, our Nominating and Governance Committee may consider previous experience as a member of our board.

In addition, our board has delegated to our Nominating and Governance Committee the responsibility for establishing, implementing and monitoring the compensation for our directors. In the future, our Nominating and Governance Committee will establish, review and approve the compensation of our directors and make appropriate adjustments based on our performance, duties and responsibilities and competitive environment. Our Nominating and Governance Committee’s primary objectives in establishing and implementing director compensation are to:

•	ensure the ability to attract, motivate and retain the talent necessary to provide qualified board leadership; and

•	use the appropriate mix of long-term and short-term compensation to ensure high board/committee performance.

Our board has determined that all members of our Nominating and Governance Committee are independent as defined under the NYSE’s listing standards. Our Nominating and Governance Committee, consists of Mr. Benson (Chairman), Mr. Roemer and Mr. Stewart. Since its formation in February 2011, our Nominating and Governance Committee has not held a meeting.

Compensation Committee Interlocks and Insider Participation

Mr. Wommack (Chairman), Mr. Friedman, Mr. Benson, Mr. Roemer and Mr. Stewart have served on our Compensation Committee since its inception in February 2011. None of these directors has ever served as one of our officers or employees. None of our executive officers has served as a director or member of the compensation committee (or other committee performing similar functions) of any other entity of which an executive officer served on our board or our Compensation Committee.

Code of Ethics for Chief Executive Officer, Chief Financial Officer, Controller and Certain Other Officers

Prior to the completion of our initial public offering, our board will adopt a Code of Ethics for our Chief Executive Officer, our Chief Financial Officer, our Controller and all other financial and accounting officers. Following the closing of our initial public offering, any change to, or waiver from, the Code of Ethics will be disclosed on our website within two business days after such change or waiver. Among other matters, the Code of Ethics will require each of these officers to:

•	act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest in personal and professional relations;

•	avoid conflicts of interest and disclose any material transactions or relationships that reasonably could be expected to give rise to a conflict of interest;

•	work to ensure that we fully, fairly and accurately disclose information in a timely and understandable manner in all reports and documents that we file with the SEC and in other public communications made by us;

•	comply with applicable governmental laws, rules and regulations; and

•	report any violations of the Code of Ethics to the Chief Executive Officer and the chairman of our Audit Committee.

Code of Conduct

Prior to the closing of this offering, our board will adopt a Code of Conduct, which will set forth the standards of behavior expected of each of our employees, directors and agents. Among other matters, the Code of Conduct will be designed to deter wrongdoing and to promote:

•	honest and ethical dealing with each other, with our clients and vendors, and with all other third parties;

•	respect for the rights of fellow employees and all third parties;

•	equal opportunity, regardless of age, race, sex, sexual orientation, ethnicity, creed, religion, national origin, marital status, veteran status, handicap or disability;

•	fair dealing with employees and all other third parties with whom we conduct business;

•	avoidance of conflicts of interest;

•	compliance with all applicable laws and regulations;

•	the safeguarding of our assets; and

•	the reporting of any violations of the Code of Conduct to the appropriate officers.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

Our Sponsors and certain members of our senior management have historically been responsible for implementing and administering our executive compensation program. As a private company, our executive compensation program has not historically consisted of formal policies or procedures. Instead, compensation decisions were made either (1) in accordance with the terms of existing employment agreements with our executive officers, or (2) on an ad hoc basis and at the discretion of our Sponsors and certain members of our senior management after considering the overall performance of our company, the employee’s contribution to our overall performance, and the employee’s total compensation package relative to other employees.

In February 2011, however, our board of directors established a Compensation Committee that has the authority to oversee our executive compensation program and to implement any formal equity-based compensation plans or policies that the committee deems appropriate for our employees, including our named executive officers. As we move to a more structured approach to compensation, we anticipate that our Compensation Committee will continue to consult with certain of our executive officers regarding our compensation and benefit programs, other than with respect to such executive officer’s own compensation and benefits. Our Compensation Committee will also have the authority to engage a compensation consultant at any time if the committee determines that it would be appropriate to consider the recommendations of an independent outside source. Each of our Sponsors has the right to appoint one member to our Compensation Committee for so long as such Sponsor holds 10% of our common stock.

We expect that future compensation of our employees, including our named executive officers, will include a significant component of incentive compensation based on our performance. We expect that our Compensation Committee will pursue a compensation philosophy that emphasizes pay-for-performance based on a combination of our overall performance (primarily, our operating and financial performance, risk management, execution on our growth strategy, and safety record) and the individual employee’s contribution to our overall performance. We expect that a pay-for-performance compensation philosophy will place the majority of each of our executive officer’s compensation packages at risk should we fail to meet our overall performance objectives. We expect that performance metrics and targets will be selected in a manner designed to minimize risk to our company and our shareholders, while aggressively pursuing the successful execution of our business objectives.

We believe implementing a pay-for-performance approach generally aligns the interests of our executive officers and other employees with our shareholders’ interests and, at the same time, enables us to maintain a lower level of base compensation should our operating and financial performance fail to meet expectations. We expect that our Compensation Committee will design our executive compensation policies in a manner that allows us to continue to attract and retain individuals with the background and skills necessary to successfully execute our business strategy in a demanding environment, to motivate those individuals to reach near-term and long-term goals in a way that aligns their interests with our shareholders, and to reward individual and overall success in reaching such goals.

In designing our executive compensation program, we expect that our Compensation Committee will rely on three primary elements of compensation (in addition to other benefits) — salary, cash bonus and long-term equity incentive awards. We anticipate that the performance-driven elements of our compensation philosophy will consist of cash bonuses and long-term equity incentives, as opposed to salary. We believe that annual cash bonuses and equity-incentive awards are flexible in application and can be tailored to meet our compensation objectives. The determination of an employee’s cash bonus will reflect our Compensation Committee’s assessment of the employee’s relative contribution to achieving or exceeding our annual, near-term goals. We anticipate that the determination of an employee’s long-term equity incentive awards will be based, in large part, on the employee’s demonstrated and expected contribution to our longer term performance objectives.

Objectives of Our Executive Compensation Program

The objectives of our compensation program are to keep compensation consistent with our strategic business and financial objectives and competitive within our industry, and to assure that we attract, motivate, and retain talented executive personnel.

Key Components of Our Executive Compensation Programs.  Our compensation and benefits programs have historically consisted of the following key components, which are described in greater detail under “— Components of Our Executive Compensation Program”:

•	Base salary;

•	Bonus awards;

•	Stock options;

•	Severance and change in control benefits; and

•	Other benefits.

We maintain employment agreements with certain of our named executive officers that will continue to provide each of these compensation elements in the future, and we anticipate that our Compensation Committee will provide other executives with compensation packages that include some or all of the above elements for 2011.

Setting 2010 Executive Compensation

The following officers constituted our named executive officers for 2010:

•	Joshua E. Comstock, Chief Executive Officer, President and Chairman

•	Randall C. McMullen, Jr., Executive Vice President, Chief Financial Officer and Treasurer

•	Bretton W. Barrier, Chief Operations Officer

•	J. P. “Pat” Winstead, Vice President — Sales and Marketing

•	John D. Foret, Vice President — Coiled Tubing

We anticipate that our named executive officers for the year ended December 31, 2011 will include Theodore R. Moore, who became our Vice President — General Counsel and Corporate Secretary effective February 1, 2011. Mr. Moore was not employed by us at the end of 2010.

During 2010, Messrs. Comstock and McMullen received compensation and benefits pursuant to the employment agreements that governed their employment relationship with us at that time. Our board of directors, after consultation with our chief executive officer, determined the appropriate compensation and benefits for Messrs. Barrier, Foret and Winstead.

Components of Executive Compensation Program

The employment agreements that we maintained with Messrs. Comstock and McMullen prior to December 23, 2010, which we refer to in this prospectus as the Previous Employment Agreements, contained provisions that set base salary, bonuses, and other benefits. The Previous Employment Agreements also provided for certain severance payments in connection with a termination of the executive’s employment under certain conditions.

In anticipation of our initial public offering, we elected to enter into new employment agreements with Messrs. Comstock and McMullen in December 2010 to establish agreements that reflect the increased responsibilities associated with being the Chief Executive Officer and Chief Financial Officer

of a publicly traded company. Additionally, our significant growth over the last few years resulted in a dramatic increase in Mr. Barrier’s duties and responsibilities and our initial public offering is expected to further expand his role within our company. As a result, our board of directors determined it was appropriate to enter into an employment agreement with Mr. Barrier at the same time we entered into new agreements with Messrs. Comstock and McMullen. Our initial public offering and recent growth are not currently expected to appreciably expand the duties and responsibilities of Messrs. Foret and Winstead. Therefore, our Compensation Committee elected not to enter into employment agreements with Messrs. Foret and Winstead at this time.

Base Salary

Each named executive officer’s base salary is a fixed component of compensation and does not vary depending on the level of performance achieved by us. We generally do not adjust base pay for our named executive officers based on our performance. As such, base pay functions as an important counterbalance to incentive, discretionary, and equity compensation, all of which are contingent on our performance. The determination as to the reasonableness of a named executive officer’s base salary has been made by our board of directors and Chief Executive Officer based on their extensive experience in the energy industry. We review the base salaries for each named executive annually as well as at the time of any promotion or significant change in job responsibilities, and in connection with each review consider individual and company performance over the course of that year. The total base salary received by each named executive for 2010 is reported in the Summary Compensation Table on page 66 of this prospectus.

Effective December 23, 2010, our named executive officers’ base salaries were as follows: Mr. Comstock, $     ; Mr. McMullen, $     ; Mr. Barrier, $     ; Mr. Foret, $      and Mr. Winstead, $     . These base salaries were set at levels that reflect the increase in duties and responsibilities of our named executive officers resulting from the continued growth of our company and this offering.

Bonus Awards

Annual Cash Bonus.  Both Messrs. Comstock and McMullen’s Previous Employment Agreements provided that their annual cash bonuses for fiscal year 2010 were to be based on the level of achievement of the EBITDA Target for fiscal year 2010, which was $      million. Under their Previous Employment Agreements, Messrs. Comstock and McMullen would not receive any bonus if we did not achieve at least     % of the EBITDA Target for the applicable year. If we achieved at least     % of the EBITDA Target (as set forth in our annual budget for fiscal year 2010) then Messrs. Comstock and McMullen were to receive a cash bonus equal to an increasing percentage of the total EBITDA for the fiscal year 2010.

Mr. Comstock’s Previous Employment Agreement provided that (i) if the EBITDA for fiscal year 2010 was at least     % but less than     % of the EBITDA Target, his bonus would equal     % of actual EBITDA; (ii) if the EBITDA for fiscal year 2010 was at least     % but less than     % of the EBITDA Target, his bonus would equal     % of actual EBITDA; and (iii) if the EBITDA for fiscal year 2010 was at least     % of the EBITDA Target, his bonus would equal     % of actual EBITDA.

Mr. McMullen’s Previous Employment Agreement provided that (i) if the EBITDA for fiscal year 2010 was at least     % but less than     % of the EBITDA Target, his bonus would equal     % of actual EBITDA; (ii) if the EBITDA for fiscal year 2010 was at least     % but less than     % of the EBITDA Target, his bonus would equal     % of actual EBITDA; (iii) if the EBITDA for fiscal year 2010 was at least     % but less than     % of the EBITDA Target, his bonus would equal     % of actual EBITDA; and (iv) if the EBITDA for fiscal year 2010 was at least     % of the EBITDA Target, his bonus would equal     % of actual EBITDA.

Based upon our EBITDA achieved in 2010, Mr. Comstock received a cash bonus of $      and Mr. McMullen received a cash bonus of $     . The total cash bonus earned by each of our named

executive officers for 2010 is reported in the Summary Compensation Table on page 66 of this prospectus.

The 2011 Employment Agreements for Mr. Comstock, Mr. McMullen and Mr. Barrier provide for annual cash bonuses so long as we achieve certain performance targets established by our Compensation Committee. Mr. Comstock’s target bonus range will be from     % to     % of his base salary. Mr. McMullen’s target bonus range will be from     % to     % of his base salary. Mr. Barrier’s target bonus range will be from     % to     % of his base salary.

Registration Statement Bonus.  Messrs. Comstock and McMullen’s 2011 Employment Agreements provide for the payment of a cash bonus to each of them in the amount of $      if a registration statement is declared effective by the SEC on or prior to June 29, 2011. Any such bonus will be paid as soon as practicable following the effectiveness of the registration statement, but in no event later than 30 days following the effective date of the registration statement. These bonuses are intended to reward the achievement of a milestone for our company on a timeline specified by our Compensation Committee to achieve parallel business goals. The registration statement bonus opportunity was made available only to Messrs. Comstock and McMullen because their extraordinary individual contributions will be the largest driver of the timely achievement of this milestone and they have more control over the factors that will contribute to the achievement of this goal than our other named executive officers.

Discretionary Bonus.  In addition to the annual bonuses and registration statement bonuses, our Compensation Committee has the authority to award additional incentive bonus compensation to our named executive officers. For 2010, our named executive officers received transaction bonuses funded primarily by our Sponsors in connection with the successful completion of the private placement of our common stock in December 2010. These bonuses were largely set and determined at the discretion of our Sponsors, with recommendations from Mr. Comstock regarding individual recipients and amounts based on his assessment of each individual’s contribution to the success of the private placement. We and our Sponsors paid out a total of approximately $      in transactional bonuses to executive officers, approximately $      of which was received by our named executive officers during 2010 and $      in February 2011. Individual transactional bonuses provided to our named executive officers are included in the Summary Compensation Table on page 66 of this prospectus.

Our board of directors elected not to award additional incentive bonus compensation to our named executive officers for 2010 after concluding that the transaction bonus paid to our named executive officers in December 2010 provided sufficient compensation to reward the achievement of our strategic business and financial objectives, as well as the contributions of each of our named executive officers to the achievement of those objectives. Our board of directors determined, however, that the registration statement bonuses provided in Messrs. Comstock and McMullen’s employment agreements should be increased to adequately compensate them for the additional work required to complete this offering. Our board of directors increased these bonuses by awarding additional discretionary bonuses in the amounts of $      and $      for Messrs. Comstock and McMullen, respectively, contingent upon the successful completion of our initial public offering, whether or not our initial public offering is completed on or prior to June 29, 2011. A discretionary bonus was also awarded to Mr. Barrier for the additional work to complete our initial public offering.

Stock Options.

We grant options because options compensate our named executive officers only in the event of an increase in the market value of our common stock, thus aligning the interests of our named executive officers with those of our shareholders. We believe the three year vesting period typically associated with these stock option awards will mitigate any risk that they would be incentivized to take actions that may not be in the long-term interest of our shareholders in order to increase our share price in the near-term. Finally, we prefer to issue stock options because the compensation cost to us associated with options is generally fully deductible. Please read “— Tax Deductibility of Executive Compensation” on page 65 of this prospectus.

Prior to December 23, 2010, all options granted to our named executive officers were granted under the C&J Energy Services, Inc. 2006 Stock Option Plan, or the 2006 Plan. The 2006 Plan provided for awards of incentive stock options, non-statutory stock options, restricted stock, and other stock based awards to employees, officers, directors, consultants and advisors. As of the end of fiscal year 2010, our named executive officers have been awarded only non-qualified stock options, and no other stock based awards have been made under the 2006 Plan. Non-statutory stock options granted to our named executive officers vested 20% on the date of grant and another 20% on each of the first four anniversaries of the grant date. On December 23, 2010, the 2006 Plan was amended to provide that (i) no additional awards will be granted under the 2006 Plan, (ii) all awards outstanding under the 2006 Plan will continue to be subject to the terms of the 2006 Plan, and (iii) options to purchase all 237,927 shares awarded under the 2006 Plan vested and became exercisable in connection with the completion of the private placement of our common stock in December 2010.

On December 23, 2010, we adopted the C&J Energy Services, Inc. 2010 Stock Option Plan, or the 2010 Plan. We will use the 2010 Plan to grant equity awards to our employees, consultants, and outside directors. We have reserved 5,699,889 shares for issuance under the 2010 Plan. The 2010 Plan allows us to grant non-statutory stock options and incentive stock options. On December 23, 2010, we granted non-statutory stock options under the 2010 Plan to Messrs. Comstock, McMullen, and Barrier in the amounts of          , and          , respectively. The size of each award was determined by our board of directors based on each executive’s duties and responsibilities and each executive’s contribution to our overall performance in 2010. All of the December 23, 2010 stock option awards to our named executive officers (i) have an exercise price equal to the fair market value of our shares on the date of grant, (ii) vest equally on each of the first, second, and third anniversaries of the grant date and (iii) expire ten years following the grant date.

Severance and Change in Control Benefits.  We believe it is important that Messrs. Comstock, McMullen and Barrier focus their attention and energy on our business without any distractions regarding the effects of a termination that is beyond their control or our change in control. Therefore, Messrs. Comstock, McMullen and Barrier’s employment agreements provide that they will be entitled to receive severance benefits and accelerated vesting of their options in the event their employment is terminated under certain circumstances. Specifically, all payment obligations to Messrs. Comstock, McMullen and Barrier associated with a change in control are “double trigger” payments, which require termination of employment within the two years following a change in control to receive the benefit. Our Compensation Committee believed that a double trigger payment was more appropriate than a single trigger payment (where a payment is made upon the occurrence of a change in control alone) because it financially protects the employee if he is terminated following a change in control transaction, without providing a potential windfall if the employee is not terminated. For more detailed information regarding our severance and change in control benefits, please read “— Potential Payments Upon Termination or Change in Control” beginning on page 68 of this prospectus.

Other Benefits.  Each of our named executive officers is provided with certain perquisites, including the use of a company-owned vehicle or an annual automobile allowance, related automobile insurance coverage, and a health care subsidy. In connection with relocating our corporate headquarters to Houston, Texas at the beginning of this year, we also reimbursed certain employees for the cost of relocating to Houston. Other benefits received by each of our named executive officers for the fiscal year ended December 31, 2010 are disclosed in the Summary Compensation Table beginning on page 66 of this prospectus.

We do not maintain a defined benefit or pension plan for our executive officers or other employees because we believe such plans primarily reward longevity rather than performance. Nevertheless, we recognize the importance of providing our employees with assistance in saving for their retirement. We, therefore, maintain a retirement plan, or the 401(k) Plan, that is qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended, or the Code. We offer matching contributions for each of our employees, including our named executive officers, up to 4% of their qualifying compensation each year, subject to certain limitations imposed by the Code. Amounts of the matching contributions to the 401(k) Plan during 2010 on behalf of our named executive officers are disclosed in the Summary Compensation Table beginning on page 66 of this prospectus.

Stock Ownership Guidelines

Stock ownership guidelines have not been implemented for our named executive officers or directors at this time. We will continue to periodically review best practices and reevaluate our position with respect to stock ownership guidelines.

Tax Deductibility of Executive Compensation

Limitations on deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code. An exception applies to this deductibility limitation for a limited period of time in the case of companies that become publicly traded. In addition, following such limited period of time, an exception to the $1 million limit applies with respect to certain performance-based compensation.

Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. We believe that achieving our compensation objectives is more important than the benefit of tax deductibility of compensation, and prefer to maintain flexibility in how we compensate our executive officers that may result in limited deductibility of amounts of compensation from time to time.

Relation of Compensation Policies and Practices to Risk Management

We anticipate that our compensation policies and practices will be designed to provide rewards for short-term and long-term performance, both on an individual basis and at the entity level. In general, optimal financial and operational performance, particularly in a competitive business, requires some degree of risk-taking. Accordingly, the use of compensation as an incentive for performance can foster the potential for management and others to take unnecessary or excessive risks to reach performance thresholds that qualify them for additional compensation, primarily cash bonuses.

From a risk-management perspective, our policy will be to conduct our commercial activities within pre-defined risk parameters that are closely monitored and are structured in a manner intended to control and minimize the potential for unwarranted risk-taking. We also routinely monitor and measure the execution and performance of our projects and acquisitions relative to expectations.

We expect our compensation arrangements to contain a number of design elements that serve to minimize the incentive for taking unwarranted risk to achieve short-term, unsustainable results. Those elements include delaying the rewards and subjecting such rewards to forfeiture for terminations related to violations of our risk management policies and practices or of our code of conduct.

In combination with our risk-management practices, we do not believe that risks arising from our compensation policies and practices for our employees, including our named executive officers, are reasonably likely to have a material adverse effect on us.

Actions Taken After the 2010 Fiscal Year

As noted above, we have entered into an employment agreement with Mr. Moore effective February 1, 2011. Mr. Moore’s employment agreement is substantially similar to the agreement we maintain with Mr. Barrier, and includes base salary, bonus, equity compensation, severance and employee benefit provisions. Because we anticipated that Mr. Moore’s contribution to our initial public offering and assistance managing our legal and business concerns following the public offering would be substantial, we concluded that it was appropriate to formalize his employment relationship with us, and to provide him with a compensation package that is comparable to the compensation packages received by other members of our senior management team.

In February 2011, our board of directors concluded that the overall compensation package of certain of our employees, including Mr. Winstead and Mr. Foret, relative to our other named executive officers, was insufficient to meet our objective to retain talented executive personnel by providing both short-term and long-term incentive compensation. As a result, we awarded stock options to these employees under the 2010 Plan. We granted      options to Mr. Winstead and     options to Mr. Foret. The amount of each grant was determined by our board of directors based on each executive’s duties and responsibilities and each executive’s contribution to our overall performance in 2010. All of the February 2011 stock option awards to employees (i) have an exercise price equal to the fair market value of our shares on the date of grant, (ii) vest equally on each of the first, second, and third anniversaries of the grant date and (iii) expire ten years following the grant date.

Summary Compensation Table

The table below sets forth the annual compensation earned during the 2010 fiscal year by our named executive officers:

				Option	All Other
Name and Principal Position	Year	Salary(1)	Bonus(2)	Awards(3)	Compensation(4)	Total

Joshua E. Comstock.	2010	$	$	$	$	$
Chief Executive Officer, President
and Chairman

Randall C. McMullen, Jr.	2010
Executive Vice President, Chief
Financial Officer

Bretton W. Barrier	2010
Chief Operations Officer

J.P. “Pat” Winstead.	2010
Vice President — Sales and Marketing

John D. Foret.	2010
Vice President — Coiled Tubing

(1)	The amounts in this column reflect the actual base salary paid by us to each of the named executive officers during the 2010 fiscal year. These amounts are calculated based on a base salary of ; ; ; ; and from January 1, 2010 through December 22, 2010 and a base salary of ; ; ; ; and from December 23, 2010 through December 31, 2010 for Messrs Comstock, McMullen, Barrier, Winstead and Foret, respectively.

(2)	The bonus amounts disclosed in this column reflect amounts earned for the 2010 fiscal year but which were paid during the 2011 year. The bonus amount for Mr. Comstock reflects the bonus provided for within his employment agreement; amounts for Mr. McMullen include $ provided for within his employment agreement and a transactional bonus of $ ; amounts for Mr. Barrier include $ with respect to his discretionary bonus and a transactional bonus of $ ; amounts for Mr. Winstead include $ with respect to his discretionary bonus and $ with respect to his transactional bonus; and amounts for Mr. Foret include $ with respect to his discretionary bonus and $ with respect to his transactional bonus.

(3)	The amounts in these columns represent the grant date fair value of each stock option award granted under our 2010 Plan, computed in accordance with FASB ASC Topic 718.

(4)	Amounts in this column for Mr. Comstock consist of $ associated with the business use of his personal aircraft (which represents the reimbursement cost), $ for the match we provided under our 401(k) Plan, and $ for the use of a company-owned vehicle or an automobile allowance and associated automobile insurance costs. Amounts for the remaining executives reflect the same $ with respect to an automobile allowance and associated automobile insurance costs, with the remainder of amounts for

Messrs. McMullen, Winstead and Foret reflecting amounts we provided to the executives as a match under our 401(k) Plan.

Grants of Plan-Based Awards for the 2010 Fiscal Year

		Option		Grant
		Awards:	Exercise	Date Fair
		Number of	or Base	Value of
		Securities	Price of	Stock and
	Grant	Underlying	Option	Option
Name	Date	Options	Awards(1)	Awards

Joshua E. Comstock	12/23/2010		$	$
Randall C. McMullen, Jr.	12/23/2010		$	$
Bretton W. Barrier	12/23/2010		$	$
Pat Winstead	N/A	N/A	N/A	N/A
John D. Foret	N/A	N/A	N/A	N/A

(1)	The exercise price for the stock options granted December 23, 2010 was based upon the per share offering price that we used for our common stock offering in December 2010.

The stock option awards that were granted to Messrs. Comstock, McMullen and Barrier from our 2010 Plan on December 23, 2010 are governed by individual stock option agreements. Each of the awards were granted with a ten-year expiration date, measured from the grant date for the awards. The stock options are subject to forfeiture prior to vesting, which will occur in three equal installments on each of the yearly anniversaries of the grant date. Vesting for the options will accelerate upon certain terminations of employment, however, as described in greater detail below in the “— Potential Payments Upon Termination or Change in Control.”

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table provides information on the current stock option and stock award holdings by the named executive officers. This table includes unexercised options. The vesting dates for each award are shown in the accompanying footnotes. The market value of the stock awards is based on the fair market value of our common stock as of December 31, 2010, which was determined to be $10.00 based on the $10.00 per share offering price in the December 23, 2010 common stock offering. There were no other outstanding equity awards as of December 31, 2010 other than options.

Option Awards
Number of
Securities
Underlying
	Unexercised	Option	Option
	Options	Exercise	Expiration
Name	Unexercisable(1)	Price	Date

Joshua E. Comstock.		$
Randall C. McMullen, Jr.
Bretton W. Barrier.
J.P. “Pat” Winstead.
John D. Foret

(1)	Each of the stock options reflected in this column were granted on December 23, 2010, and will vest in equal installments on each of December 23, 2011; December 23, 2012; and December 23, 2013.

Option Exercises and Stock Vested in the 2010 Fiscal Year

None of our named executive officers exercised a stock option award in 2010. 58,500 shares granted to our named executive officers under the 2006 Plan vested during 2010.

Pension Benefits

While we provide our employees with the 401(k) Plan, we do not currently maintain a defined benefit pension plan. Please read “— Components of Executive Compensation — Other Benefits” beginning on page 64 of this prospectus.

Nonqualified Deferred Compensation

We do not provide a nonqualified deferred compensation plan for our employees at this time.

Stock Option Plans and Agreements

The stock option agreements for the 2010 Plan grants to our named executive officers (which are the only unvested stock options outstanding for such officers as of the end of 2010) state that if any of the executives cease to provide services to us (other than because of their death or disability), then their options that were previously vested but unexercised will terminate at the end of the 90th day following the date of their termination of service. Further, if any of our named executive officers experiences a termination of employment (i) by us without cause, (ii) because we decide not to renew the executive’s employment agreement, or (iii) by the executive for good reason, then any unvested options awarded to that executive under the 2010 Plan will immediately become fully vested and exercisable. If a named executive officer experiences a termination of employment other than of a type described in (i), (ii), or (iii) of the immediately preceding sentence, then upon such a termination all unvested options will be forfeited. Finally, the stock option agreements provide that if a named executive officer’s employment is terminated by us for cause then all options granted to them under the 2010 Plan are forfeited upon the effective date of such termination.

Potential Payments Upon Termination or Change in Control

The employment agreements between us and Messrs. Comstock, McMullen and Barrier contain certain severance provisions. We believe that severance provisions should be included in employment agreements as a means of attracting and retaining executives and to provide replacement income if their employment is terminated because of a termination that may be beyond the executive’s control, except in certain circumstances such as when there is cause.

If we terminate Messrs. Comstock, McMullen or Barrier’s employment for cause, or if such an executive resigns without good reason, then that executive will be paid (i) (A) that executive’s base salary earned through the date of termination and (B) any accrued but unpaid vacation pay due to the executive ((A) and (B) together, the accrued obligations) and (ii) unreimbursed expenses.

If Messrs. Comstock, McMullen or Barrier’s employment is terminated by the executive for good reason or by us other than for cause, because of death or disability, or because we choose not to renew the executive’s employment agreement (in each case, other than during a change in control period), then the named executive officer will be entitled to receive: (i) payment of the accrued obligations and any unreimbursed expenses, (ii) any unpaid bonuses owed to the executive for a completed calendar year that have yet to be paid, (iii) if the executive’s termination is after June 30, then a pro-rata payment of his annual bonus for the year of his termination (but no longer than two years from the date of termination), (iv) immediate vesting of all unvested stock options awarded to the executive under any plan, (v) salary continuation severance payments based on the executive’s base salary in effect on the date of termination continuing for the longer of (A) the remainder of the term of the executive’s employment agreement and (B) one year from the date of termination, and (vi) a lump-sum payment of an amount equal to all Consolidated Omnibus Budget Reconciliation Act, or COBRA, premiums that would be payable during the period described in (v). Notwithstanding (v) in the prior sentence, if the termination occurs because we choose not to renew the executive’s employment agreement then the period in (v) shall instead be twelve (12) months if the term of the employment agreement ends on the third anniversary of the effective date of the employment agreement, six (6) months if the term of the agreement ends on the fourth anniversary of the effective date of the employment agreement, and three (3) months (or such longer time as may be provided under our severance policies generally) if the term of the employment agreement ends on or after the fifth anniversary of the effective date of the employment agreement. Our obligation to pay the executive items (iii) through (vi) of this paragraph is subject to the executive’s execution of a release of claims against us within 50 days after the date of his termination of employment.

If a named executive officer’s employment is terminated by reason of death or disability, the employment agreements provide that the executive will be entitled to: (i) payment of the Accrued Obligations, (ii) payment of any unreimbursed expenses, (iii) any unpaid bonuses owed to the executive for a completed calendar year that have yet to be paid, (iv) if the executive’s termination is after June 30, then a pro-rata payment of his annual bonus for the year of his termination, and (v) the payment of any and all benefit obligations due to the named executive officer or his estate (as the case may be) available in which the executive participated.

If, during the two years following a change in control (as defined in the named executive officers’ employment agreements), we terminate a named executive officer’s employment without cause, such executive resigns for good reason, or we choose not to renew the executive’s employment agreement, then the named executive officer will be entitled to receive: (i) payment of the Accrued Obligations and any unreimbursed expenses, (ii) any unpaid bonuses owed to the executive for a completed calendar year that have yet to be paid, (iii) if the executive’s termination is after June 30, then a pro-rata payment of his annual bonus for the year of his termination, (iv) immediate vesting of all unvested stock options awarded to the executive under any plan, (v) salary continuation severance payments based on the executive’s base salary in effect on the date of termination continuing for the longer of (A) the remainder of the term of the executive’s employment agreement and (B) two years from the date of termination, and (vi) a lump-sum payment of an amount equal to all COBRA premiums that would be payable during the period described in (v). Our obligation to pay the executive items (iii) through (vi) of this paragraph is subject to the executive’s execution of a release of claims against us within 50 days after the date of his termination of employment.

If any portion of the payments under this agreement, or under other agreements with the named executive officers, would constitute “excess parachute payments” and would result in the imposition of an excise tax on the executive, then the payments made to the named executive officer will either be (i) delivered in full, or (ii) reduced in accordance with the executive’s employment agreement until no portion of the payments are subject to an excise tax, whichever results in the receipt by the named executive officer of the greatest benefit on an after-tax basis.

All payments of the accrued obligations and unreimbursed expenses would be paid to the named executive officer within thirty (30) days after the date of the executive’s termination of employment. So long as (i) the named executive officer signs a release on or before the 50thday following the executive’s termination of employment and (ii) the executive complies with the confidentiality, noncompetition, non-disclosure, and non-solicitation provisions of the executive’s employment agreement, all salary continuation payments will begin, and all lump-sum COBRA payments will be made, on the 60th day following the executive’s termination of employment. In general, breach by a named executive officer of the confidentiality, noncompetition, non-disclosure, and non-solicitation provisions of the executive’s employment agreement may result in (A) the termination of severance payments to the executive at the board’s discretion and (B) if a court finds that the executive has breached the employment agreement in this way, the repayment by the executive of all severance payments previously made.

All payments of deferred compensation paid upon a termination of employment will be paid on the second day following the sixth month after the named executive’s termination of employment if so required by Section 409A of the Code.

We do not currently maintain any employment agreements or severance agreements with Messrs. Foret or Winstead that would provide them with severance or termination benefits.

The following table quantifies the amounts that each of our named executive officers could be expected to receive upon a termination or a change in control, assuming that such an event occurred on December 31, 2010. Such amounts can not be determined with any certainty outside of the occurrence of an actual termination or change in control event, and we have assumed that our common stock’s fair market value of $10.00 per share on December 31, 2010 would be the value of any accelerated equity upon such a hypothetical termination or change in control event. Due to the fact that the exercise price of the outstanding 2010 Plan stock option awards held by Messrs. Comstock, McMullen and Barrier as of December 31, 2010 and the fair market value of our common stock on December 31, 2010 was the same, there is no value associated with the acceleration of equity awards to report in the table below. We have also assumed for purposes of the table below that all accrued obligations and other similar expenses were paid current as of December 31, 2010. Any actual payments that may be made pursuant to the agreements described above are dependent on various factors, which may or may not exist at the time a change in control actually occurs and/or the named executive officer is actually terminated. Therefore, such amounts and disclosures should be considered “forward-looking statements.”

	Without Cause or		Without Cause or
	Good Reason		Good Reason
	Termination		Termination,
	or Non-Renewal	Termination	or Non-Renewal
	outside of	Due to	in connection with
	a Change	Death or	Change in
Name and Principal Position	in Control(1)	Disability	Control

Joshua E. Comstock.	$	$	$
Salary and Bonus
Accelerated Equity
Continued Medical
Total
Randall C. McMullen, Jr.
Salary and Bonus
Accelerated Equity
Continued Medical
Total
Bretton W. Barrier.
Salary and Bonus
Accelerated Equity
Continued Medical
Total

(1)	Amounts reflected in the “Salary and Bonus” line of this column were calculated by using the base salary of each executive officer on December 31, 2010, and the full amount of the bonus that each of the executives received for the 2010 year due to the fact that a termination on the last day of the year would not have resulted in a pro-rata bonus but rather a bonus for the entire 2010 year. However, the salary continuation amounts that are shown above are applicable only to a termination by us without cause, or for a termination by the executive for good reason; in the event that we did not renew the executive’s employment agreement outside of a change in control protection period, the amounts in the “Salary and Bonus” line of this column would instead be lowered to the following amounts: $ for Mr. Comstock, $ for Mr. McMullen and $ for Mr. Barrier.

Director Compensation

Our directors did not receive compensation for their service on our board during the year ended December 31, 2010.

Beginning on February 3, 2011, the individuals that serve on our board of directors that are not also employees will receive compensation for services they provide to us. The employee-directors, Messrs. Comstock and McMullen, will not receive additional compensation for their services as directors. All compensation that Messrs. Comstock and McMullen received for their services to us during 2010 as employees has been described in the Compensation Discussion and Analysis and disclosed in the Summary Compensation Table above.

The remaining non-employee directors will be compensated for their service on the board of directors with an annual fee of $35,000, a fee of $2,000 per board meeting attended in person or telephonically, as well as a $1,000 meeting fee for personal or telephonic attendance at committee meetings for any committee on which that director serves.

Non-employee directors will also receive compensation for serving as the chairman of certain committees. Our Audit Committee chairman will receive an annual fee of $15,000, while our Nominating and Governance Committee chairman and our Compensation Committee chairman will each be eligible to receive a $10,000 fee. Currently, Mr. Roemer serves as the chairman of our Audit Committee, Mr. Benson serves as the chairman of our Nominating and Governance Committee, and Mr. Wommack serves as the chairman of our Compensation Committee.

Equity awards in the form of stock options will also be granted to our non-employee directors on an annual basis. The value of the annual equity award will be approximately $25,000 on the grant date, based on a Black-Scholes valuation model. As of December 31, 2010, our directors did not hold any outstanding equity awards.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the beneficial ownership of our common stock by (a) 5% stockholders, (b) other selling stockholders, (c) current directors, (d) executive officers, and (e) executive officers and directors as a group, as of May 12, 2011. All information with respect to beneficial ownership has been furnished by the respective selling stockholders, directors, officers or 5% or more stockholders, as the case may be. This table does not reflect information as to persons or entities who may become 5% stockholders as a result of purchasing shares of common stock in this offering. Unless otherwise indicated in the footnotes to this table, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Other than as specifically noted below, the mailing address for each executive officer and director is in care of C&J Energy Services, Inc., 10375 Richmond Avenue, Suite 2000, Houston, Texas 77042. The percentages of ownership are based on 47,499,074 shares of common stock outstanding as of May 12, 2011.

		Percent of
	Amount and	Common
	Nature or	Stock
	Beneficial	Beneficially
Name of Beneficial Owner	Ownership	Owned(1)

5% Stockholders:
StepStone Capital Partners II Onshore, L.P.(2)	1,038,462	2.2%
StepStone Capital Partners II Cayman Holdings, L.P.(3)	1,301,233	2.7
2006 Co-Investment Portfolio, L.P.(4)	2,047,787	4.3
Citigroup Capital Partners II Employee Master Fund, L.P.(5)	2,300,241	4.8
Energy Spectrum Partners IV LP(6)	7,720,501	16.3
Passport Capital, LLC(7)	3,130,000	6.6
MSD Energy Partners, L.P.(8)	2,500,000	5.3
Scopia Management, Inc.(9)	2,500,000	5.30
Directors and Executive Officers:
Joshua E. Comstock(10)	4,038,500	8.4
Randall C. McMullen, Jr.	493,500	1.1
John D. Foret	287,000	*
Bretton W. Barrier	166,600	*
Brandon D. Simmons	255,500	*
William D. Driver	122,500	*
J. P. “Pat” Winstead	112,000	*
Theodore R. Moore	—	—
Darren M. Friedman	—	—
James P. Benson(11)	7,720,501	16.3
Michael Roemer	—	—
H. H. Wommack, III	—	—
C. James Stewart III	—	—
Executive Officers and Directors as a Group (13 persons)	13,196,101	27.0

*	Less than 1%.

(1)	For each stockholder, this percentage is determined by assuming the named stockholder exercises all options which the stockholder has the right to acquire within 60 days of May 12, 2011, but that no other person exercises any options.

(2)	The address of StepStone Capital Partners II Onshore, L.P. is c/o StepStone Group LLC, 4350 La Jolla Village Drive, Suite 800, San Diego, CA 92122. StepStone Co-Investment Funds GP,

LLC, which is a wholly owned subsidiary of StepStone Group LLC, is the general partner of StepStone Capital Partners II Onshore, L.P., and each may be considered a beneficial owner, with shared voting and dispositive power of 1,038,462 shares. StepStone Group LLC is the investment advisor to StepStone Capital Partners II Onshore, L.P.

(3)	The address of StepStone Capital Partners II Cayman Holdings, L.P. is 4350 La Jolla Village Drive, Suite 800, San Diego, CA 92122. StepStone Co-Investment Funds GP, LLC, which is a wholly owned subsidiary of StepStone Group LLC, is the general partner of StepStone Capital Partners II Cayman Holdings, L.P., and each may be considered a beneficial owner, with shared voting and dispositive power of 1,301,233 shares. StepStone Group LLC is the investment advisor to StepStone Capital Partners II Cayman Holdings, L.P.

(4)	The address of 2006 Co-Investment Portfolio, L.P. is 4350 La Jolla Village Drive, Suite 800, San Diego, CA 92122. StepStone Co-Investment Funds GP, LLC, which is a wholly owned subsidiary of StepStone Group LLC, is the general partner of 2006 Co-Investment Portfolio, L.P., and each may be considered a beneficial owner, with shared voting and dispositive power of 2,047,787 shares. StepStone Group LLC is the investment advisor to 2006 Co-Investment Portfolio, L.P.

(5)	The address of Citigroup Capital Partners II Employee Master Fund, L.P. is 388 Greenwich Street, 21st Floor, New York, NY 10013. A wholly owned subsidiary of Citigroup Inc. is the general partner of Citigroup Private Equity LP, which is the general partner of Citigroup Capital Partners II Employee Master Fund, L.P., and each may be considered a beneficial owner, with shared voting and dispositive power of 2,300,241 shares. Citigroup Alternative Investments LLC is the investment advisor to Citigroup Capital Partners II Employee Master Fund, L.P.

(6)	The address of Energy Spectrum Partners IV LP is 5956 Sherry Lane, Suite 900, Dallas, Texas 75225.

(7)	The address of Passport Capital, LLC is 30 Hotaling Place, Suite 300, San Francisco, CA 94111. The beneficial owners of common shares of Passport Capital, LLC are Blackwell Partners, LLC, or Blackwell, Passport Energy Master Fund SPC Ltd for an on behalf of Portfolio A — Energy Strategy, or Energy, Passport Global Master Fund for and on behalf of Portfolio A — global strategy, or Global, and Passport Special Opportunities Master Fund, LP, or Special Ops. Passport Plus, LLC, or Plus, serves as general partner to Special Ops. Passport Capital, LLC serves as investment manager to Blackwell, Energy, Global and Special Ops and as sole managing member to Plus. John H. Burbank III, or Burbank, serves as sole managing member of Passport. As a result, each of Passport, Plus, and Burbank may be considered to share voting and dispositive power of the 3,130,000 shares beneficially owned by Blackwell, Energy, Global and Special Ops.

(8)	The address of MSD Energy Partners, L.P. or, MSD Energy Partners, is c/o MSDC Management, L.P., 645 Fifth Avenue, 21st Floor, New York, NY 10022. MSDC Management, L.P. is the investment manager of MSD Energy Partners and may be deemed to have or share voting and/or dispositive power over, and/or beneficially own, the 2,500,000 common shares held by MSD Energy Partners. Each of Glenn R. Fuhrman, John C. Phelan, Marc R. Lisker and Marcello Liguori is a managing director of MSDC Management, L.P. and may be deemed to have or share voting and/or dispositive power over, and/or beneficially own, the 2,500,000 common shares beneficially owned by MSDC Management, L.P. Each of Mr. Fuhrman, Mr. Phelan, Mr. Lisker and Mr. Liguori disclaim beneficial ownership of such common shares, except to the extent of the pecuniary interest of such person in such shares.

(9)	The address of Scopia Management, Inc. is 152 West 57th Street, 33rd Floor, New York, NY 10019. The beneficial owners of common shares of Scopia Management, Inc. are Scopia PX, LLC, or Scopia PX, Scopia PX International Limited (or Scopia PX International), Scopia International Limited, or Scopia International, Windermere JUP FD US FOC Pool, or Windermere, and Highmark Ltd Seq Acct US EQ1, or Highmark. Scopia Management, Inc. is the investment manager of Scopia PX, and in such capacity may be deemed to have shared voting and dispositive power over the 670,306 common shares owned by Scopia PX. Scopia Management, Inc. is the investment manager of Scopia PX International, and in such capacity may be deemed to have shared voting and dispositive power over the 1,361,705 common shares owned by Scopia PX International. Scopia Management, Inc. is the investment manager of Scopia International, and in such capacity may be deemed to have shared voting and dispositive power over the 318,215 common shares owned by Scopia International. Scopia Management, Inc. is the investment manager of Windermere, and in such capacity may be deemed to have shared voting and dispositive power over the 16,857 common shares owned by Windermere. Scopia Management, Inc. is the investment manager of Highmark, and in such capacity may be deemed to have shared voting and dispositive power over the 132,917 common shares owned by Highmark.

(10)	Included in the shares indicated as being beneficially owned by Mr. Comstock are 1,508,500 shares owned by a trust for the benefit of Mr. Comstock, 966,000 shares owned by a trust for the benefit of Mrs. Comstock, of which Mr. Comstock is a co-trustee of and has shared voting power of and of which he may be deemed to be the beneficial owner, and 150,000 shares owned by JRC Investments, LLC, of which Mr. Comstock has sole voting power of and of which he may be deemed to be the beneficial owner in his capacity as the sole member of JRC Investments, LLC.

(11)	The 7,720,501 shares indicated as being beneficially owned by Mr. Benson are owned directly by Energy Spectrum Partners IV LP. Mr. Benson serves as a Managing Partner of Energy Spectrum Partners IV LP. As such, Mr. Benson may be deemed to have beneficial ownership of such shares owned by Energy Spectrum Partners IV LP. Mr. Benson disclaims beneficial ownership of such shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Private Equity Investments

On October 16, 2006, we, Energy Spectrum Partners IV LP, Citigroup Capital Partners II 2006 Citigroup Investment, L.P., or CCP II 2006, Citigroup Capital Partners II Onshore, L.P., or CCP II Onshore, Citigroup Capital Partners II Cayman Holdings, L.P., or CCP II Cayman, and Citigroup Capital Partners II Employee Master Fund, L.P., or CCP II Employee, and with CCP II 2006, CCP II Onshore and CCP II Cayman, CCP II, entered into a Contribution Agreement, or the Contribution Agreement. Pursuant to the Contribution Agreement, Energy Spectrum Partners IV LP and CCP II each acquired 2,500,000 shares of our common stock for $25.0 million. In connection with the Contribution Agreement, we, Energy Spectrum Partners IV LP, CCP II and certain of our other stockholders entered into a Shareholders’ Agreement dated October 16, 2006, which we refer to herein as the 2006 Shareholders Agreement.

On October 7, 2007, C&J Energy Services, Inc., Energy Spectrum Partners IV LP, CCP II and certain of our other stockholders named therein entered into a Share Purchase Agreement, or the Share Purchase Agreement. Pursuant to the Share Purchase Agreement, Energy Spectrum Partners IV LP and CCP II each purchased 500,000 shares of our common stock for an aggregate $10.0 million. Energy Spectrum Partners IV LP and CCP II were granted the right to purchase such shares pursuant to their preemptive rights set forth in the 2006 Shareholders’ Agreement.

On September 30, 2010, StepStone Group LLC became the investment adviser to, and an affiliate of StepStone Group LLC became the general partner of, CCP II 2006, CCP II Onshore and CCP II Cayman. In connection with the transaction, CCP II 2006 was renamed 2006 Co-Investment Portfolio, L.P., CCP II Onshore was renamed StepStone Capital Partners II Onshore, L.P. and CCP II Cayman was renamed StepStone Capital Partners II Cayman Holdings, L.P.

Amended and Restated Stockholders’ Agreement

In December 2010, the Sponsors, we and certain of our other stockholders entered into an Amended and Restated Stockholders’ Agreement, which was amended on May 12, 2011, as amended, the Amended and Restated Stockholders’ Agreement. The following members of our management are a party to the Amended and Restated Stockholders’ Agreement: Joshua E. Comstock, John D. Foret, Aaron Larson, Randall C. McMullen, Jr., James Moore, Brandon D. Simmons, Michael Thorn, Bretton W. Barrier and J.P. “Pat” Winstead. The Amended and Restated Stockholders’ Agreement amends and restates that certain Shareholders’ Agreement, dated October 16, 2006, between Energy Spectrum Capital IV LP, CCP II and certain of our stockholders, which we refer to herein as the 2006 Shareholders’ Agreement. The following summary of the Amended and Restated Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the provisions of the Amended and Restated Stockholders’ Agreement, which along with its amendment, are filed as exhibits to the registration statement of which this prospectus is a part.

Management Rights.  As long as Energy Spectrum owns 10% or more of our outstanding common stock then entitled to vote, we have agreed to take all action within our power required to cause the board of directors at all times to include at least one member designated by Energy Spectrum. As long as Citigroup/StepStone collectively own 10% or more of our outstanding common stock then entitled to vote, we have agreed to take all action within our power required to cause the board of directors at all times to include at least one member designated by Citigroup/StepStone.

Demand Registration Rights.  Under the Amended and Restated Stockholders’ Agreement, from and after the earlier of (i) 180 days following a qualified public offering or (ii) the effective date of the shelf registration statement relating to the common stock sold in the 2010 Private Placement, each of Energy Spectrum and Citigroup/StepStone, assuming such Sponsor holds at least 5% of our fully diluted common stock have the right to demand on three occasions, and non-Sponsor stockholders, assuming all non-Sponsor stockholders collectively hold at least 5% of our fully diluted common stock have the right to demand on two occasions, that we effect a registration under the Securities Act for the sale of all or part of their registrable securities so long as the registrable securities proposed to be sold on an individual registration statement have an aggregate gross offering price of at least $20 million, unless we otherwise agree to a lesser amount, which we refer to herein as a Demand Registration. Holders of registrable securities may not require us to effect more than one Demand Registration in any six-month period. After such time that we become eligible to use Form S-3 (or a comparable form) for the registration under the Securities Act of any of its securities, any demand request by a Sponsor with a reasonably anticipated aggregate offering price of $50 million may be for a “shelf” registration statement pursuant to Rule 415 under the Securities Act.

Piggyback Registration Rights.  If we propose to file a registration statement under the Securities Act relating to an offering of our common stock, such as the registration statement of which this prospectus is a part, subject to certain exceptions, upon the written request of holders of registrable securities, we will use our commercially reasonable efforts to include in such registration, and any related underwriting, all of the Sponsor and non-Sponsor stockholders’ registrable securities included in such requests, subject to customary cutback provisions.

Certain of the selling stockholders are participating in this offering pursuant to piggyback rights under the Amended and Restated Stockholders’ Agreement.

Registration Procedures and Expenses.  The Amended and Restated Stockholders’ Agreement contains customary procedures relating to underwritten offerings and the filing of registration statements. We have agreed to pay all registration expenses incurred in connection with any registration, including all registration and filings fees, printing expenses, accounting fees, our legal fees, reasonable fees of one counsel to the holders of registrable securities, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration. All underwriting discounts and selling commissions and stock transfer taxes applicable to securities registered by holders and fees of counsel to any such holder (other than as described above) will be payable by holders of registrable securities.

The proceeding summary of the Amended and Restated Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by the provisions of the Amended and Restated Stockholders’ Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Warrants

The fluctuations in our operating results during 2009 led to entry into negotiations with Guggenheim Corporate Funding LLC, or Guggenheim, the administrative agent under our subordinated term loan facility, and certain lenders in order to extend the maturity date and amend certain payment terms and covenants contained in the previously existing Guggenheim Term Loan Agreement to avoid potential payment and covenant defaults. In connection with such negotiations, we obtained a waiver from such parties and issued the warrants described below and certain promissory notes. Please read “— Promissory Notes” beginning on page 78 of this prospectus for additional information on the promissory notes issued in connection with the Guggenheim Term Loan Agreement waiver.

On June 22, 2010, Sands Point Funding Ltd., Copper River CLO Ltd., Kennecott Funding Ltd., Midland National Life Insurance Company and North American Life Insurance Company for Life and Health Care Insurance, collectively, the Holders, us and Guggenheim, as administrative agent, entered into an Amended and Restated Warrant Agreement, or the Warrant Agreement. The Warrant Agreement was entered into in connection with the assignment and amendment of the Amended and Restated Term Loan Agreement, dated September 30, 2009 between C&J Spec-Rent Services, Inc., Guggenheim Corporate Funding, LLC and the lenders a party thereto, or the Guggenheim Term Loan Agreement. Pursuant to the terms of the Warrant Agreement, we issued warrants to the Holders.

We, the Holders and Guggenheim entered into a Warrant Exercise and Termination Agreement, dated as of November 21, 2010, pursuant to which the Holders exercised their warrants concurrent with the closing of the 2010 Private Placement. In addition, pursuant to the agreement, the Holders sold and we bought shares of our common stock issued in connection with the exercise of the warrants concurrent with the closing of the 2010 Private Placement, at which point the Holders no longer held any of our warrants or shares of our commons stock.

2010 Private Placement

Mr. Comstock, as the sole member of JRC Investments, LLC, a Delaware limited liability company which we refer to herein as JRC Investments, agreed to purchase 150,000 shares of common stock in the 2010 Private Placement, which were issued in the name of JRC Investments and funded with the proceeds of a loan from FBR Capital Markets LT, Inc., an affiliate of FBR Capital Markets & Co. The shares were purchased at the offering price of $10.00 per share, the same price paid by all investors participating in the 2010 Private Placement.

One-Time 2010 Bonuses

In connection with the closing of the 2010 Private Placement, Energy Spectrum, Citigroup/StepStone and entities affiliated with Guggenheim paid an aggregate $      million to certain members of our management team, excluding Mr. Comstock, for their extraordinary efforts. Such amount was paid by such stockholders on a pro rata basis based on the number of shares held by each such stockholder that were redeemed by us in the 2010 Private Placement.

Acquisition of Total

We purchase a significant portion of machinery and equipment from Total. On April 28, 2011, we acquired Total for approximately $21.6 million in cash. In connection with the acquisition, we also repaid in full $10.0 million of indebtedness outstanding under Total’s credit facilities, which increased the aggregate cost of the transaction to $31.6 million. Our Chief Executive Officer, Joshua E. Comstock, owned 12% of Total’s outstanding equity and served on its board of directors until March 2011.

Supplier Agreements

For the years ended December 31, 2010, 2009 and 2008, fixed asset purchases from Total were $22.2 million, $1.5 million and $8.7 million, respectively, and $17.9 million for the three months ended March 31, 2011. Deposits with Total on equipment to be purchased at December 31, 2010, 2009 and 2008 were $4.2 million, $0, and $94,500, respectively, and $2.4 million for the three months ended March 31, 2011. Amounts payable to Total at December 31, 2010, 2009 and 2008 were $73,783, $293,083 and $59,484, respectively, and $2.1 million for the three months ended March 31, 2011 and were included in accounts payable. As of March 31, 2011, we had $22.3 million in purchase commitments for Total.

HKW Capital Partners, II, L.P., or HKW, owned a controlling interest in Total. Mr. Comstock is a limited partner in an HKW-related party, HKW Capital Partners III, L.P., or HKW III. Mr. Comstock committed $2.0 million to HKW III. From March 2007 through the closing date, Total paid management fees to HKW in the amount of $180,000 per year. Additionally, Total has built and sold coiled tubing and hydraulic fracturing equipment to us during such period.

Mr. Comstock is a co-investor in FURminator, Inc., a portfolio company of HKW III, through his ownership of 500,000 shares of its common stock. Mr. Roemer, an HKW officer, is a member of our board.

We have purchased controls and instrumentation equipment from Supreme Electrical Services, Inc., or Supreme, in an aggregate amount of approximately $1.0 million over the last year. Supreme is wholly owned by Stewart & Sons Holding Co., which in turn is wholly owned by C. James Stewart, III. Mr. Stewart is a member of our board. We plan to continue our purchasing relationship with Supreme for the foreseeable future.

Promissory Notes

In October and December 2009, we issued an aggregate of approximately $1.8 million of subordinated promissory notes to affiliates of Citi Private Equity and Northern Trust, N.A., whose notes were secured by affiliates of Energy Spectrum, and an aggregate $182,000 of subordinated promissory notes to Mr. Comstock. The subordinated promissory notes were due on October 1, 2014 and interest on the notes was payable quarterly, at a rate of prime plus 0.50%. On October 28, 2010, we repaid all outstanding amounts with cash on hand, consisting of $2.1 million of principal and accrued interest under these promissory notes in connection with the amendment of our credit facilities.

Registration Rights Agreement

In connection with the 2010 Private Placement, we entered into a Registration Rights Agreement with purchasers in the private placement. Please read “Shares Eligible for Future Sale — Registration Rights” beginning on page 86 of this prospectus for additional information on the terms of the Registration Rights Agreement.

Policies and Procedures

We review all relationships and transactions in which we, our control persons and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Pursuant to the Related Persons Transactions Policy we intend to adopt prior to the closing of this offering, our General Counsel will be primarily responsible for developing and implementing procedures and controls to obtain information from the directors and executive officers with respect to related person transactions and for subsequently determining, based on the facts and circumstances disclosed to them, whether we or a related person has a direct or indirect material interest in the transaction.

We will adopt a Code of Business Conduct and Ethics prior to the closing of this offering, which will discourage all conflicts of interest and provide guidance with respect to conflicts of interest. Under the planned Code of Business Conduct and Ethics, conflicts of interest will occur when private or family interests interfere in any way, or even appear to interfere, with our interests. Our restrictions on conflicts of interest under the Code of Business Conduct and Ethics will include related person transactions.

Prior to the closing of this offering, we will have multiple processes for reporting conflicts of interests, including related person transactions. Under our planned Code of Business Conduct and Ethics, all employees will be required to report any actual or apparent conflicts of interest, or potential conflicts of interest, to their supervisors and all related person transactions involving our regional or market executives must be communicated in writing as part of their quarterly representation letter. This information will then reviewed by our Audit Committee, our board or our independent registered public accounting firm, as deemed necessary, and discussed with management. Going forward, as part of this review, the following factors will generally be considered:

•	the nature of the related person’s interest in the transaction;

•	material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in the best interest of our company; and

•	any other matters deemed appropriate with respect to the particular transaction.

Ultimately, all such transactions will be required to be approved or ratified by our board in accordance with our planned Related Persons Transactions Policy. Any member of our board who is a related person with respect to a transaction will be recused from the review of the transaction.

In addition, we will annually distribute a questionnaire to our executive officers and members of our board requesting certain information regarding, among other things, their immediate family members, employment and beneficial ownership interests. This information is then reviewed for any conflicts of interest under the planned Code of Business Conduct and Ethics. At the completion of the annual audit, our Audit Committee and our independent registered public accounting firm will review with management, insider and related person transactions and potential conflicts of interest.

Historically, related party transactions were reviewed by our board without any formal policies or procedures being in place. We believe the more detailed process for identifying, reviewing and assessing related party transactions required by our planned Code of Business Conduct and Ethics is a preferable process for dealing with related party transactions as a public company going forward. Because we have not yet adopted our Code of Business Conduct and Ethics, all of the related party transactions described above were approved under our previous practices for assessing related party transactions.

SELLING STOCKHOLDERS

The following table and related footnotes set forth certain information regarding the selling stockholders. The number of shares in the column Number of Shares of Common Stock Offered Hereby represents all of the shares that each selling stockholder is offering under this prospectus. To our knowledge, each of the selling stockholders has sole voting and investment power as to the shares shown, except as disclosed in this prospectus or to the extent this power may be shared with a spouse. Except as noted in this prospectus, none of the selling stockholders is a director, officer or employee of ours or an affiliate of such person.

	Shares Beneficially		Shares	Shares Beneficially
	Owned Prior to		Offered	Owned After
	the Offering		Hereby	the Offering
Selling Stockholder:	Number	Percentage(1)	Number	Number	Percentage(1)

2006 Co-Investment Portfolio, L.P.(2)	2,047,787					%
Adage Capital Partners L.P.(3)	800,000		800,000	800,000	*
Adar Investment Fund LTD(4)	222,936		222,936	222,936	*
Austin I, LLC(5)	500,000		500,000	500,000	*
Binker of 5th Avenue LLC(6)	6,000		6,000	6,000	*
Black Marlin Investments, LLC(7)	250,000		250,000	250,000	*
Bryson, Phillip(8)	70,000		70,000	70,000	*
Calm Waters Partnership(9)	1,400,000		1,400,000	1,400,000	*
Clinton Magnolia Master Fund Ltd.(10)	127,500		77,500	77,500	*
Commonwealth Global Share Fund 12(11)	58,000		58,000	58,000	*
Dell’Isola, Paul(12)	7,500		7,500	7,500	*
Deutsche Bank Securities Inc.(13)	1,932,500		1,932,500	1,932,500	*
Dow Employees’ Pension Plan(14)	88,000		88,000	88,000	*
Emerson, J. Steven(15)	40,000		40,000	40,000	*
Energy Spectrum Partners IV LP(16)	7,720,501
Formula Growth Fund(17)	100,000		100,000	100,000	*
Geosphere Directional Master Fund, Ltd.(18)	149,310		149,310	149,310	*
Geosphere Master Fund, Ltd.(19)	450,690		450,690	450,690	*
Goff Family Investments, LP(20)	20,000		20,000	20,000	*
Goff, John C.(21)	165,000		165,000	165,000	*
Hartford Small Company HLS Fund(22)	154,000		154,000	154,000	*
Highline A Master Fund, LLC(23)	57,210		57,210	57,210	*
Highline Capital International, Ltd.(24)	616,710		616,710	616,710	*
Highline Capital Partners, L.P.(25)	46,330		46,330	46,330	*
Highline Capital Partners QP, LP(26)	285,750		285,750	285,750	*
Investor Company ITF Adaly Opportunity Fund(27)	68,000		68,000	68,000	*
Investor Company ITF The Strategic Retirement Fund(28)	27,000		27,000	27,000	*
J. Steven Emerson IRA R/O II(29)	175,000		175,000	175,000	*
J. Steven Emerson ROTH IRA(30)	215,000		215,000	215,000	*
Kulik Partners LP(31)	15,000		15,000	15,000	*
Likewise Family Financial(32)	6,000		6,000	6,000	*
LKCM Investment Partnership, L.P.(33)	100,000		100,000	100,000	*
LKCM Investment Partnership II, L.P.(34)	4,800		4,800	4,800	*
LKCM Long-Short Master Fund, L.P.(35)	4,000		4,000	4,000	*
LKCM Micro-Cap Partnership, L.P.(36)	3,000		3,000	3,000	*

	Shares Beneficially		Shares	Shares Beneficially
	Owned Prior to		Offered	Owned After
	the Offering		Hereby	the Offering
Selling Stockholder:	Number	Percentage(1)	Number	Number	Percentage(1)

LKCM Private Discipline Master Fund, SPC(37)	113,200		113,200	113,200	*
Lockheed Martin Corporation Master Retirement Trust(38)	144,500		144,500	144,500	*
LMA SPC-MAP 77 Segregated Portfolio(39)	111,832		111,832	111,832	*
MSD and SLD Charitable Trusts Investing Partnership(40)	500,000		500,000	500,000	*
MSD Energy Partners, L.P.(41)	2,500,000		2,500,000	2,500,000
Mulholland Fund LP(42)	25,000		25,000	25,000	*
Northwestern Mutual Capital Strategic Equity Fund II, L.P.(43)	235,600		235,600	235,600	*
Oregon Public Employees Retirement Fund(44)	212,000		212,000	212,000	*
PM Manager Fund, SPC-Segregated Portfolio 21(45)	225,232		225,232	225,232	*
Radian Group Inc.(46)	42,000		42,000	42,000	*
RBC Dominion Securities ITF The Strategic Opportunities Master Fund(47)	134,000		134,000	134,000	*
Reiss Capital Management LLC(48)	25,000		25,000	25,000	*
Simmons, Christopher(49)	175,000		131,250	43,750	*
Steelhead Navigator Master, L.P.(50)	1,500,000		1,500,000	1,500,000	*
StepStone Capital Partners II Cayman Holdings, L.P.(51)	1,301,233
StepStone Capital Partners II Onshore, L.P.(52)	1,038,462
Steven Roth(53)	6,000		6,000	6,000	*
Talvest Global Small Cap Fund(54)	5,200		5,200	5,200	*
The Hartford Small Company Fund(55)	78,000		78,000	78,000	*
The Northwestern Mutual Life Insurance Company(56)	1,614,400		1,614,400	1,614,400	*
The Northwestern Mutual Life Insurance Company for its Group Annuity Separate Account(57)	150,000		150,000	150,000	*
The Strategic Investment Fund USA LP(58)	3,900		3,900	3,900	*
Thom, Brian David(59)	5,000		5,000	5,000	*
Union Carbide Employees’ Pension Plan(60)	36,000		36,000	36,000	*
Vantagepoint Discovery Fund(61)	94,000		94,000	94,000	*
Vermeer Investments, LLC(62)	250,000		250,000	250,000	*
Wellington Management Portfolios (Dublin) plc — Global Smaller Companies Equity Portfolio(63)	48,500		48,500	48,500	*

Total	28,507,583

*	Less than 1%.

(1)	For each individual, this percentage is determined by assuming the named stockholder exercises all options which the stockholder has the right to acquire within 60 days of March 25, 2011, but that no other person exercises any options.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of C&J Energy Services, Inc. consists of 100,000,000 shares of common stock, $0.01 par value per share, of which 47,499,074 shares are issued and outstanding, and 20,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are issued and outstanding. Additionally, as of May 12, 2011, 5,746,254 shares of our common stock were issuable upon exercise of outstanding options, 1,949,318 of which were exercisable, and an aggregate of approximately 1,902,953 shares of common stock are reserved and available for future issuance under the 2010 Plan. Currently, none of our common stock is subject to any warrants to purchase nor are there any outstanding securities convertible into our common stock.

The following summary of the capital stock, the amended and restated certificate of incorporation and the amended and restated bylaws of C&J Energy Services, Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock, as such, are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the General Corporation Law of the State of Delaware. Subject to preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock covering up to an aggregate of 20,000,000 shares. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws described below, contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws.  Among other things, our amended and restated certificate of incorporation and/or amended and restated bylaws:

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•	provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock;

•	provide that directors may be removed only for cause and only by the affirmative vote of holders of at least 80% of the voting power of our then outstanding common stock;

•	provide our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock;

•	provide that special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board; and

•	provide that our amended and restated bylaws can be amended or repealed at any regular or special meeting of stockholders or by the board of directors.

Opt-Out of Section 203 of the DGCL.  We have expressly elected not to be governed by the “Business Combination” provisions of Section 203 of the DGCL. At any time after the Sponsors no longer beneficially own at least 25% of the outstanding shares of our common stock, such election shall be automatically withdrawn and we will thereafter be governed by the “Business Combination” provisions of Section 203 of the DGCL. Section 203 prohibits a person who acquires more than 15% but less than 85% of all classes of our outstanding voting stock without the approval of our board from thereafter merging or combining with us for a period of three years, unless such merger or combination is approved by both a two-thirds vote of the shares not owned by such person and our board. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated certificate of incorporation and amended and restated bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our current directors and executive officers and expect to enter into indemnification agreements with each of our future directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements facilitates our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to Citigroup Capital Partners II Employee Master Fund, L.P., certain private funds advised or managed by StepStone Group LLC, Energy Spectrum Partners IV LP or their affiliates or any of their respective officers, directors, agents, shareholders, members, partners, affiliates and subsidiaries (other than us and our subsidiary) or business opportunities that such parties participate in or desire to participate in, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no such person shall be liable to us for breach of any fiduciary or other duty, as a director or officer or controlling stockholder or otherwise, by reason of the fact that such person pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer.

Amended and Restated Stockholders’ Agreement

For a description of the Amended and Restated Stockholders’ Agreement that was entered into in December 2010 and amended on May 12, 2011, please read “Certain Relationships and Related Party Transactions — Amended and Restated Stockholders’ Agreement” beginning on page 75 of this prospectus.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC acts as the transfer agent and registrar for our common stock.

Listing; Public Market

There is no established market for our shares of common stock. We have applied to list on the NYSE under the ticker symbol “CJES,” subject to completion of the offering and compliance with certain conditions. The development and maintenance of a public market for our common stock, having the desirable characteristics of depth, liquidity and orderliness, depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of shares of our common stock at any particular time may be limited, which may have an adverse effect on the price at which shares of our common stock can be sold.

Special Election Meeting

Our amended and restated certificate of incorporation provides that in the event this shelf registration statement we filed on March 30, 2011 has not been declared effective and such shares have not been listed for trading on a national securities exchange 180 days following March 30, 2011, a special meeting of our stockholders will be called to solely consider the removal of each of our then-serving directors and the subsequent election of new directors to fill the then-created vacancies. The removal of any director requires the affirmative vote of a majority of the holders of registrable shares under our Registration Rights Agreement, excluding executive officers. Directors appointed by our Sponsors are not subject to removal at such a special meeting, subject to certain exceptions. The requirement to hold this special meeting may be waived by holders of 2/3 of the registrable securities under our Registration Rights Agreement, excluding executive officers. Please read our amended and restated certificate of incorporation (including portions of the Registration Rights Agreement incorporated by reference therein), which is an exhibit to the registration statement of which this prospectus forms a part.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect prevailing market prices of our common stock from time to time. As described below, an undetermined number of shares will be available for sale shortly after this offering, subject to contractual and legal restrictions on resale. Sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of           shares of common stock. We issued 14,408,224 shares issued to our Sponsors in certain private placements, 5,746,254 options to purchase shares issued to our employees and former employees under compensatory plans or arrangements, 31,914,626 shares purchased by our employees, former employees and family members of employees and 28,768,000 shares issued pursuant to the 2010 Private Placement. The majority of the shares outstanding prior to this offering are subject to the resale limitations of the Registration Rights Agreement as described below under “— Registration Rights.” In addition, shares held by our directors and officers, certain of our principal stockholders and the selling stockholders are subject to the Lock-Up Agreements described below under “— Lock-Up Agreements.” Because each of the securities outstanding prior to this offering were issued and sold in private placements, such shares are eligible for resale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, Rule 701, Regulation S or another exemption from registration under the Securities Act.

As a result of the Lock-Up Agreements and the Registration Rights Agreement, shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market shortly after this offering, assuming registration of such shares under the Securities Act or when permitted under Rule 144, Rule 701, Regulation S or another exemption from registration under the Securities Act, are as follows:

•	shares subject to the Lock-Up Agreements will not be eligible for sale for 180 days from the date of this prospectus, subject to certain exceptions.

•	shares subject to the Registration Rights Agreement will not be eligible for sale for at least 60 days following the closing of this offering, if the owner of such shares elected not to participate in this offering.

Lock-up Agreements

We, all of our directors and officers, the Sponsors and certain other selling stockholders have agreed not to sell or otherwise transfer or dispose of any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions.

Registration Rights

In December 2010, in connection with the closing of the 2010 Private Placement, we entered into a registration rights agreement among us, certain of our stockholders and FBR Capital Markets & Co., or the Registration Rights Agreement. Under the Registration Rights Agreement, we agreed, at our expense, to file with the SEC, in no event later than March 31, 2011, a shelf registration statement registering for resale the 28,768,000 shares of our common stock sold in the 2010 Private Placement plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise, and to cause such registration statement to be declared effective by the SEC as soon as practicable but in any event within 180 days after the initial filing of such registration statement. The registration statement of which this prospectus is a part, is a shelf registration statement required to be filed pursuant to the Registration Rights Agreement.

We are required to use our commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act as soon as practicable after the filing and, subject to certain blackout periods, to continuously maintain the effectiveness of the shelf registration statement under the Securities Act until the first to occur of:

•	the sale of all of the shares of common stock covered by the shelf registration statement in accordance with the intended distribution of such common stock;

•	none of the shares of common stock with rights under the registration rights agreement remain outstanding; or

•	the first anniversary of the initial effective date of the shelf registration statement, subject to certain conditions and extension periods, as applicable.

The preceding summary of certain provisions of the Registration Rights Agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Registration Rights Agreement and you should read this summary together with the complete text of the Registration Rights Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Employees, directors, officers, consultants or advisors who were issued shares in connection with a compensatory stock or option plan or other written compensatory agreement in accordance with Rule 701 before the effective date of the registration statement of which this prospectus is a part are entitled to sell such shares 90 days after the effective date of the registration statement of which this prospectus is a part in reliance on Rule 144 without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Regulation S

Regulation S generally permits offers and sales of securities to non-U.S. persons that occur outside the United States within the meaning of and in accordance with regulation S under the Securities Act. To qualify as a non-U.S. person under Regulation S, the proposed transferee must (a) have his, her or its principal address outside the United States, (b) be located outside the United States at the time any offer to buy the shares was made to the proposed transferee and at the time that the buy order was originated by the proposed transferee, and (c) not be a “U.S. person” (as defined in Rule 902(k) under the Securities Act). In general, the shares we issued in the 2010 Private Placement pursuant to Regulation S will be freely tradable one year from the date on which they were issued.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under the 2010 Plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates, the Registration Rights Agreement restrictions described above or the lock-up restrictions described above.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-UNITED STATES HOLDERS

The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined under the Code) have authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

An individual may generally be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This summary is based upon provisions of the Code, and Treasury regulations, administrative rulings and judicial decisions, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income taxation and does not deal with U.S. federal estate tax laws or foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

•	certain former U.S. citizens or residents;

•	shareholders that hold our common stock as part of a straddle, constructive sale transaction, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	shareholders that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	shareholders that are partnerships or entities treated as partnerships for U.S. federal income tax purposes or other pass-through entities or owners thereof;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	dealers in securities or foreign currencies; and

•	traders in securities that use a mark-to-market method of accounting for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership

(including an entity treated as a partnership for U.S. federal income tax purposes) holding our common stock, you should consult your tax advisor.

Investors considering the purchase of common stock should consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under U.S. estate tax laws and under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Distributions on Common Stock

We do not expect to pay any cash distributions on our common stock in the foreseeable future. However, in the event we do make such cash distributions, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If any such distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Please read “— Gain on Disposition of Common Stock.” Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. withholding tax at a 30% rate, or if an income tax treaty applies, a lower rate specified by the treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide to the withholding agent Internal Revenue Service, or the IRS, Form W-8BEN (or applicable substitute or successor form) properly certifying eligibility for the reduced rate.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty so requires, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (as defined under the Code). In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements (which may generally be met by providing an IRS Form W-8ECI). In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate specified under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States, in which case, the gain will be taxed on a net income basis at the rates and in the manner applicable to United States persons (as defined under the Code), and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements, in which case, the non-U.S. holder will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S. source capital losses; or

•	we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes. If we were to become a USRPHC and our common stock were considered to be “regularly traded on an established securities market” for U.S. federal income tax purposes, the tax relating to stock in a USRPHC generally would not apply to a non-U.S. holder whose actual and constructive stock holdings of our common stock constituted 5% or less of our common stock at all times during the applicable period described in the third bullet point above.

Information Reporting and Backup Withholding Tax

Dividends paid to you will generally be subject to information reporting and may be subject to U.S. backup withholding. You will be exempt from backup withholding if you properly provide a Form W-8BEN certifying under penalties of perjury that you are a non-U.S. holder or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder, or you otherwise establish an exemption. Copies of the information returns reporting such dividends and the tax withheld with respect to such dividends also may be made available to the tax authorities in the country in which you reside.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you receive payments of the proceeds of a disposition of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless you properly provide an IRS Form W-8BEN certifying under penalties of perjury that you are a non-U.S. person (and the payor does not have actual knowledge or reason to know that you are a United States person, as defined under the Code) or you otherwise establish an exemption. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will generally apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that has certain relationships with the United States unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. You may obtain a refund or credit of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under recently-enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale or other disposition of our common stock paid after December 31, 2012 to (i) a foreign financial institution (as specifically defined under those rules) unless such foreign financial institution agrees to verify, report and disclose its U.S. account holders and meets certain other requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other requirements.

THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL, ESTATE OR FOREIGN TAX LAWS AND TAX TREATIES.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares or interests in the shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. Once our common stock listed on the NYSE and an active market for our common stock develops, the selling stockholders may sell their shares of common stock from time to time at the prevailing market price or in privately negotiated transactions.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of our shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our shares or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholders may also sell shares short and deliver these securities to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the shares offered by them will be the purchase price of the shares less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The maximum commission or discount to be received by any FINRA member or independent broker-dealer will not be greater than eight percent for the sale of any shares or interests therein being registered pursuant to SEC Rule 415.

The broker-dealers or agents that participate in the sale of the shares or interests therein and the selling stockholders who are affiliates of broker-dealers may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We know of no existing arrangements between any of the selling stockholders and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. Please read “Selling Stockholders” for description of any material relationship that a stockholder has with us and the description of such relationship.

In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements of C&J Energy Services, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010 included in this prospectus have been audited by UHY LLP, or UHY, independent registered public accounting firm, as stated in their report appearing herein, and are included herein in reliance on the authority of that firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

Our financial statements for the years ended December 31, 2008 and 2009 were audited by Flackman Goodman & Potter, P.A., or Flackman, an independent public accounting firm. At the time that Flackman performed audit services for us, we were not a public company and were not subject to SEC regulations, including the requirement for our auditors to be a PCAOB registered accounting firm. In preparation for this offering, on December 17, 2010, we released Flackman and engaged UHY, an independent PCAOB registered public accounting firm, to audit our financial statements as of and for the year ended December 31, 2010 and to re-audit our financial statements as of December 31, 2009 and for the years ended December 31, 2008 and 2009. These financial statements, including UHY’s audit report thereon, are included in this prospectus and in the registration statement. The engagement of UHY was approved by our board of directors.

Neither of Flackman’s reports on the financial statements for the years ended December 31, 2008 and 2009 contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. During such time period, there were no disagreements between us and Flackman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

We have provided Flackman with a copy of the disclosure contained in the registration statement of which this prospectus is a part, which was received by Flackman on March 30, 2011. Flackman has furnished a letter addressed to the SEC and filed as an exhibit to our registration statement stating its agreement with the statements made in the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of that contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including us. The address of the SEC’s website is http://www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We maintain a website at          and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
C&J Energy Services, Inc.

We have audited the accompanying consolidated balance sheets of C&J Energy Services, Inc. and Subsidiary (collectively, the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of C&J Energy Services, Inc. and Subsidiary as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/
UHY LLP

Houston, Texas
February 15, 2011

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,816,734	$1,178,275
Accounts receivable, net of allowance for doubtful accounts of $509,717 and $311,324, respectively	44,354,381	12,668,069
Inventories, net	8,181,903	2,462,935
Prepaid expenses and other current assets	3,767,614	347,206
Deferred tax assets	265,000	167,000

TOTAL CURRENT ASSETS	59,385,632	16,823,485
PROPERTY, PLANT AND EQUIPMENT, net	88,395,494	65,404,436
OTHER ASSETS
Goodwill	60,338,653	60,338,653
Intangible assets, net of accumulated amortization of $4,498,183 and $3,429,308	5,767,817	6,836,692
Deposits on equipment under construction	8,413,009	578,205
Deferred financing costs, net of accumulated amortization of $505,560 and $1,010,591, respectively	3,190,215	241,286
Other	597,571	8,479

TOTAL OTHER ASSETS	78,307,265	68,003,315

TOTAL ASSETS	$226,088,391	$150,231,236

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$13,084,316	$10,598,159
Revolving credit facility	—	4,125,000
Current portion of long-term debt and capital leases	27,222,222	2,540,697
Accrued expenses	8,179,351	1,470,859
Accrued taxes	6,525,100	271,000
Warrants	—	335,967
Deferred revenue	4,033,000	33,000

TOTAL CURRENT LIABILITIES	59,043,989	19,374,682
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS	44,816,961	60,668,298
LONG-TERM DEFERRED REVENUE	723,250	756,250
DEFERRED TAX LIABILITIES	12,058,000	3,633,000

TOTAL LIABILITIES	116,642,200	84,432,230
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Common stock, par value of $.01, 100,000,000 shares authorized, 47,499,074 and 46,322,850 issued and outstanding, respectively	474,991	463,229
Additional paid-in capital	78,288,578	66,925,222
Retained earnings (accumulated deficit)	30,682,622	(1,589,445)

TOTAL SHAREHOLDERS’ EQUITY	109,446,191	65,799,006

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$226,088,391	$150,231,236

The accompanying notes are an integral part of the consolidated financial statements.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2010	2009	2008

REVENUE	$244,157,215	$67,029,969	$62,441,238
COST OF SALES	154,297,372	54,241,544	42,401,189

GROSS PROFIT	89,859,843	12,788,425	20,040,049
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	17,998,125	9,533,223	8,949,638
LOSS ON SALE/DISPOSAL OF ASSETS	1,571,033	920,078	397,238

OPERATING INCOME	70,290,685	2,335,124	10,693,173
OTHER INCOME (EXPENSE)
Interest income	8,841	3,661	4,890
Interest expense	(17,349,346)	(4,712,077)	(6,913,606)
Lender fees	(322,205)	(390,664)	(510,733)
Other income	162,661	—	—
Other expense	(149,659)	(51,923)	(67,693)

TOTAL OTHER EXPENSE	(17,649,708)	(5,151,003)	(7,487,142)

INCOME (LOSS) BEFORE INCOME TAXES	52,640,977	(2,815,879)	3,206,031
PROVISION (BENEFIT) FOR INCOME TAXES	20,368,910	(386,000)	2,085,026

NET INCOME (LOSS)	$32,272,067	$(2,429,879)	$1,121,005

INCOME (LOSS) PER COMMON SHARE:
Basic	$0.70	$(0.05)	$0.02
Diluted	$0.67	$(0.05)	$0.02
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	46,351,853	46,322,850	46,322,850
Diluted	47,850,728	46,322,850	46,603,816

The accompanying notes are an integral part of the consolidated financial statements.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Retained
			Additional	Earnings	Total
	Common Stock		Paid-In	(Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit)	Equity

Balance at January 1, 2008	46,322,850	$463,229	$66,614,044	$(280,571)	$66,796,702
Share-based compensation expense	—	—	181,727	—	181,727
Net income	—	—	—	1,121,005	1,121,005

Balance at December 31, 2008	46,322,850	463,229	66,795,771	840,434	68,099,434
Share-based compensation expense	—	—	129,451	—	129,451
Net loss	—	—	—	(2,429,879)	(2,429,879)

Balance at December 31, 2009	46,322,850	463,229	66,925,222	(1,589,445)	65,799,006
Exercise of warrants	1,176,224	11,762	10,728,943	—	10,740,705
Share-based compensation expense	—	—	634,413	—	634,413
Net income	—	—	—	32,272,067	32,272,067

Balance at December 31, 2010	47,499,074	$474,991	$78,288,578	$30,682,622	$109,446,191

The accompanying notes are an integral part of the consolidated financial statements.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$32,272,067	$(2,429,879)	$1,121,005
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	9,675,130	8,758,915	7,647,812
Amortization expense	1,068,875	1,068,875	1,188,227
Provision for doubtful accounts receivable, net of write-offs	504,245	200,000	145,000
Share-based compensation expense	634,413	129,451	181,727
Loss on change in fair value of warrant liability	10,403,058	335,967	—
Deferred income taxes	8,327,000	(624,000)	1,689,000
Loss on sale/disposal of assets	1,571,033	920,078	397,238
Non cash paid in kind interest expense	277,564	293,298	—
Amortization of deferred financing costs	746,846	319,344	319,344
Changes in operating assets and liabilities:
Accounts receivable	(32,190,557)	494,371	(9,098,455)
Inventories	(5,718,968)	(1,602,368)	(279,275)
Prepaid expenses and other current assets	(1,707,584)	164,632	(437,419)
Accounts payable	2,486,157	4,078,869	4,814,744
Accrued liabilities	6,708,492	73,080	645,228
Accrued taxes	6,254,100	(125,000)	284,874
Deferred revenue	4,000,000	—	—
Other	(589,092)	—	(8,479)

NET CASH PROVIDED BY OPERATING ACTIVITIES	44,722,779	12,055,633	8,610,571
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of and deposits on property, plant and equipment	(44,472,780)	(4,300,897)	(21,526,076)
Proceeds from MEDCO Incentive	—	—	819,500
Proceeds from sale/disposal of property, plant and equipment	654,931	47,292	33,840

NET CASH USED IN INVESTING ACTIVITIES	(43,817,849)	(4,253,605)	(20,672,736)
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings (repayment) of revolving credit facilities, net	(34,500,000)	(6,150,000)	17,000,000
Proceeds from long-term debt	75,887,850	2,000,000	—
Repayments of long-term debt	(36,919,529)	(2,500,000)	(5,000,000)
Repayments of capital lease obligations	(40,697)	(82,873)	(78,742)
Financing costs	(3,695,775)	—	—
Proceeds from exercise of warrants	1,680	—	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	733,529	(6,732,873)	11,921,258

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,638,459	1,069,155	(140,907)
CASH AND CASH EQUIVALENTS, beginning of year	1,178,275	109,120	250,027

CASH AND CASH EQUIVALENTS, end of year	$2,816,734	$1,178,275	$109,120

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$5,795,578	$4,094,823	$6,168,715

Income taxes (net of refunds received)	$5,747,710	$395,929	$111,152

The accompanying notes are an integral part of the consolidated financial statements.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 AND 2008

Note 1 —	Nature of Business and Summary of Significant Accounting Policies

Organization of Business:  C&J Energy Services, Inc. (the “Company”) was incorporated in Texas in 2006 and re-incorporated in Delaware in 2010. The Company provides specialty equipment services for oil and natural gas exploration and production companies in the Texas, Louisiana, and Oklahoma regions of the United States of America.

The nature of operations and the regions in which the Company operate are subject to changing economic, regulatory and political conditions. The Company is vulnerable to near-term and long-term changes in the demand for and prices of oil and natural gas and the related demand for oilfield service operations.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts, recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, income taxes and valuation allowances. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes.

Basis of Presentation:  The Company presents its financial statements in accordance with generally accepted accounting principles in the United States.

Principles of Consolidation:  The consolidated financial statements include the accounts of C&J Energy Services, Inc. and its wholly-owned subsidiary, C&J Spec-Rent Services, Inc. (the “Subsidiary”). All significant inter-company transactions and accounts have been eliminated upon consolidation.

Cash and Cash Equivalents:  For purposes of the statement of cash flows, cash is defined as cash on-hand and balances in operating bank accounts, amounts due from depository institutions, interest-bearing deposits in other banks, and money market accounts. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts:  Accounts receivable are stated at the amount billed to customers and are ordinarily due upon receipt. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Provisions for doubtful accounts are recorded when it becomes evident that the customer will not make the required payments at either contractual due dates or in the future. At December 31, 2010 and 2009, the allowance for doubtful accounts totaled $509,717 and $311,324, respectively. Bad debt expense was $504,245, $200,000 and $145,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Inventories:  Inventories, consisting of spare parts to be used in maintaining equipment and general supplies and materials for the Company’s operations, are stated at the lower of cost (first-in, first-out basis) or market (net realizable value). Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value. At December 31, 2010 and 2009, the inventory reserve totaled $37,318.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property, Plant and Equipment:  Property, plant and equipment is recorded at cost less accumulated depreciation. Certain equipment held under capital leases are classified as equipment and the related obligations are recorded as liabilities.

Maintenance and repairs, which do not improve or extend the life of the related assets, are charged to operations when incurred. Refurbishments and renewals are capitalized when the value of the equipment is enhanced for an extended period. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operating income.

The cost of property and equipment currently in service is depreciated over the estimated useful lives of the related assets, which range from five to twenty-five years. Depreciation is computed on a straight-line basis for financial reporting purposes. Capital leases are amortized using the straight-line method over the estimated useful lives of the assets and lease amortization is included in depreciation expense. Depreciation expense charged to operations was $9,675,130, $8,758,915 and $7,647,812 for the years ended December 31, 2010, 2009 and 2008, respectively.

Goodwill, Intangible Assets and Amortization:  Goodwill and other intangible assets with infinite lives are not amortized, but tested for impairment annually or more frequently if circumstances indicate that impairment may exist. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset’s estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.

The impairment test requires the allocation of goodwill and all other assets and liabilities to reporting units. The Company has one reporting unit and performs impairment tests on the carrying value of goodwill at least annually. The Company’s annual impairment tests involve the use of different valuation techniques, including a combination of the income and market approach, to determine the fair value of the reporting unit. Determining the fair value of a reporting unit is a matter of judgment and often involves the use of significant estimates and assumptions. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the reporting unit’s goodwill is less than its carrying value. For the years ended December 31, 2010, 2009 and 2008, no impairment write-down was deemed necessary. Significant and unanticipated changes to these assumptions could require an additional provision for impairment in a future period.

Deferred Financing Costs:  Costs incurred to obtain financing are capitalized and amortized on a straight-line basis over the term of the loan, which approximates the effective interest method. These costs are classified within interest expense on the accompanying consolidated statements of operations and approximated $746,846, $319,344 and $319,344 for the years ended December 31, 2010, 2009 and 2008, respectively. Estimated future amortization expense relating to deferred financing costs is as follows:

Year Ending December 31,
2011	$1,165,208
2012	1,165,208
2013	859,799

$3,190,215

Impairment of Long-Lived Assets:  Long-lived assets, which include property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

based upon the estimated undiscounted future net cash flows, excluding interest expense. The impairment loss is determined by comparing the fair value, as determined by a discounted cash flow analysis, with the carrying value of the related assets. For the years ended December 31, 2010, 2009 and 2008, no impairment write-down was deemed necessary.

Revenue Recognition:  Individual contractual arrangements dictate when the Company recognizes revenue for the Company’s services, including revenues associated with materials, chemicals and proppants consumed in connection with the Company’s services. With respect to hydraulic fracturing services, revenue is recognized upon completion of a job or, in the case of services performed under term contracts guaranteeing a minimum level of monthly revenue, the earlier of the passage of time or the completion of the job. With respect to coiled tubing and pressure pumping services, revenue is recognized upon completion of each day’s work.

Share-Based Compensation:  The Company accounts for share-based compensation cost based on the fair value at grant date by utilizing a Black-Scholes option-pricing model. The Company recognizes share-based compensation cost on a straight-line basis over the requisite service period. Further information regarding share-based compensation can be found in Note 9, Share-Based Compensation.

Income Taxes:  Income taxes are provided for the tax effects of transactions reported in financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities.

The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Effective January 1, 2009, the Company adopted guidance issued by the Financial Accounting Standards Board (“FASB”) in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company did not recognize any uncertain tax positions upon adoption of the guidance and had no uncertain tax positions as of December 31, 2010 and 2009. Management believes there are no tax positions taken or expected to be taken in the next twelve months that would significantly change the Company’s unrecognized tax benefits.

The Company will record income tax related interest and penalties, if applicable, as a component of the provision for income tax expense. However, there were no amounts recognized relating to interest and penalties in the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008. The tax years that remain open to examination by the major taxing jurisdictions

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to which the Company is subject range from 2007 to 2009. The Company has identified its major taxing jurisdictions as the United States of America and Texas. None of the Company’s federal or state tax returns are currently under examination.

The Company is subject to the Texas Margin Tax, which is determined by applying a tax rate to a base that considers both revenue and expenses. It is considered an income tax and is accounted for in accordance with the provisions of the FASB Accounting Standards Codification (“ASC”) Topic 740, Income Taxes.

Fair Value of Financial Instruments:  The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued warrants, notes payable and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. The carrying values of notes payable and long-term debt approximate their fair values, as interest approximates market rates. See Note 6 for further information regarding fair value of warrants.

Earnings per Share:  Basic earnings (loss) per share have been based on the weighted average number of ordinary shares outstanding during the applicable period. Diluted earnings (loss) per share has been computed based on the weighted average number of ordinary shares and ordinary share equivalents outstanding in the applicable period, as if all potentially dilutive securities were converted into ordinary shares (using the treasury stock method).

The components of basic and diluted earnings (loss) per share are as follows:

	Year Ended December 31,
	2010	2009	2008

Numerator:
Net income (loss) attributed to common shareholders	$32,272,067	$(2,429,879)	$1,121,005

Denominator:
Weighted average common shares outstanding	46,351,853	46,322,850	46,322,850
Effect of potentially dilutive common shares:
Warrants and stock options	1,498,875	—	280,966

Weighted average common shares outstanding and assumed conversions	47,850,728	46,322,850	46,603,816

Income (loss) per common share:
Basic	$0.70	$(0.05)	$0.02

Diluted	$0.67	$(0.05)	$0.02

Potentially dilutive securities excluded as anti-dilutive	243,146	254,381	26,019

Reclassifications:  Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings (accumulated deficit).

Recent Accounting Pronouncements:  In June 2009, the FASB issued authoritative guidance that eliminates the qualifying special purpose entity concept, changes the requirements for derecognizing financial assets and requires enhanced disclosures about transfers of financial assets.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The guidance also revises earlier guidance for determining whether an entity is a variable interest entity, requires a new approach for determining who should consolidate a variable interest entity, changes when it is necessary to reassess who should consolidate a variable interest entity, and requires enhanced disclosures related to an enterprise’s involvement in variable interest entities. The Company adopted this guidance effective January 1, 2010, which did not have a material effect on the consolidated financial statements.

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. The Company adopted this guidance in the first quarter 2010, which did not have a material effect on the consolidated financial position, results of operations or cash flows.

Note 2 —	Property, Plant and Equipment

Major classifications of property, plant and equipment and their respective useful lives are as follows:

	Estimated	December 31,
	Useful Lives	2010	2009

Land	Indefinite	$395,400	$395,400
Machinery and equipment	5-10 years	79,380,054	76,455,371
Building and leasehold improvements	5-25 years	5,092,456	4,910,127
Transportation equipment	5 years	4,773,372	2,375,368
Office furniture, fixtures and equipment	5-10 years	1,004,764	839,626

		90,646,046	84,975,892
Less: accumulated depreciation		(27,712,337)	(19,571,456)

		62,933,709	65,404,436
Assets not yet placed in service		25,461,785	—

Property, plant and equipment, net		$88,395,494	$65,404,436

Note 3 —	Intangibles

Intangibles consist of the following:

	Amortization	December 31,
	Period	2010	2009

Trade name	15 years	$3,675,000	$3,675,000
Customer relationship	8 years	6,591,000	6,591,000

		10,266,000	10,266,000
Less: accumulated amortization		(4,498,183)	(3,429,308)

Intangible assets, net		$5,767,817	$6,836,692

Total amortization expense for the years ended December 31, 2010, 2009 and 2008 totaled $1,068,875, $1,068,875 and $1,188,227, respectively.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimated amortization expense for each of the next five years is as follows:

Year Ending December 31,
2011	$1,068,875
2012	1,068,875
2013	1,068,875
2014	897,234
2015	245,000
Thereafter	1,418,958

$5,767,817

Note 4 —	Long-Term Debt and Capital Lease Obligations

Debt and capital lease obligations consist of the following:

	December 31,
	2010	2009

Senior credit facility with a financial institution maturing on June 1, 2013 with maximum allowable indebtedness of $126,666,667; a principal installment of $3,333,333 paid on December 15, 2010, principal installments of $1,111,111 to be paid on January 1, 2011 and February 1, 2011 and then monthly in the amount of $2,500,000, with any remaining balance due at maturity; interest payable monthly at a variable interest rate determined from a pricing scale based on debt/EBITDA ratio, where the LIBOR floor is 1.5% (weighted average approximate rate of 5.0% at December 31, 2010).	$47,039,183	$—
$25,000,000 subordinated term loan with a financial institution due in a lump sum on June 30, 2014; interest payable monthly, at a rate of LIBOR plus 13%, where the LIBOR floor is 1.0% (14% at December 31, 2010).	25,000,000	—
$37,500,000 maximum credit facility with a bank, principal payable quarterly in varying amounts, due on January 31, 2011, interest payable quarterly, at a rate of prime plus 4% or LIBOR plus 4%, where the LIBOR floor is 2.5%. This facility was closed in 2010.	—	37,500,000
$35,000,000 term loan with a financial institution due on April 30, 2011; principal payable quarterly in varying amounts, due April 11, 2011; interest payable quarterly, at a rate of LIBOR plus 9.0%, where the LIBOR floor is 2.5%. The Company has the option to pay up to 4% of the interest in kind, thereby capitalizing accrued interest by increasing the outstanding principal. This loan was paid in full in 2010.	—	27,781,111
$909,000 of subordinated promissory notes with a group of stockholders, due on October 1, 2012; interest payable quarterly, at a rate of prime plus 0.50%. The Company has the option to pay the interest in kind, thereby capitalizing accrued interest by increasing the outstanding principal. These notes were paid and closed in 2010.	—	914,539

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
	2010	2009

$1,000,000 of subordinated promissory notes with a financial institution due on October 1, 2012; interest payable quarterly, at a rate of prime plus 0.50%. The Company has the option to pay the interest in kind, thereby capitalizing accrued interest by increasing the outstanding principal. These notes were paid and closed in 2010.	—	914,539
$182,000 of subordinated promissory notes with a stockholder due on October 1, 2012; interest payable quarterly, at a rate of prime plus 0.50%. The Company has the option to pay the interest in kind, thereby capitalizing accrued interest by increasing the outstanding principal. These notes were paid and closed in 2010.	—	183,109
Capital lease payable for 77 vehicle location units; interest at 4.95%, due in monthly installments of $4,235 including interest through October 2010. This lease was paid in full in 2010.	—	38,012
Capital lease payable for 55 vehicle location units; interest at 4.95%, due in monthly installments of $3,025 including interest through January 2010. This lease was paid in full in 2010.	—	2,685

	72,039,183	67,333,995
Less: amount maturing within one year	27,222,222	6,665,697

Long-term debt and capital lease obligations	$44,816,961	$60,668,298

The cost of equipment under capital leases included in the balance sheets as property, plant and equipment was $242,417 at December 31, 2010 and 2009. Accumulated amortization of the leased equipment at December 31, 2010 and 2009 was $163,072 and $114,589, respectively. Amortization of assets under capital leases is included in depreciation expense.

Debt is secured by a general assignment of all assets of the Company. The loan agreements contain restrictive covenants relating to net worth, fixed charge coverage, debt leverage, capital expenditures, etc. which are to be maintained. As of December 31, 2010, the Company was in compliance with all of its restrictive covenants.

The carrying value of the Company’s credit facility and subordinated promissory notes approximate fair value as all interest terms are based on variable market rates plus a small percentage. In 2009, the $35,000,000 term loan was amended and restated. In conjunction with this, the Company executed and delivered a warrant agreement as further discussed in Note 5.

Interest expense for the years ended December 31, 2010, 2009 and 2008 totaled $17,349,346, $4,712,077 and $6,913,606, respectively. Accrued interest at December 31, 2010, 2009 and 2008 totaled $188,494, $126,090 and $457,445, respectively.

The following is a summary of scheduled debt and capital lease maturities by year:

Year Ending December 31,
2011	$27,222,222
2012	16,816,961
2013	3,000,000
2014	25,000,000

$72,039,183

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 —	Derivative Liabilities

The Derivatives and Hedging topic of the FASB ASC 815, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. The guidance provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. The topic also indicates that “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position” should not be considered derivative instruments.

The Company has the obligation to issue common stock warrants in connection with a debt agreement allowing the financial institution to exercise warrants at $.01 per share upon the settlement of the term loan. The financial institution will earn warrants over the life of the agreement beginning December 31, 2009. As of December 31, 2009, the financial institution earned warrants equating to approximately 242,900 shares of common stock.

Prior to the implementation of this topic, the warrants, when issued, would have been classified as permanent equity because they met the exception and all of the criteria in the FASB guidance covering the accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock. However, the warrants contain provisions such that if the Company makes certain equity offerings in the future at a price lower than a specified price, additional warrants would be issuable to the debt holder.

The Derivative and Hedging topic provides that an instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity’s control. If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) would still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares. The warrants contain a provision that changes the number of shares to be issued in the event the Company issues additional shares at a more favorable price than a specified price.

Under the provisions of the Derivative and Hedging topic, the embedded conversion feature in the Company’s warrants are not considered indexed to the Company’s stock because future equity offerings (or sales) of the Company’s stock are not an input to the fair value of a “fixed-for-fixed” option on equity shares. Accordingly, as of December 31, 2009, the Company’s warrants have been recognized as a liability in the Company’s consolidated balance sheet. At the time the term loan was paid in full, 1,176,224 warrants had been accumulated by the financial institution. The warrants were exercised in December 2010.

	Fair Value of Derivative Instruments
Derivative not Designated		As of	As of
as Hedging Instruments	Balance Sheet Location	December 31, 2010	December 31, 2009

Equity contracts	Current liabilities	$—	$335,967

Total		$—	$335,967

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2010 and 2009 is as follows:

		Year Ended December 31,
		2010	2009
	Location of	Amount of Loss	Amount of Loss
	Loss Recognized in	Recognized in	Recognized in
	Operations on	Operations on	Operations on
Derivative not Designated as Hedging Instruments	Derivative	Derivative	Derivative

Equity contracts	Interest expense	$10,403,058	$335,967

Total		$10,403,058	$335,967

Note 6 —	Fair Value of Financial Instruments

The Company follows the Fair Value Measurements topic of the FASB ASC, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements.

This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Hierarchical levels, as defined in this guidance and directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities are as follows:

•	Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 — Inputs that are both significant to the fair value measurement and unobservable. Unobservable inputs reflect the Company’s judgment about assumptions market participants would use in pricing the asset or liability estimated impact to quoted prices markets.

The reported fair values for financial instruments that use Level 3 inputs to determine fair value are based on the Black-Scholes valuation model. Accordingly, certain fair values may not represent actual values of our financial instruments that could have been realized as of December 31, 2009 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement.

The Company had the following liabilities measured at fair value on a recurring basis as of December 31, 2009:

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Warrants	$—	$—	$335,967	$335,967

Total Derivative Liabilities	$—	$—	$335,967	$335,967

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the year ended December 31, 2009, the Company recorded derivative liabilities on its balance sheet related to certain warrants. As of December 31, 2009, the Company used the Black-Scholes valuation model to determine the fair value of these warrants using the following assumptions: stock price of $1.44 per share, exercise price of $0.01, risk-free discount rate of 2.69%, and volatility of 75%.

Expected volatilities are based on comparable public company data. The risk-free rate is based on the approximate U.S. Treasury yield rate in effect at the time of grant. The Company’s calculation of stock price, included in the Black Scholes valuation model, involves the use of different valuation techniques, including a combination of an income and/or market approach. Determination of the fair value is a matter of judgment and often involves the use of significant estimates and assumptions.

The warrants were exercised in December 2010. The final value of the warrants, upon exercise, was determined based on the value of the underlying common stock included in a private offering of the Company’s common stock that occurred during December 2010 (approximately $10.00 per share).

A reconciliation of the Company’s liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is as follows:

Level 3

Balance — January 1, 2009	$—
Included in earnings as interest expense	(335,967)

Balance — December 31, 2009	(335,967)
Included in earnings as interest expense	(10,403,058)
Reclassified to APIC	10,739,025

Balance — December 31, 2010	$—

The Company is not a party to any significant hedge arrangements, commodity swap agreements or any other derivative financial instruments.

Note 7 —	Income Taxes

The provision for income tax expense consists of the following:

	Year Ended December 31,
	2010	2009	2008

Current provision:
Federal	$10,502,000	$—	$30
State	1,539,910	238,000	395,996

Total current provision	12,041,910	238,000	396,026
Deferred (benefit) provision:
Federal	8,327,000	(624,000)	1,689,000

Total deferred (benefit) provision	8,327,000	(624,000)	1,689,000

Provision (benefit) for income taxes	$20,368,910	$(386,000)	$2,085,026

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reconciles the statutory tax rates to the Company’s actual tax rate:

	2010	2009	2008

Federal statutory rate	35.0%	34.0%	34.0%
State income taxes, net of federal benefit	2.9%	(8.5)%	12.4%
Non-deductible amortization expense on intangibles	0.0%	(11.9)%	11.3%
Permanent difference on MEDCO incentive proceeds	0.0%	0.0%	7.3%
Other	0.8%	0.1%	0.0%

Effective income tax rate	38.7%	13.7%	65.0%

The Company’s Federal deferred tax assets and liabilities consist of the following:

	December 31,
	2010	2009

Deferred tax assets — short-term	$265,000	$167,000
Deferred tax liabilities — long-term	(12,058,000)	(3,633,000)

Total	$(11,793,000)	$(3,466,000)

At December 31, 2009, the Company’s net operating loss carry forwards totaled approximately $16,500,000 for Federal purposes. The Company anticipates utilizing all of these carry forwards in its 2010 consolidated Federal income tax return.

The Company’s deferred tax assets and liabilities as of December 31, 2010 and 2009 consist of:

	December 31,
	2010	2009

Deferred tax assets:
Compensation	$655,000	$421,000
Allowance for doubtful accounts	178,000	106,000
Inventory reserves	13,000	13,000
Accruals	73,000	48,000
Net operating losses	—	5,525,000
Contribution Carryover	—	73,000

Total gross deferred tax assets	919,000	6,186,000
Valuation allowance	—	—

Total gross deferred tax assets	919,000	6,186,000

Deferred tax liabilities:
Depreciation on property, plant and equipment	(9,429,000)	(7,056,000)
Amortization of goodwill	(3,283,000)	(2,596,000)

Total gross deferred tax liabilities	(12,712,000)	(9,652,000)

Net deferred tax liabilities	$(11,793,000)	$(3,466,000)

Note 8 —	Employee Benefit Plan

The Company maintains a contributory profit sharing plan under a 401(k) arrangement which covers all employees meeting certain eligibility requirements. Eligible employees can make annual contributions to the plan up to the maximum amount allowed by current regulations. The Company matches dollar for dollar all contributions made by eligible employees up to 4% of their gross salary.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s 401(k) contributions for the years ended December 31, 2010, 2009 and 2008 totaled $208,977, $140,473 and $123,585, respectively.

Note 9 —	Share-Based Compensation

The Company’s 2006 Stock Option Plan (the “2006 Plan”) permits the grant of share options to its employees for up to 2,026,318 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price for the Company’s stock at the date of grant; those option awards generally vest over 4 years of continuous service with 20% on the vesting start date and 20% on each of the first four anniversaries of the vesting start date. Two employees have been given full 100% vesting as of the vesting start date. Certain option awards provide for accelerated vesting if there is a change in control, as defined in the 2006 Plan. The Company accelerated the vesting of these unvested options related to the 2006 Plan such that all outstanding options were completely vested.

The Company’s 2010 Stock Option Plan (the “2010 Plan”) permits the grant of share options to its employees for up to 5,699,889 shares of common stock. Under the 2010 Plan, option awards are generally granted with an exercise price equal to the market price for the Company’s stock at the date of grant; those option awards generally vest over three years of continuous service with one-third vesting on the first, second, and third anniversaries of the option’s grant date. Certain option awards provide for accelerated vesting if there is a change in control, as defined in the 2010 Plan.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the table below. Expected volatilities are based on comparable public company data. The Company uses historical data to estimate employee termination and forfeiture rates of the options within the valuation model. The expected term of options granted is derived using the “plain vanilla” method due to the lack of history and volume of option activity at the Company. The risk-free rate is based on the approximate U.S. Treasury yield rate in effect at the time of grant. The Company’s calculation of stock price involves the use of different valuation techniques, including a combination of an income and/or market approach. Determination of the fair value is a matter of judgment and often involves the use of significant estimates and assumptions.

	2010	2009	2008

Expected volatility	75%	*	65%
Expected dividends	None	*	None
Exercise price	$10.00	*	$1.43
Expected term (in years)	6.00	*	6.25
Risk-free rate	2.1%	*	1.87%

The weighted-average grant-date fair value of options granted during the year ended December 31, 2010 was $6.64.

*	There were no options granted during the year ended December 31, 2009.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of option activity under the plans for the year ended December 31, 2010 is presented below:

			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Shares	Exercise Price	Life	Value
	(In years)

Outstanding at January 1, 2010	1,991,318	$1.43
Granted	3,359,936	10.00
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2010	5,351,254	$6.81	8.55	$17,068,383

Exercisable at December 31, 2010	2,026,318	$1.58	6.19	$17,068,383

Non-vested shares at December 31, 2010, 2009 and 2008 totaled 3,324,936, 56,484 and 102,979, respectively. As of December 31, 2010, there was $21,885,413 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.0 years.

Share-based compensation cost that has been charged against operations was $634,413, $129,451 and $181,727 for the years ended December 31, 2010, 2009 and 2008, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was approximately $222,000, $45,000 and $62,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 10 —	Related Party Transactions

The Company purchases a significant portion of machinery and equipment from a vendor that is 12% owned by our chief executive officer, Mr. Comstock. For the years ended December 31, 2010, 2009 and 2008, fixed asset purchases from this vendor total $22,190,788, $1,490,080 and $8,692,870, respectively. Deposits with this vendor on equipment to be purchased at December 31, 2010 and 2009 totaled $4,198,962 and $0, respectively. Amounts payable to this vendor at December 31, 2010 and 2009 totaled $73,783 and $293,083, respectively, and are included in accounts payable.

The Company has subordinated promissory notes with stockholders as discussed in Note 4. Interest for the years ended December 31, 2010, 2009 and 2008 aggregated $63,896, $6,648 and $0, respectively, and was capitalized by increasing the principal amount of the notes.

Note 11 —	Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited because the Company performs credit evaluations, sets credit limits, and monitors the payment patterns of its customers. Cash balances on deposits with financial institutions, at times, may exceed federally insured limits. The Company monitors the institutions’ financial condition.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Four customers accounted for approximately 76% of sales for the year ended December 31, 2010. Accounts receivable balances for these same four customers totaled approximately $29,755,201 at December 31, 2010. Three customers accounted for approximately 49% of sales for the year ended December 31, 2009. Accounts receivable balances for these same three customers totaled approximately $2,511,000 at December 31, 2009. Three customers accounted for approximately 46% of sales for the year ended December 31, 2008.

Note 12 —	Commitments and Contingencies

At December 31, 2010 and 2009, the Company had commitments of approximately $51,035,792 and $886,500, respectively, for the acquisition of machinery and equipment. The outstanding commitments at December 31, 2010 are all expected to be incurred in 2011.

The Company has entered into certain take-or-pay contracts which guarantees a minimum level of monthly revenue. The revenue related to these contracts is recognized on the earlier of the passage of time under terms as defined by the respective contract or as the services are performed.

From time to time the Company may be involved in claims and litigation arising in the ordinary course of business. Because there are inherent uncertainties in the ultimate outcome of such matters, it is presently not possible to determine the ultimate outcome of any potential claims or litigation against the Company; however, management believes that the outcome of such matters will not have a material adverse effect upon the Company’s consolidated financial position, results of operation or liquidity.

The Company occupies various facilities and leases certain equipment under non-cancellable lease agreements. Lease expense under operating leases for the years ended December 31, 2010, 2009 and 2008 totaled $2,941,879, $731,569 and $394,164, respectively. Future minimum lease payments under operating leases for the years subsequent to December 31, 2010 are as follows:

Year Ending December 31,
2011	$4,722,005
2012	5,191,697
2013	5,195,002
2014	3,337,546
2015	656,298
Thereafter	646,688

$19,749,236

Note 13 —	Medco Incentive

In 2007, the Company and Marshall Economic Development Corporation (“MEDCO”) entered into an agreement under which MEDCO agreed to provide funds for the building of new facilities in Marshall, Texas. MEDCO is a state funded organization chartered to assist in the creation of manufacturing jobs in the Marshall, Texas area by facilitating the construction of roads and buildings for companies willing to locate manufacturing facilities in the local area. The incentive package offered to the Company includes 14 acres of land to be leased to the Company for an initial three years for $1 with the option to purchase the land at the end of the three year term for $500,000. The Company has also been given the option to continue to lease the land for an additional ten years under two five year options for $1 per year. For each year after the end of the initial three year lease, the purchase option on the land will be reduced by $50,000 and at the end of year 13, the purchase option price will be reduced to $0 and MEDCO will deed the property to the Company. The incentive package also

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allows for $825,000 to be contributed to the Company toward the construction of a building and infrastructure on the aforementioned land. In return for these economic incentives, the Company will be required to maintain approximately 130 new jobs at the new facility in Marshall, Texas over a three year period and then maintain these jobs over the period of the lease.

During 2008, the Company completed construction of the building, hired 45 employees and placed approximately $20,000,000 of equipment in service at the Marshall location. Management has treated the $825,000 received from MEDCO as deferred revenue to be amortized over the life of the building located in Marshall, Texas. The impact of the deferred revenue stream directly offsets depreciation expense in the consolidated statements of operations. This treatment was determined by management as appropriate under the assumption that it is probable that the Company will meet the employment target over the three year period set forth in the MEDCO agreement and will either choose a purchase option under the lease or remain in the facility until such time that MEDCO will deed the property to the Company.

During 2010 and 2009, the Company has continued to meet the employment target.

Note 14 —	Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date, but before the financial statements are available to be issued. The Company evaluated such events and transactions through February 15, 2011, the date the financial statements were available for issuance.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2011	2010
	(Unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,055,769	$2,816,734
Accounts receivable, net of allowance for doubtful accounts of $576,717 and $509,717, respectively	71,768,797	44,354,381
Inventories, net	14,459,096	8,181,903
Prepaid expenses and other current assets	4,654,215	3,767,614
Deferred tax assets	312,000	265,000

TOTAL CURRENT ASSETS	93,249,877	59,385,632
PROPERTY, PLANT AND EQUIPMENT, net	117,276,855	88,395,494
OTHER ASSETS
Goodwill	60,338,653	60,338,653
Intangible assets, net of accumulated amortization of $4,765,402 and $4,498,183	5,500,598	5,767,817
Deposits on equipment under construction	5,432,128	8,413,009
Deferred financing costs, net of accumulated amortization of $796,862 and $505,560, respectively	2,961,913	3,190,215
Other	597,571	597,571

TOTAL OTHER ASSETS	74,830,863	78,307,265

TOTAL ASSETS	$285,357,595	$226,088,391

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$26,651,631	$13,084,316
Current portion of long-term debt and capital leases	30,000,000	27,222,222
Accrued expenses	6,190,575	8,179,351
Accrued taxes	6,012,005	6,525,100
Deferred revenue	33,000	4,033,000

TOTAL CURRENT LIABILITIES	68,887,211	59,043,989
LONG-TERM DEBT	49,066,962	44,816,961
DEFERRED TAX LIABILITIES	25,940,000	12,058,000
OTHER LONG-TERM LIABILITIES	800,401	723,250

TOTAL LIABILITIES	144,694,574	116,642,200
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Common stock, par value of $.01, 100,000,000 shares authorized, 47,499,074 issued and outstanding	474,991	474,991
Additional paid-in capital	80,420,248	78,288,578
Retained earnings	59,767,782	30,682,622

TOTAL SHAREHOLDERS’ EQUITY	140,663,021	109,446,191

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$285,357,595	$226,088,391

The accompanying notes are an integral part of the consolidated financial statements.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended March 31,
	2011	2010

REVENUE	$127,204,077	$32,636,448
COST OF SALES	70,048,019	23,176,216

GROSS PROFIT	57,156,058	9,460,232
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	8,824,907	2,867,163
GAIN ON DISPOSAL OF ASSETS	(89,612)	(16,197)

OPERATING INCOME	48,420,763	6,609,266
OTHER INCOME (EXPENSE)
Interest income	591	179
Interest expense	(1,958,667)	(2,997,689)
Lender fees	(25,000)	(53,250)
Other income	13,000	101,515
Other expense	—	(1,146)

TOTAL OTHER EXPENSE	(1,970,076)	(2,950,391)

INCOME BEFORE INCOME TAXES	46,450,687	3,658,875
PROVISION FOR INCOME TAXES	17,365,527	1,415,766

NET INCOME	$29,085,160	$2,243,109

INCOME PER COMMON SHARE:
Basic	$0.61	$0.05
Diluted	$0.60	$0.05
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	47,499,074	46,322,850
Diluted	48,696,969	46,836,469

The accompanying notes are an integral part of the consolidated financial statements.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional		Total
	Common Stock		Paid-In	Retained	Shareholders’
	Shares	Amount	Capital	Earnings	Equity

Balance at December 31, 2009	46,322,850	463,229	66,925,222	(1,589,445)	65,799,006
Exercise of warrants	1,176,224	11,762	10,728,943	—	10,740,705
Share-based compensation expense	—	—	634,413	—	634,413
Net income	—	—	—	32,272,067	32,272,067

Balance at December 31, 2010	47,499,074	474,991	78,288,578	30,682,622	109,446,191
Share-based compensation expense*	—	—	2,131,670	—	2,131,670
Net income*	—	—	—	29,085,160	29,085,160

Balance at March 31, 2011*	47,499,074	$474,991	$80,420,248	$59,767,782	$140,663,021

*	Unaudited

The accompanying notes are an integral part of the consolidated financial statements.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$29,085,160	$2,243,109
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	3,335,589	2,249,772
Amortization expense	267,219	267,218
Provision for doubtful accounts receivable, net of write-offs	67,500	12,500
Share-based compensation expense	2,131,670	32,650
Loss on change in fair value of warrant liability	—	1,475,714
Deferred income taxes	13,835,000	150,460
Gain on disposal of assets	(89,612)	(16,197)
Non cash paid in kind interest expense	—	277,564
Amortization of deferred financing costs	291,302	79,836
Changes in operating assets and liabilities:
Accounts receivable	(27,481,916)	(6,322,053)
Inventories	(6,277,193)	515,114
Prepaid expenses and other current assets	(2,599,425)	38,729
Accounts payable	13,567,315	1,538,155
Accrued liabilities	(1,988,776)	(721,680)
Accrued taxes	(513,095)	1,265,306
Deferred revenue	(4,000,000)	—
Other	85,401	—

NET CASH PROVIDED BY OPERATING ACTIVITIES	19,716,139	3,086,197
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of and deposits on property, plant and equipment	(29,784,282)	(2,514,940)
Proceeds from disposal of property, plant and equipment	2,342,399	24,561

NET CASH USED IN INVESTING ACTIVITIES	(27,441,883)	(2,490,379)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of revolving credit facilities	(1,000,000)	(1,000,000)
Proceeds from long-term debt	12,750,001	—
Repayments of long-term debt	(4,722,222)	(625,000)
Repayments of capital lease obligations	—	(14,969)
Financing costs	(63,000)	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	6,964,779	(1,639,969)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(760,965)	(1,044,151)
CASH AND CASH EQUIVALENTS, beginning of period	2,816,734	1,178,275

CASH AND CASH EQUIVALENTS, end of period	$2,055,769	$134,124

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$1,087,352	$818,695

Income taxes (net of refunds received)	$4,037,068	$—

The accompanying notes are an integral part of the consolidated financial statements.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 — Nature of Business and Summary of Significant Accounting Policies

Organization of Business:  C&J Energy Services, Inc. (the “Company”) was incorporated in Texas in 2006 and re-incorporated in Delaware in 2010. The Company provides specialty equipment services for oil and natural gas exploration and production companies in the Texas, Louisiana, and Oklahoma regions of the United States of America.

The nature of operations and the regions in which the Company operate are subject to changing economic, regulatory and political conditions. The Company is vulnerable to near-term and long-term changes in the demand for and prices of oil and natural gas and the related demand for oilfield service operations.

Basis of Presentation:  The accompanying consolidated financial statements include all adjustments, comprised of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. They have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Therefore, these consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2010. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

Principles of Consolidation:  The consolidated financial statements include the accounts of C&J Energy Services, Inc. and its wholly-owned subsidiary, C&J Spec-Rent Services, Inc. (the “Subsidiary”). All significant inter-company transactions and accounts have been eliminated upon consolidation.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts, recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, income taxes and valuation allowances. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable are stated at the amount billed to customers and are ordinarily due upon receipt. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Provisions for doubtful accounts are recorded when it becomes evident that the customer will not make the required payments at either contractual due dates or in the future.

Inventories:  Inventories, consisting of spare parts to be used in maintaining equipment and general supplies and materials for the Company’s operations, are stated at the lower of cost (first-in, first-out basis) or market (net realizable value). Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Property, Plant and Equipment:  Property, plant and equipment is recorded at cost less accumulated depreciation. Certain equipment held under capital leases are classified as equipment and the related obligations are recorded as liabilities.

Maintenance and repairs, which do not improve or extend the life of the related assets, are charged to operations when incurred. Refurbishments and renewals are capitalized when the value of the equipment is enhanced for an extended period. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operating income.

The cost of property and equipment currently in service is depreciated over the estimated useful lives of the related assets, which range from five to twenty-five years. Depreciation is computed on a straight-line basis for financial reporting purposes.

Goodwill, Intangible Assets and Amortization:  Goodwill and other intangible assets with infinite lives are not amortized, but tested for impairment annually or more frequently if circumstances indicate that impairment may exist. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset’s estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized. No impairment was recorded in the periods presented herein.

Revenue Recognition:  Individual contractual arrangements dictate when the Company recognizes revenue for the Company’s services, including revenues associated with materials, chemicals and proppants consumed in connection with the Company’s services. With respect to hydraulic fracturing services, revenue is recognized upon completion of a job or, in the case of services performed under term contracts guaranteeing a minimum level of monthly revenue, the earlier of the passage of time or the completion of the job. With respect to coiled tubing and pressure pumping services, revenue is recognized upon completion of each day’s work.

Share-Based Compensation:  The Company accounts for share-based compensation cost based on the fair value at grant date by utilizing a Black-Scholes option-pricing model. The Company recognizes share-based compensation cost on a straight-line basis over the requisite service period. Further information regarding share-based compensation can be found in Note 5, Share-Based Compensation.

Fair Value of Financial Instruments:  The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued warrants, notes payable and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. The carrying values of notes payable and long-term debt approximate their fair values, as interest approximates market rates. See Note 4 for further information regarding fair value of warrants.

Income Taxes:  Income taxes are provided for the tax effects of transactions reported in financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings per Share:  Basic earnings per share is based on the weighted average number of ordinary shares outstanding during the applicable period. Diluted earnings per share is computed based on the weighted average number of ordinary shares and ordinary share equivalents outstanding in the applicable period, as if all potentially dilutive securities were converted into ordinary shares (using the treasury stock method).

The components of basic and diluted earnings per share are as follows:

	Three Months Ended March 31,
	2011	2010

Numerator:
Net income attributed to common shareholders	$29,085,160	$2,243,109

Denominator:
Weighted average common shares outstanding	47,499,074	46,322,850
Effect of potentially dilutive common shares:
Warrants and stock options	1,197,895	513,619

Weighted average common shares outstanding and assumed conversions	48,696,969	46,836,469

Income per common share:
Basic	$0.61	$0.05

Diluted	$0.60	$0.05

Potentially dilutive securities excluded as anti-dilutive	3,648,180	647,318

Recent Accounting Pronouncements:  In December 2010, the FASB issued ASU No. 2010-09, “Business Combinations: Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). ASU 2010-29 addresses diversity in the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. If a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The Company adopted ASU 2010-29 on January 1, 2011. This update had no impact on the Company’s financial position, results of operations or cash flows.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Note 2 —	Long-Term Debt

Debt consists of the following:

	March 31,	December 31,
	2011	2010

Senior credit facility with a financial institution maturing on June 1, 2013 with maximum allowable indebtedness of $126,666,667; with principal installments of $2,500,000 to be paid monthly with any remaining balance due at maturity; interest payable monthly at a variable interest rate determined from a pricing scale based on debt/EBITDA ratio, where the LIBOR floor is 1.5% (weighted average approximate rate of 5.3% at March 31, 2011)	$54,066,962	$47,039,183
$25,000,000 subordinated term loan with a financial institution due in a lump sum on June 30, 2014; interest payable monthly, at a rate of LIBOR plus 13%, where the LIBOR floor is 1.0% (14.0% at March 31, 2011)	25,000,000	25,000,000

	79,066,962	72,039,183
Less: amount maturing within one year	30,000,000	27,222,222

Long-term debt	$49,066,962	$44,816,961

Debt is secured by a general assignment of all assets of the Company. The loan agreements contain restrictive covenants relating to net worth, fixed charge coverage, debt leverage, capital expenditures, etc. which are to be maintained. As discussed in Note 8, Subsequent Events, the Company’s senior credit facility and subordinated term loan were retired on April 19, 2011.

Note 3 —	Derivative Liabilities

The Derivatives and Hedging topic of the FASB ASC 815, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. The guidance provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. The topic also indicates that “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position” should not be considered derivative instruments.

The Company has the obligation to issue common stock warrants in connection with a debt agreement allowing the financial institution to exercise warrants at $.01 per share upon the settlement of the term loan. The financial institution will earn warrants over the life of the agreement beginning December 31, 2009. As of March 31, 2010, the financial institution earned warrants equating to approximately 612,000 shares of common stock.

Prior to the implementation of this topic, the warrants, when issued, would have been classified as permanent equity because they met the exception and all of the criteria in the FASB guidance covering the accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock. However, the warrants contain provisions such that if the Company makes certain equity offerings in the future at a price lower than a specified price, additional warrants would be issuable to the debt holder.

The Derivative and Hedging topic provides that an instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

entity’s control. If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) would still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares. The warrants contain a provision that changes the number of shares to be issued in the event the Company issues additional shares at a more favorable price than a specified price.

Under the provisions of the Derivative and Hedging topic, the embedded conversion feature in the Company’s warrants are not considered indexed to the Company’s stock because future equity offerings (or sales) of the Company’s stock are not an input to the fair value of a “fixed-for-fixed” option on equity shares. Accordingly, as of March 31, 2010, the warrants have been recognized as a liability in the Company’s consolidated balance sheet. The warrants were exercised in December 2010.

The effect of derivative instruments on the consolidated statements of operations for the three months ended March 31, 2011 and 2010 is as follows:

		Three Months Ended March 31,
		2011	2010
	Location of	Amount of Loss	Amount of Loss
	Loss Recognized in	Recognized in	Recognized in
Derivative not Designated	Operations on	Operations on	Operations on
as Hedging Instruments	Derivative	Derivative	Derivative

Equity contracts	Interest expense	$—	$1,475,714

Total		$—	$1,475,714

Note 4 —	Fair Value of Financial Instruments

The Company follows the Fair Value Measurements topic of the FASB ASC, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements.

This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Hierarchical levels, as defined in this guidance and directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities are as follows:

•	Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 — Inputs that are both significant to the fair value measurement and unobservable. Unobservable inputs reflect the Company’s judgment about assumptions market participants would use in pricing the asset or liability estimated impact to quoted prices markets.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The reported fair values for financial instruments that use Level 3 inputs to determine fair value are based on the Black-Scholes valuation model. Accordingly, certain fair values may not represent actual values of our financial instruments that could have been realized during the periods presented.

For the three months ended March 31, 2010, the Company recorded derivative liabilities on its balance sheet related to the warrants discussed in Note 3, Derivative Liabilities. The Company used the Black-Scholes valuation model to determine the fair value of these warrants using the following assumptions: stock price of $3.09 per share, exercise price of $0.01, risk-free discount rate of 2.14%, and volatility of 75%.

Expected volatilities are based on comparable public company data. The risk-free rate is based on the approximate U.S. Treasury yield rate in effect at the time of grant. The Company’s calculation of stock price, included in the Black Scholes valuation model, involves the use of different valuation techniques, including a combination of an income and/or market approach. Determination of the fair value is a matter of judgment and often involves the use of significant estimates and assumptions.

The warrants were exercised in December 2010. The final value of the warrants, upon exercise, was determined based on the value of the underlying common stock included in a private offering of the Company’s common stock that occurred during December 2010 (approximately $10.00 per share).

A reconciliation of the Company’s liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is as follows:

Level 3

Balance — December 31, 2009	$(335,967)
Included in earnings as interest expense	(1,475,714)

Balance — March 31, 2010	$(1,811,681)

The Company is not a party to any hedge arrangements, commodity swap agreements or any other derivative financial instruments.

Note 5 —	Share-Based Compensation

The Company’s 2006 Stock Option Plan (the “2006 Plan”) permits the grant of share options to its employees for up to 2,026,318 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price for the Company’s stock at the date of grant; those option awards generally vest over 4 years of continuous service with 20% on the vesting start date and 20% on each of the first four anniversaries of the vesting start date. Two employees have been given full 100% vesting as of the vesting start date. Certain option awards provide for accelerated vesting if there is a change in control, as defined in the 2006 Plan. The Company accelerated the vesting of these unvested options related to the 2006 Plan such that all outstanding options were completely vested.

The Company’s 2010 Stock Option Plan (the “2010 Plan”) permits the grant of share options to its employees for up to 5,699,889 shares of common stock. Under the 2010 Plan, option awards are generally granted with an exercise price equal to the market price for the Company’s stock at the date of grant; those option awards generally vest over three years of continuous service with one-third vesting on the first, second, and third anniversaries of the option’s grant date. Certain option awards provide for accelerated vesting if there is a change in control, as defined in the 2010 Plan.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. Expected volatilities are based on comparable public company data. The

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Company uses historical data to estimate employee termination and forfeiture rates of the options within the valuation model. The expected term of options granted is derived using the “plain vanilla” method due to the lack of history and volume of option activity at the Company. The risk-free rate is based on the approximate U.S. Treasury yield rate in effect at the time of grant. The Company’s calculation of stock price involves the use of different valuation techniques, including a combination of an income and/or market approach. Determination of the fair value is a matter of judgment and often involves the use of significant estimates and assumptions.

During the three months ended March 31, 2011, 524,335 options were granted at exercise prices ranging from $10.00 to $11.00 per share. The key input variables used in valuing these options were: risk-free interest of 2.2% to 2.6%; dividend yield of zero; stock price volatility of 75%; and expected option lives of 5 to 6 years.

During the three months ended March 31, 2010 no stock options were granted by the Company.

As of March 31, 2011, the Company had 5,875,589 options outstanding to employees and nonemployee directors.

Note 6 —	Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited because the Company performs credit evaluations, sets credit limits, and monitors the payment patterns of its customers. Cash balances on deposits with financial institutions, at times, may exceed federally insured limits. The Company monitors the institutions’ financial condition.

Note 7 —	Commitments and Contingencies

The Company has entered into certain take-or-pay contracts which guarantees a minimum level of monthly revenue. The revenue related to these contracts is recognized on the earlier of the passage of time under terms as defined by the respective contract or as the services are performed.

From time to time the Company may be involved in claims and litigation arising in the ordinary course of business. Because there are inherent uncertainties in the ultimate outcome of such matters, it is presently not possible to determine the ultimate outcome of any potential claims or litigation against the Company; however, management believes that the outcome of such matters will not have a material adverse effect upon the Company’s consolidated financial position, results of operation or liquidity.

Note 8 —	Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date, but before the financial statements are available to be issued. The Company evaluated such events and transactions through May 12, 2011, the date the financial statements were available for issuance.

On April 19, 2011, the Company entered into a credit agreement with a new lender providing the Company the ability to borrow up to $200.0 million. The agreement provides for borrowings under revolving credit loans and swing line loans and the Company may obtain stand-by letters of credit from the lender up to the remaining amount available under the agreement. The agreement does contain compliance covenants to be met on a quarterly and annual basis. The interest rate is adjustable quarterly and is initially set at either LIBOR plus 2.5% or the lender’s prime rate plus 1.5%, depending on the borrowing.

C&J ENERGY SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

As part of the agreement, the Company’s existing senior credit facility and subordinated term loan were both terminated. Amounts outstanding under the senior credit facility and subordinated term loan, including accrued and unpaid interest and applicable early termination penalties of $4.7 million, were paid in full.

On April 28, 2011, the Company acquired all of the outstanding capital stock of Total E&S, Inc. (“TES”) in exchange for $21.6 million in cash. In addition, the Company made payments of $10.0 million to retire the outstanding debt of TES. The Company’s chief executive officer, Joshua E. Comstock, owned 12% of TES’s and served on its board of directors until March 2011. The Company is the largest customer of TES, comprising more than 75% of its revenue for the year ended December 31, 2010. TES is engaged in the manufacture and assembly of specialized pressure pumping and coil tubing equipment for the oilfield services industry.

C&J Energy Services, Inc.

28,768,000 Shares

Common Stock

PROSPECTUS

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses payable by us in connection with the registration of the common stock offered hereby. With the exception of the Registration Fee, FINRA Filing Fee and NYSE Listing Fee, the amounts set forth below are estimates. The selling stockholders will not bear any portion of such expenses.

SEC Registration Fee	$
FINRA Filing Fee
NYSE Listing Fee
Accountants Fees and Expenses
Legal Fees and Expenses
Printing and Engraving Expenses
Transfer Agent and Registrar Fees
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers

Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated certificate of incorporation and amended and restated bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our current directors and executive officers and expect to enter into indemnification agreements with each of our future directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Item 15.	Recent Sales of Unregistered Securities

On October 7, 2007, C&J Energy Services, Inc., Energy Spectrum Partners IV LP, CCP II and certain of our other stockholders named therein entered into the Share Purchase Agreement. Pursuant to the Share Purchase Agreement, Energy Spectrum Partners IV LP and CCP II each purchased 500,000 shares of our common stock for an aggregate $10.0 million. We believe the issuances in this offering were exempt from registration under Section 4(2) of the Securities Act based upon representations made to us by the purchasers in the Share Purchase Agreement. Energy Spectrum Partners IV LP and CCP II were granted the right to purchase such shares pursuant to their preemptive rights set forth in the 2006 Shareholders’ Agreement.

On December 23, 2010, we completed a private placement of 28,263,000 shares of our common stock. FBR Capital Markets & Co. acted as initial purchaser and placement agent in the offering. We refer to this offering herein as the 2010 Private Placement. Shares of our common stock were sold to accredited investors, qualified institutional buyers and certain persons outside the United States in offshore transactions at a price per share of $10.00. FBR Capital Markets & Co.’s initial purchaser’s discount and placement fee was $0.70 per share, resulting in a price per share received by us before expenses of $9.30, or $262,845,900 in aggregate proceeds to us before expenses. On January 21, 2011, FBR Capital Markets & Co. exercised a portion of their over-allotment option and purchased or placed an additional 505,000 shares of our common stock. The price per share, initial purchaser’s discount and placement fee per share and price per share received by us were the same in the over-allotment exercise as they were in the initial offering. We received an additional $4,969,500 from the sale of the over-allotment shares before expenses. We believe the issuances in this offering were exempt from registration pursuant to Section 4(2), Rule 144A, Regulation S or Regulation D of the Securities Act based upon the representations to us or FBR Capital Markets & Co. by each investor or investor transferee that such investor is an “accredited investor” as defined in Rule 501(a) under the Securities Act, such investor is a non-US person and otherwise complies with the requirements for relation of Regulation S, or such investor is a “qualified institutional investor” as defined in Rule 144A under the Securities Act, as the case may be.

Item 16.	Exhibits

(a)

Exhibit
Number		Description

3.1		Amended and Restated Certificate of Incorporation of C&J Energy Services, Inc. (incorporated herein by reference to Exhibit 3.1 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
3.2		Amended and Restated Bylaws of C&J Energy Services, Inc. (incorporated herein by reference to Exhibit 3.2 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
4.1		Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated May 12, 2011 (Registration No. 333-173177)
*5	.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
†10	.1	C&J Energy Services, Inc. 2006 Stock Option Plan, adopted by the Board of Directors and approved by the Shareholders on October 16, 2006 (incorporated herein by reference to Exhibit 10.1 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
†10	.2	Amendment to the C&J Energy Services, Inc. 2006 Stock Option Plan, dated December 23, 2010 (incorporated herein by reference to Exhibit 10.2 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))

Exhibit
Number		Description

†*10	.3	C&J Energy Services, Inc. 2010 Stock Option Plan, adopted by the Board of Directors and approved by the Shareholders on December 15, 2010
10.4		Master Operating Lease dated July 14, 2010, between BB&T Equipment Finance Corporation, the C&J Spec-Rent Services, Inc. and C&J Energy Services, Inc., as amended, supplemented and modified from time to time, and the related Equipment Schedules (as defined therein) (incorporated herein by reference to Exhibit 10.4 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
10.5		Master Operating Lease Agreement dated as of July 21, 2010, between AIG Commercial Equipment Finance, Inc., and C&J Spec-Rent Services, Inc. and C&J Energy Services, Inc., as amended, supplemented and modified from time to time, and the related Equipment Schedules (as defined therein) (incorporated herein by reference to Exhibit 10.5 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
10.6		Rider 1 dated as of July 21, 2010 to Master Operating Lease Agreement dated as of July 21, 2010, between AIG Commercial Equipment Finance, Inc., and C&J Spec-Rent Services, Inc. and C&J Energy Services, Inc., as amended, supplemented and modified from time to time, and the related Equipment Schedules (as defined in the Master Operating Lease Agreement) (incorporated herein by reference to Exhibit 10.6 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
†*10	.7	Amended and Restated Employment Agreement effective December 23, 2010 between C&J Energy Services, Inc. and Joshua E. Comstock
†*10	.8	Amended and Restated Employment Agreement effective December 23, 2010 between C&J Energy Services, Inc. and Randall C. McMullen, Jr.
†*10	.9	Amended and Restated Employment Agreement effective December 23, 2010 between C&J Energy Services, Inc. and Bretton W. Barrier
†*10	.10	Employment Agreement effective February 1, 2011 between C&J Energy Services, Inc. and Theodore R. Moore
†*10	.11	Joshua E. Comstock Non-Statutory Stock Option Agreement, dated December 23, 2010
†*10	.12	Randall C. McMullen, Jr. Non-Statutory Stock Option Agreement, dated December 23, 2010
†*10	.13	Bretton W. Barrier Non-Statutory Stock Option Agreement, dated December 23, 2010
†*10	.14	Theodore R. Moore Non-Statutory Stock Option Agreement, dated February 1, 2011
**10	.15	Amended and Restated Stockholders Agreement of C&J Energy Services, Inc. dated as of December 23, 2010 (incorporated herein by reference to Exhibit 10.15 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
10.16		First Amendment to the Amended and Restated Stockholders Agreement of C&J Energy Services, Inc. dated as of May 12, 2011 (incorporated herein by reference to Exhibit 10.16 to Amendment No. 1 to the C&J Energy Services, Inc’s Registration Statement on Form S-1A, dated May 12, 2011 (Registration No. 333-173177))
10.17		Registration Rights Agreement, dated December 23, 2010, among C&J Energy Services, Inc., certain of our stockholders and FBR Capital Markets & Co. (incorporated herein by reference to Exhibit 10.17 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
10.18		Credit Agreement, dated as of April 19, 2011, among C&J Energy Services, Inc. as Borrower, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, Comerica Bank as L/C Issuer and Syndication Agent, Wells Fargo Bank, National Association as Documentation Agent, and the Other Lenders party thereto (incorporated herein by reference to Exhibit 10.18 to Amendment No. 1 to the C&J Energy Services, Inc’s Registration Statement on Form S-1A, dated March 30, 2011 (Registration No. 333-173177))

Exhibit
Number		Description

**16	.1	Letter from Flackman Goodman & Proctor, P.A., dated March 30, 2011
21.1		List of Subsidiaries of C&J Energy Services, Inc. (incorporated herein by reference to Exhibit 21.1 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
23.1		Consent of UHY LLP
*23	.2	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)
**24	.1	Power of Attorney (included on the signature page of this registration statement)

*	To be filed by amendment.

**	Previously filed.

†	Management contract or compensatory plan or arrangement.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on May 12, 2011.

C&J Energy Services, Inc.

By:	/s/ Joshua E. Comstock
Joshua E. Comstock
Chief Executive Officer, President and Chairman

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Joshua E. Comstock Joshua E. Comstock	Chief Executive Officer, President and Chairman of the Board of Directors (principal executive officer)	May 12, 2011

/s/ Randall C. McMullen, Jr. Randall C. McMullen, Jr.	Executive Vice President, Chief Financial Officer, Treasurer and Director (principal financial and accounting officer)	May 12, 2011

/s/ * Darren M. Friedman	Director	May 12, 2011

/s/ * James P. Benson	Director	May 12, 2011

/s/ * Michael Roemer	Director	May 12, 2011

/s/ * H. H. “Tripp” Wommack, III	Director	May 12, 2011

/s/ * C. James Stewart, III	Director	May 12, 2011

*By:	Randall C. McMullen
Randall C. McMullen,
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit
Number		Description

3.1		Amended and Restated Certificate of Incorporation of C&J Energy Services, Inc. (incorporated herein by reference to Exhibit 3.1 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
3.2		Amended and Restated Bylaws of C&J Energy Services, Inc. (incorporated herein by reference to Exhibit 3.2 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
4.1		Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated May 12, 2011 (Registration No. 333-173177)
*5	.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
†10	.1	C&J Energy Services, Inc. 2006 Stock Option Plan, adopted by the Board of Directors and approved by the Shareholders on October 16, 2006 (incorporated herein by reference to Exhibit 10.1 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
†10	.2	Amendment to the C&J Energy Services, Inc. 2006 Stock Option Plan, dated December 23, 2010 (incorporated herein by reference to Exhibit 10.2 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
†*10	.3	C&J Energy Services, Inc. 2010 Stock Option Plan, adopted by the Board of Directors and approved by the Shareholders on December 15, 2010
10.4		Master Operating Lease dated July 14, 2010, between BB&T Equipment Finance Corporation, the C&J Spec-Rent Services, Inc. and C&J Energy Services, Inc., as amended, supplemented and modified from time to time, and the related Equipment Schedules (as defined therein) (incorporated herein by reference to Exhibit 10.4 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
10.5		Master Operating Lease Agreement dated as of July 21, 2010, between AIG Commercial Equipment Finance, Inc., and C&J Spec-Rent Services, Inc. and C&J Energy Services, Inc., as amended, supplemented and modified from time to time, and the related Equipment Schedules (as defined therein) (incorporated herein by reference to Exhibit 10.5 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
10.6		Rider 1 dated as of July 21, 2010 to Master Operating Lease Agreement dated as of July 21, 2010, between AIG Commercial Equipment Finance, Inc., and C&J Spec-Rent Services, Inc. and C&J Energy Services, Inc., as amended, supplemented and modified from time to time, and the related Equipment Schedules (as defined in the Master Operating Lease Agreement) (incorporated herein by reference to Exhibit 10.6 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
†*10	.7	Amended and Restated Employment Agreement effective December 23, 2010 between C&J Energy Services, Inc. and Joshua E. Comstock
†*10	.8	Amended and Restated Employment Agreement effective December 23, 2010 between C&J Energy Services, Inc. and Randall C. McMullen, Jr.
†*10	.9	Amended and Restated Employment Agreement effective December 23, 2010 between C&J Energy Services, Inc. and Bretton W. Barrier
†*10	.10	Employment Agreement effective February 1, 2011 between C&J Energy Services, Inc. and Theodore R. Moore
†*10	.11	Joshua E. Comstock Non-Statutory Stock Option Agreement, dated December 23, 2010
†*10	.12	Randall C. McMullen, Jr. Non-Statutory Stock Option Agreement, dated December 23, 2010
†*10	.13	Bretton W. Barrier Non-Statutory Stock Option Agreement, dated December 23, 2010

Exhibit
Number		Description

†*10	.14	Theodore R. Moore Non-Statutory Stock Option Agreement, dated February 1, 2011
10.15		Amended and Restated Stockholders Agreement of C&J Energy Services, Inc. dated as of December 23, 2010 (incorporated herein by reference to Exhibit 10.15 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
10.16		First Amendment to the Amended and Restated Stockholders Agreement of C&J Energy Services, Inc. dated as of May 12, 2011 (incorporated herein by reference to Exhibit 10.16 to Amendment No. 1 to the C&J Energy Services, Inc’s Registration Statement on Form S-1A, dated May 12, 2011 (Registration No. 333-173177))
10.17		Registration Rights Agreement, dated December 23, 2010, among C&J Energy Services, Inc., certain of our stockholders and FBR Capital Markets & Co. (incorporated herein by reference to Exhibit 10.17 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
10.18		Credit Agreement, dated as of April 19, 2011, among C&J Energy Services, Inc. as Borrower, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, Comerica Bank as L/C Issuer and Syndication Agent, Wells Fargo Bank, National Association as Documentation Agent, and the Other Lenders party thereto (incorporated herein by reference to Exhibit 10.18 to Amendment No. 1 to the C&J Energy Services, Inc’s Registration Statement on Form S-1A, dated March 31, 2011 (Registration No. 333-173177))
**16	.1	Letter from Flackman Goodman & Proctor, P.A., dated March 30, 2011
21.1		List of Subsidiaries of C&J Energy Services, Inc. (incorporated herein by reference to Exhibit 21.1 to the C&J Energy Services, Inc.’s Registration Statement on Form S-1, dated March 30, 2011 (Registration No. 333-173177))
23.1		Consent of UHY LLP
*23	.2	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)
**24	.1	Power of Attorney

*	To be filed by amendment.

**	Previously filed.

†	Management contract or compensatory plan or arrangement.